Exhibit 10.1

$385,000,000

AMENDED AND RESTATED CREDIT AGREEMENT

among

ALLIANCE ONE INTERNATIONAL, INC.,
as the Company and a Borrower,

INTABEX NETHERLANDS B.V.,
as the Dutch Borrower

THE MATERIAL DOMESTIC SUBSIDIARIES
OF THE COMPANY
FROM TIME TO TIME PARTIES HERETO,
as Domestic Guarantors,

ALLIANCE ONE INTERNATIONAL AG,
as a Foreign Guarantor,

THE LENDERS FROM
TIME TO TIME PARTIES HERETO,

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent,

DEUTSCHE BANK SECURITIES INC.,
as Syndication Agent

and

ING BANK N.V., LONDON BRANCH,
COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. "RABOBANK
NEDERLAND", NEW YORK BRANCH
and
SOCIETE GENERALE,
as Documentation Agents

WACHOVIA CAPITAL MARKETS, LLC,
DEUTSCHE BANK SECURITIES INC.,
and
ING CAPITAL LLC,
as Co-Lead Arrangers

WACHOVIA CAPITAL MARKETS, LLC,
as Sole Book Manager

_____

Dated as of March 30, 2007

_____

TABLE OF CONTENTS

Page

Schedules

Schedule 1.1(a)	Form of Account Designation Letter
Schedule 1.1(b)	Pledged Foreign Subsidiaries
Schedule 1.1(c)	Foreign Pledge Agreements
Schedule 2.1(b)(i)	Form of Notice of Borrowing
Schedule 2.1(e)	Form of Revolving Note
Schedule 2.2(d)	Form of Swingline Note
Schedule 2.5(d)	Form of Term Loan B Note
Schedule 2.10	Form of Notice of Conversion/Extension
Schedule 3.6	Litigation
Schedule 3.10	Environmental Matters
Schedule 3.12	Subsidiaries
Schedule 3.21	Labor Matters
Schedule 3.23	Material Contracts
Schedule 3.27	FCPA
Schedule 5.2(c)	Form of Borrowing Base Certificate
Schedule 5.10	Form of Joinder Agreement
Schedule 6.1	Indebtedness
Schedule 6.2	Liens
Schedule 9.6	Form of Assignment and Assumption

AMENDED AND RESTATED CREDIT AGREEMENT

AMENDED AND RESTATED CREDIT AGREEMENT, dated as of March 30, 2007, among **ALLIANCE ONE INTERNATIONAL, INC.**, a Virginia corporation (the "Company"), **INTABEX NETHERLANDS B.V.**, a company formed under the laws of The Netherlands and a Subsidiary of the Company (the "Dutch Borrower"; together with the Company, collectively the "Borrowers," and individually, a "Borrower"), those Material Domestic Subsidiaries of the Company identified as a "Domestic Guarantor" on the signature pages hereto and such other Material Domestic Subsidiaries of the Company as may from time to time become a party hereto (collectively the "Domestic Guarantors"), **ALLIANCE ONE INTERNATIONAL AG**, a Swiss corporation ("Alliance AG"; together with the Company and the Domestic Guarantors, collectively the "Foreign Guarantors," or the "Guarantors" and individually, a "Foreign Guarantor" or a "Guarantor"), the several banks and other financial institutions as may from time to time become parties to this Agreement (collectively the "Lenders," and individually, a "Lender"), and **WACHOVIA BANK, NATIONAL ASSOCIATION**, a national banking association, as administrative agent for the Lenders hereunder (in such capacity, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, the Borrowers, the Guarantors, the lenders party thereto and the Administrative Agent are parties to that certain Credit Agreement dated as of May 13, 2005 (as amended, supplemented or otherwise modified from time to time prior to the date hereof, the "Existing Credit Agreement"); and

WHEREAS, the Borrowers desire to amend the Existing Credit Agreement as set forth herein and to restate the Existing Credit Agreement in its entirety to read as follows; and

WHEREAS, the Borrowers have requested that the Lenders make loans and other financial accommodations to the Borrowers in the amount of up to $385,000,000, as more particularly described herein; and

WHEREAS, the Lenders have agreed to make and/or continue to make such loans and other financial accommodations to the Borrowers on the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 **Defined Terms.**

As used in this Agreement, terms defined in the preamble to this Agreement have the meanings therein indicated, and the following terms have the following meanings:

"<u>Account Designation Letter</u>" shall mean the Account Designation Letter dated as of the Closing Date from the Administrative Borrower to the Administrative Agent substantially in the form attached hereto as <u>Schedule 1.1(a)</u>.

"<u>Acquisition</u>" shall mean any transaction, or any series of related transactions, by which the Company and/or any of its Subsidiaries directly or indirectly (a) acquires any ongoing business or all or substantially all of the assets of any Person or division thereof, whether through purchase of assets, merger or otherwise, (b) acquires (in one transaction or as the most recent transaction in a series of transactions) control of at least a majority in ordinary voting power of the securities of a Person which have ordinary voting power for the election of directors or (c) otherwise acquires control of a 50% or more ownership interest in any such Person.

"<u>Additional Credit Party</u>" shall mean each Person that becomes a Guarantor by execution of a Joinder Agreement in accordance with Section 5.10.

"<u>Administrative Agent</u>" shall have the meaning set forth in the first paragraph of this Agreement and any successors in such capacity.

"<u>Administrative Borrower</u>" shall mean the Company.

"<u>Administrative Questionnaire</u>" shall mean an administrative questionnaire in a form supplied by the Administrative Agent.

"<u>Advances on Tobacco</u>" shall mean loans, advances and extensions of credit made by the Company or any of its Subsidiaries to growers and other suppliers of tobacco (including Affiliates) and tobacco growers' cooperatives, whether short-term or long-term, in the ordinary course of business to finance the growing or processing of tobacco.

"<u>Affiliate</u>" shall mean, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"<u>Agents</u>" shall mean the Administrative Agent, Deutsche Bank Securities Inc., as Syndication Agent, and ING Bank N.V., London Branch, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch and Societe Generale, as Documentation Agents.

"Agreement" or "Credit Agreement" shall mean this Amended and Restated Credit Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

"Alliance AG" shall have the meaning set forth in the preamble of this Agreement.

"Alliance AG Guaranty" shall have the meaning set forth in Section 11.9.

"Alliance AG Guaranty Payments" shall have the meaning set forth in Section 11.9(b).

"Alternate Base Rate" shall mean, for any day, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. For purposes hereof: "Prime Rate" shall mean, at any time, the rate of interest per annum publicly announced from time to time by Wachovia at its principal office in Charlotte, North Carolina as its prime rate. Each change in the Prime Rate shall be effective as of the opening of business on the day such change in the Prime Rate occurs. The parties hereto acknowledge that the rate announced publicly by Wachovia as its Prime Rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks; and "Federal Funds Effective Rate" shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published on the next succeeding Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three (3) federal funds brokers of recognized standing selected by it. If for any reason the Administrative Agent shall have determined (which determination shall be conclusive in the absence of manifest error) that it is unable to ascertain the Federal Funds Effective Rate, for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms thereof, the Alternate Base Rate shall be determined without regard to clause (b) of the first sentence of this definition, as appropriate, until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective on the opening of business on the date of such change.

"Alternate Base Rate Loans" shall mean Loans that bear interest at an interest rate based on the Alternate Base Rate.

"Applicable Borrower" shall mean, (a) with respect to any Revolving Loan or Swingline Loan, the Borrower that has borrowed such Revolving Loan or Swingline Loan and (b) with respect to any Letter of Credit, the Borrower for whose account the Administrative Borrower has requested such Letter of Credit be issued.

"Applicable Lending Office" shall mean, with respect to each Lender, such Lender's Domestic Lending Office in the case of an Alternate Base Rate Loan and such Lender's LIBOR Lending Office in the case of LIBOR Rate Loans.

"Applicable Percentage" shall mean (a) at all times, 2.25% for the Term Loan B borrowings which are LIBOR Rate Loans and 1.25% for Term Loan B borrowings which are Alternate Base Rate Loans and (b) for Revolving Loans and Letter of Credit Fees, the rate set forth below opposite the applicable Level then in effect, and based on the Consolidated Interest Coverage Ratio as follows:

| Level | Consolidated Interest Coverage Ratio | Applicable Percentage for Revolving Loans | | Commitment Fee |
		Alternate Base Rate Margin	LIBOR Rate Margin and Letter of Credit Fees	
I	< 1.75 to 1.0	2.00%	3.00%	0.75%
II	≥ 1.75 to 1.0 but < 2.25 to 1.0	1.75%	2.75%	0.75%
III	≥ 2.25 to 1.0 but < 2.75 to 1.0	1.50%	2.50%	0.75%
IV	≥ 2.75 to 1.0	1.25%	2.25%	0.50%

The initial Applicable Percentages for Revolving Loans, Letter of Credit Fees and the Commitment Fee shall be those set forth in Level II until the Interest Determination Date occurring after the delivery of the officer's compliance certificate pursuant to Section 5.2(b) for the quarter ending September 30, 2007. The Applicable Percentage shall, in each case, be determined and adjusted quarterly on the date five (5) Business Days after the date on which the Administrative Agent has received from the Company the annual or quarterly financial information and certifications required to be delivered to the Administrative Agent and the Lenders in accordance with the provisions of Sections 5.1(a) and (b) and Section 5.2(b) (each an "Interest Determination Date"). Such Applicable Percentage shall be effective from such Interest Determination Date until the next such Interest Determination Date. After the Closing Date, if the Company shall fail to provide the annual or quarterly financial information and certifications in accordance with the provisions of Sections 5.1(a) and (b) and Section 5.2(b), the Applicable Percentage from the date five (5) Business Days after the date by which the Company was so required to provide such financial information and certifications to the Administrative Agent and the Lenders, shall be based on Level I until such time as such information and certifications are provided, whereupon the Level shall be determined by the then current Consolidated Interest Coverage Ratio. In the event that any financial statement or certification delivered pursuant to Section 5.1 or 5.2(b) is shown to be inaccurate (regardless of whether this Agreement or the Commitments are in effect when such inaccuracy is discovered), and such inaccuracy, if corrected, would have led to the application of a higher Applicable Percentage for any period (an "Applicable Period") than the Applicable Percentage applied for such Applicable Period, and only in such case, then the Borrower shall immediately (i) deliver to the Administrative Agent a corrected compliance certificate for such Applicable Period, (ii) determine the Applicable Percentage for such Applicable Period based upon the corrected compliance certificate, and (iii) immediately pay to the Administrative Agent the accrued additional interest owing as a result of such increased Applicable Percentage for such Applicable

Period, which payment shall be promptly applied by the Administrative Agent in accordance with Section 2.12.

"Approved Accounting Firm" shall mean Deloitte & Touche or any other independent public accountants selected by the Company and reasonably satisfactory to the Required Lenders.

"Approved Fund" shall mean any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Asset Disposition" shall mean the disposition of any or all of the assets (including, without limitation, the Capital Stock of a Subsidiary or any ownership interest in a joint venture) of any Credit Party or any of its Subsidiaries, whether by sale, lease, transfer or otherwise, in a single transaction or in a series of related transactions. The term "Asset Disposition" shall not include (a) the sale, lease, transfer or other disposition of assets permitted by Section 6.4(a)(i), (ii), (iii), (iv), (v), (vi), (vii) or (viii) or (b) any Equity Issuance.

"Assignment and Assumption" shall mean an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Schedule 9.6 or any other form approved by the Administrative Agent.

"Average Outstanding" shall have the meaning set forth in the definition of "Consolidated Total Debt."

"Bankruptcy Code" shall mean the Bankruptcy Code in Title 11 of the United States Code, as amended, modified, succeeded or replaced from time to time.

"Bankruptcy Event" shall mean the occurrence of an Event of Default under Section 7.1(e).

"Borrower" shall have the meaning set forth in the preamble of this Agreement.

"Borrowing Base" shall mean, as of any day, the sum of (a) 80% of Eligible Receivables, plus (b) 80% of total Advances on Tobacco, plus (c) 90% of Committed Inventories constituting Eligible Inventory, plus (d) 60% of Uncommitted Inventories constituting Eligible Inventory, in each case as set forth in the most recent Borrowing Base Certificate delivered to the Administrative Agent and the Lenders in accordance with the terms of Section 5.2(c).

"Borrowing Base Certificate" shall have the meaning set forth in Section 5.2(c).

"Borrowing Date" shall mean, in respect of any Loan, the date such Loan is made.

"Business Day" shall mean a day other than a Saturday, Sunday or other day on which commercial banks in Charlotte, North Carolina or New York, New York are authorized or required by law to close; provided, however, that when used in connection with a rate determination, borrowing or payment in respect of a LIBOR Rate Loan, the term "Business Day" shall also exclude any day on which banks in London, England are not open for dealings in Dollar deposits in the London interbank market.

"Calculation Period" shall mean as of the last day of any fiscal quarter the four (4) fiscal-quarter period of the Company ending on such date.

"Capital Lease" shall mean any lease of property, real or personal, the obligations with respect to which are required to be capitalized on a balance sheet of the lessee in accordance with GAAP.

"Capital Lease Obligations" shall mean the capitalized lease obligations relating to a Capital Lease determined in accordance with GAAP.

"Capital Stock" shall mean (a) in the case of a corporation, capital stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership, partnership interests (whether general or limited), (d) in the case of a limited liability company, membership interests and (e) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" shall mean (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof) having maturities of not more than twelve (12) months from the date of acquisition ("Government Obligations"), (b) Investments in deposits in (including money market funds of), or certificates of deposits or bankers' acceptances of, (i) any bank or trust company organized under the laws of the United States or any state thereof having capital and surplus in excess of $100,000,000, (ii) any international bank organized under the laws of any country which is a member of the OECD or a political subdivision of any such country, and having a combined capital and surplus of at least $100,000,000, or (iii) leading banks in a country where the Company or the Subsidiary making such Investment does business; provided, that all such Investments mature within 270 days of the date of such Investment; and provided, further, that all Investments pursuant to clause (iii) above are (A) solely of funds generated in the ordinary course of business by operations of the relevant investor in the country where such Investment is made, and (B) denominated in the currency of the country in which such Investment is made or in Dollars, (c) commercial paper maturing within 270 days and having one of the two highest ratings of either S&P, Moody's or Fitch Investors' Service, Inc., (d) money market funds (other than those referred to in clause (c) above) that have assets in excess of $2,000,000,000, are managed by recognized and responsible institutions and invest solely in obligations of the types referred to in clauses (a), (b)(i) and (ii) and (c) above, (e) repurchase agreements with a bank or trust company (including a Lender) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or directly and fully guaranteed by the United States of America, (f) obligations of any state of the United States or any political subdivision thereof for the payment of the principal and redemption price of and interest on which there shall have been irrevocably deposited Government Obligations maturing as to principal and interest at times and in amounts sufficient to provide such payment, and (g) auction preferred stock rated in the highest short term credit rating category by S&P or Moody's.

"Change of Control" shall mean such time as:

     (a)   any Person or group (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act) has become, directly or indirectly, the beneficial owner, by way of merger, consolidation or otherwise, of 30% or more of the voting power of the Voting Stock of the Company on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company convertible into or exercisable for Voting Stock of the Company (whether or not such securities are then currently convertible or exercisable); or

     (b)   the sale, lease or transfer of all or substantially all of the consolidated assets of the Company to any Person or group; or

     (c)   during any period of two (2) consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors of the Company, together with any new members of such Board of Directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the members of such Board of Directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors of the Company then in office; or

     (d)   the Company consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, the Company (in each case, whether or not in compliance with the terms of this Agreement), in any such event pursuant to a transaction in which immediately after the consummation thereof Persons owning a majority of the Voting Stock of the Company immediately prior to such consummation shall cease to own a majority of the Voting Stock of the Company; or

     (e)   the Company shall fail to own and control, directly or indirectly, 100% of the outstanding Capital Stock of the Dutch Borrower.

"Closing Date" shall mean the date of this Agreement.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Collateral" shall mean a collective reference to the collateral that is identified in, and at any time will be covered by, the Security Documents and any other collateral that may from time to time secure the Credit Party Obligations.

"Commitment" shall mean the Revolving Commitment, the LOC Commitment, the Swingline Commitment, and the Term Loan B Commitment, individually or collectively, as appropriate.

"Commitment Fee" shall have the meaning set forth in Section 2.6(a).

"Commitment Percentage" shall mean the Revolving Commitment Percentage and/or the Term Loan B Commitment Percentage, as appropriate.

"Commitment Period" shall mean the period from and including the Closing Date to but not including the Maturity Date.

"Committed Inventories" shall mean tobacco inventories for which the Company or any of its Subsidiaries has received a Confirmed Order.

"Commonly Controlled Entity" shall mean an entity, whether or not incorporated, which is under common control with the Company or any of its Subsidiaries within the meaning of Section 4001 of ERISA or is part of a group which includes the Company or any of its Subsidiaries and which is treated as a single employer under Section 414 of the Code.

"Company" shall have the meaning set forth in the preamble hereof.

"Company LOC Obligations" shall mean the LOC Obligations in respect of Letters of Credit issued for the account of the Company.

"Compliance Certificate" shall have the meaning set forth in Section 5.2(b).

"Confirmed Order" shall mean an order by a customer not an Affiliate of the Company or any of its Subsidiaries which has been accepted in the ordinary course of business by representatives of the Company or any of its Subsidiaries or an Affiliate of the Company or any of its Subsidiaries and recorded on the inventory records of such Affiliate or the Company or any of its Subsidiaries.

"Consolidated Capital Expenditures" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, all expenditures by the Company and its Subsidiaries for the acquisition or leasing of any fixed assets or improvements, or for replacements, substitutions or additions thereto, which have a useful life of more than one year (such fixed assets or improvements referred to as "Capital Assets") and which are or should be reflected on the Company's consolidated statement of cash flows for such period as capital expenditures in accordance with GAAP.

"Consolidated EBIT" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the sum (without duplication) of (a) Consolidated Net Income plus (b) to the extent included in the determination of such Consolidated Net Income, (i) Consolidated Income Tax Expense plus (ii) Consolidated Interest Expense minus (iii) any extraordinary items of gain minus (iv) any items of gain attributable to Financial Accounting Standards Board Statements No. 121, 123R, 133 (solely with respect to any interest rate swap, cap or collar agreement), 142 and 144) plus (v) any items of loss attributable to Financial Accounting Standards Board Statements No. 121, 123R, 133 (solely with respect to any interest rate swap, cap or collar agreement), 142 and 144) plus (vi) costs and expenses incurred in connection with exit and disposal activities associated with discontinued foreign operations in an amount not to exceed $15,000,000 in the aggregate, in each case determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated EBITDA" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the sum of (a) Consolidated EBIT, plus (b) the aggregate amount of the depreciation expense and amortization expense of the Company and its Subsidiaries to the extent deducted in determining Consolidated Net Income, in each case determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Funded Debt" shall mean, at any date, all liabilities of the Company and its Subsidiaries that are or should be reflected at such date on the Company's consolidated balance sheet as long-term debt and current maturities of long-term debt in accordance with GAAP.

"Consolidated Income Tax Expense" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the income tax expense of the Company and its Subsidiaries, determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Interest Coverage Ratio" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the ratio of (a) the sum of (i) Consolidated EBITDA, minus (ii) Consolidated Interest Income to (b) Consolidated Net Interest Expense, in each case determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Interest Expense" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the cash interest expense of the Company and its Subsidiaries (including, without limitation, the cash interest component of payments under Capital Leases and interest expense related to sales of receivables), determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Interest Income" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the cash interest income of the Company and its Subsidiaries, determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Leverage Ratio" shall mean, as of the last day of any fiscal quarter of the Company, the ratio of (i) Consolidated Total Debt as of such date minus cash on hand of the Company and its Subsidiaries as of such date to the extent such cash on hand exceeds $25,000,000, to (ii) Consolidated EBITDA for the Calculation Period ending on such date.

"Consolidated Net Income" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the sum (without duplication) of (a) the net income (or net loss) of the Company and its Subsidiaries, as determined on a consolidated basis in accordance with GAAP, plus (b) to the extent deducted in determining such net income (or net loss), any non-cash charge related to the write-off of deferred financing costs.

"Consolidated Net Interest Expense" shall mean, as of the last day of any fiscal quarter of the Company for the Calculation Period ending on such date, the sum of (a) Consolidated Interest Expense (including, without limitation, the interest component of payments under Capital Leases) minus (b) Consolidated Interest Income, determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Net Worth" shall mean, at any date, the Company's total stockholders' equity at such date, without giving effect to (a) foreign currency translation adjustments under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation", (b) adjustments to the value of the investments of the Company and its Subsidiaries in debt and equity securities under Financial Accounting Standards Board Statement No. 115, "Accounting For Certain Investments In Debt And Equity Securities", (c) the cost of postretirement benefits to employees of the Company and its Subsidiaries under Financial Accounting Standards Board Statement No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions", and (c) derivative transactions adjustments under Financial Accounting Standards Board Statement No. 133, determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Tangible Net Worth" shall mean, at any date, the sum of (a) Consolidated Net Worth, minus (b) the amount of the intangible assets of the Company and its Subsidiaries at such date, including, without limitation, goodwill (whether representing the excess of cost over book value of assets acquired, or otherwise), capitalized expenses, patents, trademarks, tradenames, copyrights, franchises, licenses and deferred charges (such as, without limitation, unamortized costs and costs of research and development), all determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Total Assets" shall mean, at any date, the total assets of the Company and its Subsidiaries on such date, as determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

"Consolidated Total Debt" shall mean, at any date, and without duplication, the sum of (a) the average outstanding principal amount of Revolving Loans and Swingline Loans calculated on a daily basis (based on a 365/366 day year) over the four fiscal quarter period most recently ended, (b) the average outstanding principal amount of local credit facility borrowings in jurisdictions outside the United States and other outstanding Indebtedness for borrowed money of Foreign Subsidiaries calculated on a quarterly basis over the four fiscal quarter period most recently ended (together with the average outstanding principal amount under clause (a), the "Average Outstandings"), (c) the outstanding principal amount of the Term Loan B on such date, (d) the outstanding principal amount of the Senior Notes and Senior Subordinated Notes on such date and (e) the outstanding principal amount of the other long term Indebtedness of the Company and its Subsidiaries on such date.

"Consolidated Total Senior Debt" shall mean, at any date, and without duplication, the aggregate principal amount of (a) outstanding Loans, (b) outstanding principal amount of local credit facility borrowings in jurisdictions outside the United States on such date and other outstanding Indebtedness for borrowed money of Foreign Subsidiaries on such date, (c) customer advances, in each case as determined for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP and (d) the outstanding principal amount of other Indebtedness (excluding the Subordinated Indebtedness and the Senior Notes) of the Company and its Subsidiaries on such date.

"Consolidated Total Senior Debt to Borrowing Base Ratio" shall mean, at any date, the ratio of (a) Consolidated Total Senior Debt on such date minus Cash Equivalents on such date to (b) the Borrowing Base for the Calculation Period ending on such date.

"Constructive Profit Distribution" shall have the meaning set forth in Section 11.9(a).

"Contractual Obligation" shall mean, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Corresponding Debt" shall have the meaning set forth in Section 2.22(b).

"Credit Documents" shall mean a collective reference to this Agreement, the Notes, the Security Documents, the Fee Letter, the LOC Documents, any Joinder Agreement, each Notice of Borrowing, each Notice of Conversion and all other documents delivered by any Credit Party to the Administrative Agent or any Lender in connection herewith or therewith, excluding any Hedging Agreement.

"Credit Party" shall mean any of the Borrowers or the Guarantors.

"Credit Party Obligations" shall mean, without duplication, (a) all of the obligations of the Credit Parties to the Lenders and the Administrative Agent, whenever arising, under this Agreement, the Notes or any of the other Credit Documents (including, but not limited to, any interest accruing after the occurrence of a filing of a petition of bankruptcy under the Bankruptcy Code with respect to any Credit Party, regardless of whether such interest is an allowed claim under the Bankruptcy Code) and (b) all liabilities and obligations, whenever arising, owing from any Credit Party or any of its Subsidiaries to any Hedging Agreement Provider arising under any Secured Hedging Agreement.

"Debt Issuance" shall mean the issuance of any Indebtedness for borrowed money by any Credit Party or any of its Subsidiaries (excluding, for purposes hereof, any Equity Issuance or any Indebtedness of any Credit Party and its Subsidiaries permitted to be incurred pursuant to Section 6.1).

"Debt Rating" shall mean the debt rating for the Company's senior, unsecured, non credit enhanced long term Indebtedness for money borrowed as determined by Moody's and S&P.

"Decree" means the *Besluit definitiebepalingen Wft*, dated 12 October 2006.

"Default" shall mean any of the events specified in Section 7.1, whether or not any requirement for the giving of notice or the lapse of time, or both, or any other condition, has been satisfied.

"Defaulting Lender" shall mean, at any time, any Lender that, at such time (a) has failed to make a Loan required pursuant to the terms of this Agreement, including the funding of a Participation Interest in accordance with the terms hereof, (b) has failed to pay to the Administrative Agent or any Lender an amount owed by such Lender pursuant to the terms of this Agreement, or (c) has been deemed insolvent or has become subject to a bankruptcy or insolvency proceeding or to a receiver, trustee or similar official.

"Dollars" and "$" shall mean dollars in lawful currency of the United States of America.

"Domestic Guarantor" shall have the meaning set forth in the preamble of this Agreement.

"Domestic Guaranty" shall mean the guaranty of the Domestic Guarantors set forth in Article X.

"Domestic Lending Office" shall mean, initially, the office of each Lender designated as such Lender's Domestic Lending Office shown on such Lender's Administrative Questionnaire; and thereafter, such other office of such Lender as such Lender may from time to time specify to the Administrative Agent and the Administrative Borrower as the office of such Lender at which Alternate Base Rate Loans of such Lender are to be made.

"Domestic Subsidiary" shall mean any Subsidiary that is organized and existing under the laws of the United States or any state or commonwealth thereof or under the laws of the District of Columbia.

"Dutch Banking Act" means the Act on the Supervision of the Financial Markets of 28 September 2006 (*Wet op het financieel toezicht*).

"Dutch Borrower" shall have the meaning set forth in the preamble hereof.

"Eligible Assignee" means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund, and (d) any other Person (other than a natural person) approved by (i) the Administrative Agent, (ii) in the case of any assignment of a Revolving Commitment, the Issuing Lender, and (iii) unless an Event of Default has occurred and is continuing and so long as the primary syndication of the Loans has been completed, the Administrative Borrower (each such approval not to be unreasonably withheld or delayed); provided that notwithstanding the foregoing, "Eligible Assignee" shall not include the Borrowers or any of the Borrowers' Affiliates or Subsidiaries.

"Eligible Inventory" shall mean, as of any date of determination and without duplication, the lower of the aggregate book value (based on an average cost valuation, consistently applied in accordance with GAAP principles) or fair market value of all raw materials and finished goods inventory owned by the Company or any of its Subsidiaries less appropriate reserves determined in accordance with GAAP but excluding in any event (i) inventory subject to a Lien that is not a Permitted Lien, (ii) inventory which is not in good condition or fails to meet standards for sale or use imposed by governmental agencies, departments or divisions having regulatory authority over such goods, (iii) inventory which is not useable or salable and (iv) inventory which fails to meet such other specifications and requirements as may from time to time be established by the Administrative Agent in its reasonable discretion.

"Eligible Receivables" shall mean, as of any date of determination and without duplication, the aggregate book value of all accounts receivable, receivables, and obligations for payment created or arising from the sale of inventory or the rendering of services in the ordinary course of business (collectively, the "Receivables"), owned by or owing to the Company or any of its Subsidiaries, net of allowances and reserves for doubtful or uncollectible accounts and sales adjustments consistent with such Person's internal policies and in any event in accordance with GAAP, but excluding in any event (i) any Receivable which is subject to a Lien that is not a Permitted Lien, (ii) Receivables which are more than ninety (90) days past due (net of reserves for bad debts in connection with any such Receivables), (iii) Receivables owing by an account debtor which is not solvent or is subject to any bankruptcy or insolvency proceeding of any kind, (iv) Receivables which are contingent or subject to offset, deduction, counterclaim, dispute or other defense to payment, in each case to the extent of such offset, deduction, counterclaim, dispute or other defense, (v) Receivables for which any direct or indirect Subsidiary or any Affiliate of the Company or any of its Subsidiaries is the account debtor and (vi) Receivables which fail to meet such other specifications and requirements as may from time to time be established by the Administrative Agent in its reasonable discretion.

"Environmental Claim" shall mean any claim, however asserted, by any Governmental Authority or other Person alleging potential liability or responsibility for violation of any Environmental Law or for release into or injury to the environment or threat to public health, personal injury (including sickness, disease or death), property damage, natural resources damage, or otherwise alleging liability or responsibility for damages (punitive or otherwise), cleanup, investigation, removal, remedial or response costs, litigation costs, restitution, civil or criminal penalties, injunctive relief, or other type of relief, resulting from or based upon (a) the presence, placement, discharge, emission or release (including intentional and unintentional, negligent and non-negligent, sudden or non-sudden, accidental or non-accidental placement, spills, leaks, discharges, emissions, releases or threatened releases) of any Hazardous Material at, in, or from property, whether or not owned by the Company or any of its Subsidiaries, or (b) any other circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

"Environmental Law" shall mean any federal, state or local law, statute, ordinance, code, rule, regulation, decree, order, judgment, or principles of common law relating to (i) releases or threatened releases of Hazardous Materials or materials containing Hazardous Materials; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials or materials containing Hazardous Materials; or (iii) otherwise relating to the environment or to the protection of human health.

"Environmental Permits" shall have the meaning set forth in Section 3.10(b).

"Equity Issuance" shall mean any issuance by any Credit Party or any of its Subsidiaries to any Person which is not a Credit Party of (a) shares of or interests in its Capital Stock, (b) any shares of or interests in its Capital Stock pursuant to the exercise of options or warrants or other similar rights, (c) any shares of or interests in its Capital Stock pursuant to the conversion of any debt securities to equity or (d) warrants or options or other similar rights which are exercisable for or convertible into shares of or interests in its Capital Stock. The term "Equity Issuance" shall not include (i) any Asset Disposition, (ii) any Debt Issuance, or (iii) any equity issuance to officers or employees of any Credit Party.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Eurodollar Reserve Percentage" shall mean for any day, the percentage (expressed as a decimal and rounded upwards, if necessary, to the next higher 1/100th of 1%) which is in effect for such day as prescribed by the Federal Reserve Board (or any successor) for determining the maximum reserve requirement (including, without limitation, any basic, supplemental or emergency reserves) in respect of Eurocurrency liabilities, as defined in Regulation D of such Board as in effect from time to time, or any similar category of liabilities for a member bank of the Federal Reserve System in New York City.

"Event of Default" shall mean any of the events specified in Section 7.1; provided, however, that any requirement for the giving of notice or the lapse of time, or both, or any other condition, has been satisfied.

"Excess Cash Flow" shall mean, with respect to any fiscal year of the Company (commencing with fiscal year ending March 31, 2008), for the Company and its Subsidiaries on a consolidated basis, an amount equal to (a) Consolidated EBITDA for such period minus (b) Consolidated Capital Expenditures for such period (net of Consolidated Capital Expenditures funded with proceeds of Indebtedness or asset sales) minus (c) scheduled payments of principal of the Consolidated Funded Debt during such period (including, without limitation, the principal component of scheduled payments under Capital Leases) minus (d) Consolidated Interest Expense (excluding any Consolidated Interest Expense associated with intercompany Indebtedness) for such period to the extent deducted in determining Consolidated Net Income for such period minus (e) Consolidated Income Tax Expense with respect to such period to the extent deducted in determining Consolidated Net Income for such period minus (f) the amount of dividends, distributions, stock repurchases and stock redemptions paid in cash by the Company or any of its Subsidiaries (other than any such dividend, distribution, stock repurchase or stock redemption payments made to the Company or any of its Subsidiaries) during such period (to the extent allowed hereunder) minus (g) optional prepayments of the Term Loan B and Revolving Loans (to the extent accompanied by a corresponding reduction of the Revolving Commitments).

"Exchange Percentage" shall mean, as to each Lender, a fraction, expressed as a decimal, in each case determined on the date of occurrence of a Sharing Event (but before giving effect to any actions to occur on such date pursuant to Article XII) of which (a) the numerator shall be the sum of, without duplication, (i) the aggregate outstanding principal amount of all Loans of such Lender and (ii) the aggregate outstanding funded and unfunded Participation Interests of such Lender, and (b) the denominator of which shall be the sum of (i) the aggregate outstanding principal amount of all Loans and (ii) the aggregate unreimbursed amount of all outstanding Letters of Credit.

"Excluded Inventory" shall mean (a) tobacco inventories for which title has passed to a customer and (b) Committed Inventories to the extent a customer is providing financing to the Company or any of its Subsidiaries for such Committed Inventories.

"Existing Credit Agreement" shall have the meaning set forth in the recitals hereto.

"Extension of Credit" shall mean, as to any Lender, the making of a Loan by such Lender, the participation by such Lender in a Swingline Loan or the issuance of, or participation in, a Letter of Credit by such Lender.

"Federal Funds Effective Rate" shall have the meaning set forth in the definition of "Alternate Base Rate".

"Fee Letter" shall mean that certain Fee Letter dated March 2, 2007 among the Company, Wachovia, and Wachovia Capital Markets, LLC.

"Foreign Guarantors" shall have the meaning set forth in the preamble of this Agreement.

"Foreign Guaranty" shall mean the guaranty of the Foreign Guarantors set forth in Article XI.

"Foreign Pledge Agreements" shall mean (a) those pledge agreements and charges listed on Schedule 1.1(c), dated as of May 13, 2005 and as of June 29, 2005 (as amended, restated, supplemented or modified from time to time), executed by certain Subsidiaries of the Company in favor of the Administrative Agent and (b) any other Pledge Agreement, Memorandum of Charge Over Shares or similar document or instrument entered into by the Company or any of its Subsidiaries with respect to the Pledged Foreign Subsidiaries.

"Foreign Subsidiary" shall mean any Subsidiary that is not a Domestic Subsidiary.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"Fronting Fee" shall have the meaning set forth in Section 2.6(b).

"Fund" shall mean any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"GAAP" shall mean generally accepted accounting principles in effect in the United States of America applied on a consistent basis, subject, however, in the case of determination of compliance with the financial covenants set out in Section 5.9 to the provisions of Section 1.3.

"Governmental Authority" shall mean the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Guarantor" shall have the meaning set forth in the preamble of this Agreement.

"Guaranty" shall mean, collectively, the Domestic Guaranty and the Foreign Guaranty.

"Guaranty Obligations" shall mean, with respect to any Person, without duplication, any obligations of such Person (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) guaranteeing or intended to guarantee any Indebtedness of any other Person in any manner, whether direct or indirect, and including, without limitation, any obligation, whether or not contingent, (i) to purchase any such Indebtedness or any property constituting security therefor, (ii) to advance or provide funds or other support for the payment or purchase of any such Indebtedness or to maintain working capital, solvency or other balance sheet condition of such other Person (including, without limitation, keep well agreements, maintenance agreements, comfort letters or similar agreements or arrangements) for the benefit of any holder of Indebtedness of such other Person, (iii) to lease or purchase property, securities or services primarily for the purpose of assuring the holder of such Indebtedness, or (iv) to otherwise assure or hold harmless the holder of such Indebtedness against loss in respect thereof. The amount of any Guaranty Obligation hereunder shall (subject to any limitations set forth therein) be deemed to be an amount equal to the outstanding principal amount (or maximum principal amount, if larger) of the Indebtedness in respect of which such Guaranty Obligation is made.

"Hazardous Materials" shall mean (i) those substances defined in or regulated as toxic or hazardous under the following federal statutes and their state counterparts, as well as the statutes' implementing regulations, as amended from time to time: the Hazardous Materials Transportation Act; the Resource Conservation and Recovery Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Clean Water Act; the Safe Drinking Water Act; the Toxic Substances Control Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Federal Food, Drug, and Cosmetic Act; and the Clean Air Act; and (ii) any pollutant, contaminant or other substance with respect to which a Governmental Authority requires environmental investigation, monitoring, reporting or remediation.

"Hedging Agreement" shall mean, with respect to any Person, any agreement entered into to protect such Person against fluctuations in interest rates, or currency or raw materials values, including, without limitation, any interest rate swap, cap or collar agreement, or similar arrangement between such Person and one or more counterparties, any foreign currency exchange agreement, currency protection agreements, commodity purchase or option agreements, or other interest or exchange rate or commodity price hedging agreements.

"Hedging Agreement Provider" shall mean any Person that enters into a Secured Hedging Agreement with a Credit Party or any of its Subsidiaries that is permitted by Section 6.1(e) to the extent such Person is (a) a Lender, (b) an Affiliate of a Lender, (c) a Person (or an Affiliate of such Person) that becomes a Lender subsequent to entering into the Secured Hedging Agreement or (d) a Person that was a Lender (or an Affiliate of a Lender) at the time it entered into such Secured Hedging Agreement but has ceased to be a Lender (or whose Affiliate has ceased to be a Lender) under the Credit Agreement; provided, in the case of a Secured Hedging Agreement with a Person who is no longer a Lender, such Secured Hedging Agreement shall cease to be a Secured Hedging Agreement hereunder after the stated maturity date (without extension or renewal) of such Secured Hedging Agreement.

"Hostile Acquisition" shall mean any Acquisition involving a tender offer or proxy contest that has not been recommended or approved by the board of directors of the Person that is the subject of the Acquisition prior to the first public announcement or disclosure relating to such Acquisition.

"Indebtedness" of any Person shall mean, at any date, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services (except trade accounts payable arising in the ordinary course of business), (d) all obligations of such Person as lessee under Capital Leases, (e) all obligations of such Person to purchase securities or other property which arise out of or in connection with the sale of the same or substantially similar securities or property, (f) all non-contingent obligations of such Person to reimburse any other Person in respect of amounts paid under letters of credit, surety and appeal bonds and performance bonds or similar instruments assuring any other Person of the performance of any act or acts or the payment of any obligation, (g) all obligations of others secured by a Lien on any asset of such Person, whether or not such obligation is assumed by such Person and (h) the principal portion of all obligations of such Person under any synthetic lease or other similar off-balance sheet financing product.

"Indemnitee" shall have the meaning set forth in Section 9.5(b).

"Insolvency" shall mean, with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of such term as used in Section 4245 of ERISA.

"Insolvent" shall mean being in a condition of Insolvency.

"Interest Payment Date" shall mean (a) as to any Alternate Base Rate Loan, the last day of each March, June, September and December and on the Maturity Date, (b) as to any LIBOR

Rate Loan having an Interest Period of three months or less, the last day of such Interest Period, and (c) as to any LIBOR Rate Loan having an Interest Period longer than three (3) months, each day which is three (3) months after the first day of such Interest Period and the last day of such Interest Period.

"Interest Period" shall mean, with respect to any LIBOR Rate Loan,

(a)　　initially, the period commencing on the Borrowing Date or conversion date, as the case may be, with respect to such LIBOR Rate Loan and ending one, two, three or six months thereafter, as selected by the Administrative Borrower in the Notice of Borrowing or Notice of Conversion given with respect thereto; and

(b)　　thereafter, each period commencing on the last day of the immediately preceding Interest Period applicable to such LIBOR Rate Loan and ending one, two, three or six months thereafter, as selected by the Administrative Borrower by irrevocable notice to the Administrative Agent not less than three Business Days prior to the last day of the then current Interest Period with respect thereto;

provided that the foregoing provisions are subject to the following:

(i)　　if any Interest Period pertaining to a LIBOR Rate Loan would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(ii)　　any Interest Period pertaining to a LIBOR Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month;

(iii)　　if the Administrative Borrower shall fail to give notice as provided above, the Administrative Borrower shall be deemed to have selected an Alternate Base Rate Loan to replace the affected LIBOR Rate Loan;

(iv)　　with regard to the Term Loan B, no Interest Period shall extend beyond any principal amortization payment date unless the portion of the Term Loan B consisting of Alternate Base Rate Loans together with the portion of the Term Loan B consisting of LIBOR Rate Loans with Interest Periods expiring prior to or concurrently with the date such principal amortization payments are due, is at least equal to the amount of such principal amortization payments due on such date;

(v)　　any Interest Period in respect of any Loan that would otherwise extend beyond the Maturity Date with respect to such Loan shall end on such Maturity Date; and

(vi)   no more than ten (10) LIBOR Tranches may be in effect at any one time. For purposes hereof, LIBOR Rate Loans with different Interest Periods shall be considered as separate LIBOR Tranches, even if they shall begin on the same date and have the same duration, although borrowings, extensions and conversions may, in accordance with the provisions hereof, be combined at the end of existing Interest Periods to constitute a new LIBOR Tranche.

"Investment" shall mean all investments, in cash or by delivery of property made, directly or indirectly in, to or from any Person, whether by acquisition of shares of Capital Stock, property, assets, indebtedness or other obligations or securities or by loan, advance, capital contribution or otherwise.

"Issuing Lender" shall mean Wachovia or such other Lender as agreed to by the Administrative Agent and the Administrative Borrower; provided, however, to the extent Wachovia shall be unable to provide any Letter of Credit requested by the Administrative Borrower, either ING Bank N.V., London Branch or Deutsche Bank AG New York Branch may serve as the Issuing Lender for such Letter of Credit.

"Italy Division" shall mean the plant, property and equipment of the discontinued Italian division of the Company.

"Joinder Agreement" shall mean a Joinder Agreement substantially in the form of Schedule 5.10, executed and delivered by an Additional Credit Party in accordance with the provisions of Section 5.10.

"Judgment Currency" shall have the meaning set forth in Section 9.20.

"Lender" shall have the meaning set forth in the first paragraph of this Agreement.

"Lender Commitment Letter" shall mean, with respect to any Lender, the letter (or other correspondence) to such Lender from the Administrative Agent notifying such Lender of its LOC Commitment, Revolving Commitment Percentage and/or Term Loan B Commitment Percentage.

"Letters of Credit" shall mean any letter of credit issued by any Issuing Lender pursuant to the terms hereof, as such letter of credit may be amended, modified, extended, renewed or replaced from time to time.

"Letter of Credit Fee" shall have the meaning set forth in Section 2.6(b).

"LIBOR" shall mean, for any LIBOR Rate Loan for any Interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Telerate Page 3750 (or any successor page) as the London interbank offered rate for deposits in Dollars at approximately 11:00 A.M. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period. If for any reason such rate is not available, the term "LIBOR" shall mean, for any LIBOR Rate Loan for any Interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBO Page as the London interbank offered rate for deposits in Dollars at approximately 11:00 A.M. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, however, if more than one rate is specified on Reuters Screen LIBO Page, the applicable rate shall be the arithmetic mean of all such rates (rounded upwards, if necessary, to the nearest 1/100 of 1%). If, for any reason, neither of such rates is available, then "LIBOR" shall mean the rate per annum at which, as determined by the Administrative Agent, Dollars in an amount comparable to the Loans then requested are being offered to leading banks at approximately 11:00 A.M. London time, two (2) Business Days prior to the commencement of the applicable Interest Period for settlement in immediately available funds by leading banks in the London interbank market for a period equal to the Interest Period selected.

"LIBOR Lending Office" shall mean, initially, the office of each Lender designated as such Lender's LIBOR Lending Office shown on such Lender's Administrative Questionnaire; and thereafter, such other office of such Lender as such Lender may from time to time specify to the Administrative Agent and the Administrative Borrower as the office of such Lender at which the LIBOR Rate Loans of such Lender are to be made.

"LIBOR Rate" shall mean a rate per annum (rounded upwards, if necessary, to the next higher 1/100th of 1%) determined by the Administrative Agent pursuant to the following formula:

$$\text{LIBOR Rate} = \frac{\text{LIBOR}}{1.00 - \text{Eurodollar Reserve Percentage}}$$

"LIBOR Rate Loan" shall mean Loans the rate of interest applicable to which is based on the LIBOR Rate.

"Lien" shall mean any deed of trust, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Capital Lease having substantially the same economic effect as any of the foregoing).

"Loan" shall mean a Revolving Loan, a Swingline Loan and/or the Term Loan B as appropriate.

"LOC Commitment" shall mean the commitment of any Issuing Lender to issue Letters of Credit in an amount up to the LOC Committed Amount and with respect to each Revolving Lender, the commitment of such Revolving Lender to purchase Participation Interests in the Letters of Credit based on such Revolving Lender's Revolving Commitment Percentage as specified in the Lender Commitment Letter or in the Register, as such amount may be reduced from time to time in accordance with the provisions hereof.

"LOC Committed Amount" shall have the meaning set forth in Section 2.3(a).

"LOC Documents" shall mean, with respect to any Letter of Credit, such Letter of Credit, any amendments thereto, any documents delivered in connection therewith, any application therefor, and any agreements, instruments, guarantees or other documents (whether general in application or applicable only to such Letter of Credit) governing or providing for (a) the rights and obligations of the parties concerned or (b) any collateral security for such obligations.

"LOC Obligations" shall mean, at any time, the sum of (a) the maximum amount that is, or at any time thereafter may become, available to be drawn under Letters of Credit then outstanding, assuming compliance with all requirements for drawings referred to in such Letters of Credit plus (b) the aggregate amount of all drawings under Letters of Credit honored by the Issuing Lender but not theretofore reimbursed.

"Mandatory LOC Borrowing" shall have the meaning set forth in Section 2.3(e).

"Mandatory Swingline Borrowing" shall have the meaning set forth in Section 2.2(b)(ii).

"Material Adverse Effect" shall mean a material adverse effect on (a) the business, operations, property, condition (financial or otherwise) or prospects of the Credit Parties and their Subsidiaries taken as a whole, (b) the ability of any Credit Party to perform its obligations, when such obligations are required to be performed, under this Agreement, any of the Notes or any other Credit Document or (c) the validity or enforceability of this Agreement, any of the Notes or any of the other Credit Documents or the material rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.

"Material Contract" shall mean any contract or other arrangement, whether written or oral, to which the Company or any Subsidiary is a party as to which contract the breach, nonperformance or cancellation of such contract by any party thereto could reasonably be expected to have a Material Adverse Effect.

"Material Domestic Subsidiary" shall mean any Domestic Subsidiary of the Company that would constitute a "significant subsidiary" of the Company as defined in Rule 1.02 of Regulation S-X promulgated by the Securities and Exchange Commission except that for purposes of this definition all references in such Rule 1.02 to "ten percent (10%)" shall be deemed to be references to "five percent (5%)".

"Material Foreign Subsidiary" shall mean any Foreign Subsidiary of the Company that would constitute a "significant subsidiary" of the Company as defined in Rule 1.02 of Regulation S-X promulgated by the Securities and Exchange Commission.

"Material Local Credit Facilities" shall mean those local credit facilities of any of the Company's Subsidiaries with an outstanding principal balance at any time after the Closing Date of more than $10,000,000.

"Maturity Date" shall mean (i) with respect to the Revolving Loans, the Swingline Loans and the LOC Obligations, September 30, 2010, and (ii) with respect to the Term Loan B, March 30, 2011.

"Moody's" shall mean Moody's Investors Service, Inc.

"Multiemployer Plan" shall mean a Plan which is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Cash Proceeds" shall mean the aggregate cash proceeds received by the Credit Parties and their Subsidiaries in respect of any Asset Disposition, Equity Issuance, Debt Issuance or Recovery Event, net of (a) direct costs paid or payable as a result thereof (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and (b) taxes paid or payable as a result thereof; it being understood that "Net Cash Proceeds" shall include, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received by the Credit Parties and their Subsidiaries in respect of any Asset Disposition, Equity Issuance, Debt Issuance or Recovery Event and any cash released from escrow as part of the purchase price in connection with any Asset Disposition.

"Note" or "Notes" shall mean the Revolving Notes, the Swingline Note and/or the Term Loan B Notes, collectively, separately or individually, as appropriate.

"Notice of Borrowing" shall mean (a) a request for a Revolving Loan borrowing pursuant to Section 2.1(b)(i), (b) a request for a Swingline Loan borrowing pursuant to Section 2.2(b)(i), or (c) a request for a Term Loan B borrowing pursuant to Section 2.5(b)(i), as appropriate, in substantially the form of the notice of borrowing attached hereto as Schedule 2.1(b)(i).

"Notice of Conversion" shall mean the written notice of extension or conversion as referenced in Section 2.10.

"Obligations" shall mean, collectively, Loans and LOC Obligations and all other obligations of the Credit Parties to the Administrative Agent and the Lenders under the Credit Documents.

"OECD" shall mean the Organization for Economic Cooperation and Development and any successor thereto.

"OFAC" shall mean the U.S. Department of the Treasury's Office of Foreign Assets Control.

"Operating Lease" shall mean any lease which is not a Capital Lease.

"Parallel Debt" shall have the meaning set forth in Section 2.22(b).

"Participant" has the meaning assigned to such term in clause (d) of Section 9.6.

"Participation Interest" shall mean a participation interest purchased by a Revolving Lender in LOC Obligations as provided in Section 2.3 and in Swingline Loans as provided in Section 2.2.

"Patriot Act" shall mean the USA Patriot Act, Title III of Pub. L. 107-56, signed into law October 26, 2001.

"PBGC" shall mean the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

"Permitted Acquisition" shall mean an Acquisition permitted pursuant to the terms of Section 6.5(a).

"Permitted Investments" shall have the meaning set forth in Section 6.5.

"Permitted Liens" shall have the meaning set forth in Section 6.2.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" shall mean, at any particular time, any employee benefit plan which is covered by Title IV of ERISA and in respect of which the Company, any Subsidiary or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Pledge Agreement" shall mean (a) the Pledge and Security Agreement, (b) the Foreign Pledge Agreements, and (c) any other pledge agreement or security agreement entered into by a Credit Party or a Subsidiary thereof pursuant to the terms of the Existing Credit Agreement and/or the Credit Documents, in each case as amended, modified, restated or supplemented from time to time.

"Pledge and Security Agreement" shall mean the Amended and Restated Pledge and Security Agreement dated as of the Closing Date entered into by the Company in favor of the Administrative Agent, for the benefit of the Lenders, as amended, modified, restated or supplemented from time to time.

"Pledged Foreign Subsidiaries" shall mean the Foreign Subsidiaries set forth on Schedule 1.1(b) and any other Material Foreign Subsidiaries the Capital Stock of which are pledged pursuant to the Foreign Pledge Agreements.

"PMP" means a professional market party, as defined in the Dutch Banking Act, being (a) a qualified investor, including, but not limited to, a legal person or a company that holds a license or is otherwise regulated to be active in the financial markets; (b) a subsidiary of a qualified investor that is included in the supervision of the qualified investor on a consolidated basis; or (c) any other person or company designated by the Decree as a professional market party.

"Prime Rate" shall have the meaning set forth in the definition of Alternate Base Rate.

"Pro Forma Basis" shall mean, with respect to any transaction, that such transaction shall be deemed to have occurred as of the first day of the four (4) fiscal-quarter period ending as of the last day of the most recent fiscal quarter preceding the date of such transaction with respect to which the Administrative Agent and the Lenders shall have received the financial statements referred to in Section 5.1(a) or (b), as applicable.

"Quoted Rate" shall mean the fixed or floating percentage rate per annum, if any, offered by the Swingline Lender and accepted by the Administrative Borrower in accordance with the provisions hereof.

"Quoted Rate Swingline Loan" shall mean a Swingline Loan bearing interest at the Quoted Rate.

"Recovery Event" shall mean the receipt by the Company or any of its Subsidiaries of any cash insurance proceeds or condemnation award payable by reason of theft, loss, physical destruction or damage, taking or similar event with respect to any of their respective property or assets.

"Register" shall have the meaning set forth in Section 9.6(c).

"Reimbursement Obligation" shall mean, with respect to a Letter of Credit issued for the account of a Borrower, the obligation of such Borrower to reimburse the Issuing Lender for a drawing under such Letter of Credit.

"Related Parties" shall mean, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"Reorganization" shall mean, with respect to any Multiemployer Plan, the condition that such Plan is in reorganization within the meaning of such term as used in Section 4241 of ERISA.

"Reportable Event" shall mean any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty-day notice period is waived under PBGC Reg. §4043.

"Required Lenders" shall mean, as of any date of determination, Lenders holding in the aggregate greater than 50% of the sum of (a) (i) the Revolving Commitments or (ii) if the Revolving Commitments have been terminated, the outstanding Revolving Loans and Participation Interests (including the Participation Interests of Wachovia, in its capacity as a Lender, in any Letters of Credit and Swingline Loans) and (b) the outstanding Term Loan B, in each case on such date of determination; provided, however, that if any Lender shall be a Defaulting Lender at such time, then there shall be excluded from the determination of Required

Lenders, the Term Loan B owing to such Defaulting Lender and such Defaulting Lender's Revolving Commitment or, after termination of the Revolving Commitments, the principal balance of the Revolving Loans owing to such Defaulting Lender and such Defaulting Lender's Participation Interests.

"Requirement of Law" shall mean, as to any Person, the Certificate of Incorporation and Bylaws or other organizational or governing documents of such Person, and each law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Responsible Officer" shall mean, as to (a) a Borrower, the President, the Chief Executive Officer, the Chief Financial Officer or the Treasurer or (b) any other Credit Party, any duly authorized officer thereof.

"Restricted Payment" shall mean (a) any dividend or other distribution, direct or indirect, on account of any shares of any class of Capital Stock of the Company or any of its Subsidiaries, now or hereafter outstanding, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of the Company or any of its Subsidiaries, now or hereafter outstanding, (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of the Company or any of its Subsidiaries, now or hereafter outstanding, or (d) any payment or prepayment of principal of, premium, if any, or interest on, redemption, purchase, retirement, defeasance, sinking fund or similar payment with respect to, any Senior Note or any Subordinated Indebtedness.

"Revolving Commitment" shall mean, with respect to each Revolving Lender, the commitment of such Revolving Lender to make Revolving Loans in an aggregate principal amount at any time outstanding up to an amount equal to such Lender's Revolving Commitment Percentage of the Revolving Committed Amount.

"Revolving Commitment Percentage" shall mean, for each Revolving Lender, the percentage identified as its Revolving Commitment Percentage in its Lender Commitment Letter or in the Assignment and Assumption pursuant to which such Revolving Lender became a Lender hereunder, in each case as such percentage may be modified in connection with any assignment made in accordance with the provisions of Section 9.6.

"Revolving Committed Amount" shall have the meaning set forth in Section 2.1(a).

"Revolving Lender" shall mean, as of any date of determination, a Lender holding a Revolving Loan Commitment and/or a portion of the outstanding Revolving Loans on such date.

"Revolving Loan" shall have the meaning set forth in Section 2.1.

"Revolving Note" or "Revolving Notes" shall mean each of the promissory notes of the Borrowers in favor of each of the Revolving Lenders evidencing the Revolving Loans provided pursuant to Section 2.1(e), individually or collectively, as appropriate, as such promissory notes may be amended, modified, supplemented, extended, renewed or replaced from time to time.

"S&P" shall mean Standard & Poor's Ratings Group, a division of The McGraw Hill, Inc.

"Sanctioned Country" shall mean a country subject to a sanctions program identified on the list maintained by OFAC and made publicly available from time to time.

"Sanctioned Person" shall mean (a) a Person named on the list of "Specially Designated Nationals and Blocked Persons" maintained by OFAC and made publicly available from time to time, or (b) (i) an agency of the government of a Sanctioned Country, (ii) an organization controlled by a Sanctioned Country, or (iii) a person resident in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC.

"Secured Hedging Agreement" shall mean any Hedging Agreement between any Credit Party and any Hedging Agreement Provider.

"Secured Obligations" shall have the meaning set forth in the Pledge and Security Agreement.

"Secured Parties" shall mean the Administrative Agent, the Lenders and the Hedging Agreement Providers.

"Security Documents" shall mean the Pledge Agreements and such other documents executed and delivered and/or filed in connection with the attachment and perfection of the Administrative Agent's security interests and liens arising thereunder, including, without limitation, UCC financing statements.

"Senior Indenture" shall mean the Senior Indenture 2005 and the Senior Indenture 2007.

"Senior Indenture 2005" shall mean that certain Indenture, dated as of May 13, 2005, by and among the Company, as issuer, and Deutsche Bank, as trustee with respect to the Senior Notes 2005 as supplemented, amended, restated, extended, renewed, replaced or otherwise modified from time to time to the extent permitted hereunder.

"Senior Indenture 2007" shall mean that certain Indenture, dated as of March 7, 2007, by and among the Company, as issuer, Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas, as paying agent and registrar, with respect to the Senior Notes 2007 as supplemented, amended, restated, extended, renewed, replaced or otherwise modified from time to time to the extent permitted hereunder.

"Senior Notes" shall mean the Senior Notes 2005 and the Senior Notes 2007.

"Senior Notes 2005" shall mean the 11% Senior Notes due 2012 in an original principal amount of $315,000,000, issued by the Company pursuant to the Senior Indenture 2005 or pursuant to one or more similar indentures comprising the same economic and other material terms and conditions (except for the stated and effective interest rates), as such Senior Notes 2005 may be supplemented, amended, restated, extended, renewed, replaced or otherwise modified from time to time to the extent permitted hereunder.

"Senior Notes 2007" shall mean the 8.5% Senior Notes due 2012 in an original principal amount of $150,000,000, issued by the Company pursuant to the Senior Indenture 2007 or pursuant to one or more similar indentures comprising the same economic and other material terms and conditions (except for the stated and effective interest rates), as such Senior Notes 2007 may be supplemented, amended, restated, extended, renewed, replaced or otherwise modified from time to time to the extent permitted hereunder.

"Senior Subordinated Indenture" shall mean that certain Indenture, dated as of May 13, 2005, by and among the Company, as issuer, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as paying agent and registrar, as supplemented, amended, restated, extended, renewed, replaced or otherwise modified from time to time to the extent permitted hereunder.

"Senior Subordinated Notes" shall mean the 12 ¾% Senior Subordinated Notes due 2012 in an aggregate principal amount of $100,000,000, issued by the Company pursuant to the Senior Subordinated Indenture, as such Senior Subordinated Notes may be supplemented, amended, restated, extended, renewed, replaced or otherwise modified from time to time to the extent permitted hereunder.

"Sharing Event" shall mean (a) the occurrence of any Event of Default under Section 7.1(e), (b) the declaration of the termination of any Commitment, or the acceleration of the maturity of any Loans, in each case in accordance with Section 7.2 or (iii) the failure of the Borrowers to pay any principal of, or interest on, any Loans or any LOC Obligations on the relevant Maturity Date.

"Shortfall on Enforcement" shall have the meaning set forth in Section 11.9(e).

"Single Employer Plan" shall mean any Plan which is not a Multiemployer Plan.

"Solvent" shall mean, with respect to any Person, that (a) the fair saleable value of each such Person's assets, measured on a going concern basis, exceeds all probable liabilities of such Person (including any liabilities to be incurred pursuant to this Agreement), (b) such Person does not have unreasonably small capital in relation to the business in which it is or proposes to be engaged and (c) such Person has not incurred debts beyond its ability to pay such debts as they become due.

"Specified Sales" shall mean (a) the sale, transfer, lease or other disposition of inventory and materials in the ordinary course of business and (b) the conversion of cash into Cash Equivalents or Cash Equivalents into cash.

"Split-Dollar Agreement" shall mean an agreement between the Company or any of its Subsidiaries and an employee of the Company or such Subsidiary (or one or more affiliates of such employee that shall be the owner of the policy of life insurance referred to below), pursuant to which the Company or such Subsidiary shall agree to fund non-scheduled premiums under a policy of insurance on the life of such employee and such employee (or such affiliate or affiliates) shall agree to reimburse the Company or such Subsidiary for such non-scheduled premiums upon the termination of such agreement.

"Split-Dollar Assignment" shall mean a collateral assignment executed and delivered in connection with a Split-Dollar Program by an employee of the Company or one of its Subsidiaries (or one or more affiliates of such employee that shall be the owner of the policy of life insurance referred to below), by which such employee (or such affiliate or affiliates), as collateral security for such employee's (or such affiliate's or affiliates') obligations under the Split-Dollar Agreement executed and delivered in connection with such Split-Dollar Program, assigns to the Company or such Subsidiary the policy of insurance on the life of such employee contemplated by such Split-Dollar Agreement.

"Split-Dollar Program" shall mean an arrangement, established under a Split-Dollar Agreement between the Company or any of its Subsidiaries and an employee thereof (or one or more affiliates of such employee), whereby the Company or such Subsidiary establishes a split-dollar life insurance program for the benefit of such employee and agrees to pay non-scheduled premiums under the life insurance policy issued in connection therewith, subject to the obligation of such employee (or such affiliate or affiliates) to reimburse the aggregate amount of such nonscheduled premiums upon the termination of such program.

"Subordinated Indebtedness" shall mean any Indebtedness incurred by any Credit Party which by its terms is specifically subordinated in right of payment to the prior payment of the Credit Party Obligations on terms acceptable to the Administrative Agent, including, without limitation, the Senior Subordinated Notes.

"Subsidiary" shall mean, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company.

"Swingline Commitment" shall mean the commitment of the Swingline Lender to make Swingline Loans in an aggregate principal amount at any time outstanding up to the Swingline Committed Amount, and the commitment of the Lenders to purchase Participation Interests in the Swingline Loans as provided in Section 2.2(b)(ii), as such amounts may be increased or reduced from time to time in accordance with the provisions hereof.

"Swingline Committed Amount" shall have the meaning set forth in Section 2.2(a).

"Swingline Lender" shall mean Wachovia, in its capacity as such, or any successor swingline lender hereunder.

"Swingline Loan" or "Swingline Loans" shall have the meaning set forth in Section 2.2(a).

"Swingline Note" shall mean the promissory notes of the Borrowers in favor of the Swingline Lender evidencing the Swingline Loans provided pursuant to Section 2.2(d), as such promissory note may be amended, modified, supplemented, extended, renewed or replaced from time to time.

"Taxes" shall have the meaning set forth in Section 2.18.

"Term Loan B" shall have the meaning set forth in Section 2.5(a).

"Term Loan B Commitment" shall mean, with respect to each Term Loan B Lender, the commitment of such Term Loan B Lender to make its portion of the Term Loan B in a principal amount equal to such Term Loan B Lender's Term Loan B Commitment Percentage of the Term Loan B Committed Amount.

"Term Loan B Commitment Percentage" shall mean, for any Term Loan B Lender, the percentage identified as its Term Loan B Commitment Percentage in its Lender Commitment Letter or in the Assignment and Assumption pursuant to which such Term Loan B Lender became a Lender hereunder, in each case as such percentage may be modified in connection with any assignment made in accordance with the provisions of Section 9.6.

"Term Loan B Committed Amount" shall have the meaning set forth in Section 2.5(a).

"Term Loan B Lender" shall mean, as of any date of determination, any Lender holding a Term Loan B Commitment and/or a portion of the outstanding Term Loan B on such date.

"Term Loan B Note" or "Term Loan B Notes" shall mean the promissory notes of the Borrowers in favor of each of the Term Loan B Lenders evidencing the portion of the Term Loan B provided by any such Term Loan B Lender pursuant to Section 2.5(e), individually or collectively, as appropriate, as such promissory notes may be amended, modified, restated, amended and restated, supplemented, extended, renewed or replaced from time to time.

"Tranche" shall mean the collective reference to LIBOR Rate Loans whose Interest Periods begin and end on the same day. A Tranche may sometimes be referred to as a "LIBOR Tranche".

"Type" shall mean, as to any Loan, its nature as an Alternate Base Rate Loan, LIBOR Rate Loan or Swingline Loan, as the case may be.

"Unasserted Obligations" means, at any time, Credit Party Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities (except for (i) the principal of and interest on, and fees relating to, any Loan and (ii) contingent reimbursement obligations in respect of amounts that may be drawn under, and fees relating to, Letters of Credit) in respect of which no claim or demand for payment has been made (or, in the case of Credit Party Obligations for indemnification, no notice for indemnification has been issued by the Indemnitee) at such time.

"Uncommitted Inventories" shall mean tobacco inventories for which a Borrower has not received a Confirmed Order.

"Voting Stock" shall mean, with respect to any Person, Capital Stock issued by such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency.

"Wachovia" shall mean Wachovia Bank, National Association, a national banking association, together with its successors and/or assigns.

"Wool Division" shall mean shall mean the plant, property and equipment of the discontinued wool division of the Company.

Section 1.2   Other Definitional Provisions.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.3   Accounting Terms.

Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP applied on a basis consistent with the most recent audited consolidated financial statements of the Company delivered to the Lenders; provided that, if the Administrative Borrower notifies the Administrative Agent that it wishes to amend any covenant in Section 5.9 to eliminate the effect of any change in GAAP on the operation of such covenant (or if the Administrative Agent notifies the Administrative Borrower that the Required Lenders wish to amend Section 5.9 for such purpose), then the Borrowers' compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrowers and the Required Lenders.

The Administrative Borrower shall deliver to the Administrative Agent and each Lender at the same time as the delivery of any annual or quarterly financial statements given in accordance with the provisions of Section 5.1, (i) a description in reasonable detail of any material change in the application of accounting principles employed in the preparation of such financial statements from those applied in the most recently preceding quarterly or annual financial statements as to which no objection shall have been made in accordance with the provisions above and (ii) a reasonable estimate of the effect on the financial statements on account of such changes in application.

Section 1.4   Time References.

Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.5   Execution of Documents.

Unless otherwise specified, all Credit Documents and all other certificates executed in connection therewith must be signed by a Responsible Officer; provided that the Assistant Treasurer of the Company may execute Notices of Borrowing and/or Notices of Conversion in conjunction with a Responsible Officer's execution of the same.

ARTICLE I

THE LOANS; AMOUNT AND TERMS

Section 2.1   Revolving Loans; Incremental Revolving Facility.

(a)   Revolving Commitment. During the Commitment Period, subject to the terms and conditions hereof, each Revolving Lender severally agrees to make revolving credit loans ("Revolving Loans") to the Borrowers from time to time for the purposes hereinafter set forth; provided, however, that (i) the aggregate principal amount of outstanding Revolving Loans and Swingline Loans made to the Company plus the outstanding Company LOC Obligations shall not exceed $150,000,000 at any time outstanding, (ii) no more than $75,000,000 of Revolving Loans may be borrowed on the Closing Date, (iii) no Revolving Loans shall be made if there is more than $110,000,000 of unrestricted cash and Cash Equivalents in the aggregate on the consolidated balance sheet of the Company and its Subsidiaries, (iv) with regard to each Revolving Lender individually, the sum of such Revolving Lender's Revolving Commitment Percentage of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall not exceed such Revolving Lender's Revolving Commitment and (v) with regard to the Revolving Lenders collectively, the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loan plus outstanding LOC Obligations shall not exceed the lesser of (A) the Revolving Committed Amount and (B) the Borrowing Base. For purposes hereof, the aggregate amount of Revolving Loans available hereunder shall be TWO HUNDRED FORTY MILLION DOLLARS ($240,000,000) (as reduced from time to time in accordance with the terms of Section 2.7, the "Revolving Committed Amount"). Revolving Loans may consist of Alternate Base Rate Loans or LIBOR Rate Loans, or a combination thereof, as the Administrative Borrower may request, and may be repaid and reborrowed in accordance with the provisions hereof. LIBOR Rate Loans shall be made by each Lender at its LIBOR Lending Office and Alternate Base Rate Loans at its Domestic Lending Office.

(b)   Revolving Loan Borrowings.

(i)   Notice of Borrowing. The Administrative Borrower shall request a Revolving Loan borrowing by delivering to the Administrative Agent a Notice of Borrowing (or telephone notice promptly confirmed in writing by delivering to the Administrative Agent a Notice of Borrowing, which delivery may be by fax) not later than 11:00 A.M. (Charlotte, North Carolina time) on the Business Day prior to the date of the requested borrowing in the case of Alternate Base Rate Loans, and on the third Business Day prior to the date of the requested borrowing in the case of LIBOR Rate Loans. Each such Notice of Borrowing shall be irrevocable and shall specify (A) that a Revolving Loan is requested, (B) the date of the requested borrowing (which shall be a Business Day), (C) the aggregate principal amount to be borrowed, (D) whether the borrowing shall be comprised of Alternate Base Rate Loans, LIBOR Rate Loans or a combination thereof, and if LIBOR Rate Loans are requested, the Interest Period(s) therefor and (E) the Borrower requesting such borrowing. If the Administrative Borrower shall fail to specify in any such Notice of Borrowing (I) an applicable Interest Period in the case of a LIBOR Rate Loan, then such notice shall be deemed to be a request for an Interest Period of one month, or (II) the type of Revolving Loan requested, then such notice shall be deemed to be a request for an Alternate Base Rate Loan hereunder. The Administrative Agent shall give notice to each Revolving Lender promptly upon receipt of each Notice of Borrowing, the contents thereof and each such Revolving Lender's share thereof.

(ii)   Minimum Amounts. Each Revolving Loan borrowing shall be in a minimum aggregate principal amount of (A) with respect to LIBOR Rate Loans, $3,000,000 and integral multiples of $1,000,000 in excess thereof (or the remaining amount of the Revolving Committed Amount, if less) or (B) with respect to Alternate Base Rate Loans, $1,000,000 and integral multiples of $500,000 in excess thereof (or the remaining amount of the Revolving Committed Amount, if less).

(iii)   Advances.   Each Revolving Lender will make its Commitment Percentage of each Revolving Loan borrowing available to the Administrative Agent for the account of the Applicable Borrower at the office of the Administrative Agent specified in Section 9.2, or at such other office as the Administrative Agent may designate in writing, by 1:00 P.M. (Charlotte, North Carolina time) on the date specified in the applicable Notice of Borrowing in Dollars and in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Applicable Borrower by the Administrative Agent by crediting the account of such Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Revolving Lenders and in like funds as received by the Administrative Agent.

(c)   Repayment. The principal amount of all Revolving Loans shall be due and payable in full on the Maturity Date.

(d)   Interest. Subject to the provisions of Section 2.9, Revolving Loans shall bear interest as follows:

(i)   Alternate Base Rate Loans.   During such periods as Revolving Loans shall be comprised of Alternate Base Rate Loans, each such Alternate Base Rate Loan shall bear interest at a per annum rate equal to the sum of the Alternate Base Rate plus the Applicable Percentage; and

(ii)   LIBOR Rate Loans. During such periods as Revolving Loans shall be comprised of LIBOR Rate Loans, each such LIBOR Rate Loan shall bear interest at a per annum rate equal to the sum of the LIBOR Rate plus the Applicable Percentage.

Interest on Revolving Loans shall be payable in arrears on each Interest Payment Date.

(e)   Revolving Notes. Each Revolving Lender's Revolving Commitment shall be evidenced by duly executed promissory notes of the Borrowers to such Revolving Lender in substantially the form of Schedule 2.1(e).

(f)   Incremental Revolving Facility. Subject to the terms and conditions set forth herein, the Borrowers shall have the right, at any time and from time to time (but not to exceed three (3) increases in the aggregate) prior to the Maturity Date for the Revolving Loans to incur additional Indebtedness under this Agreement in the form of an increase to the Revolving Committed Amount (each an "Incremental Revolving Facility") by an aggregate amount of up to TEN MILLION DOLLARS ($10,000,000). The following terms and conditions shall apply to each Incremental Revolving Facility: (i) the loans made under any such Incremental Revolving Facility (each an "Additional Revolving Loan") shall constitute Credit Party Obligations and will be secured and guaranteed with the other Credit Party Obligations on a pari passu basis, (ii) any such Incremental Revolving Facility shall have the same maturity date as the existing Revolving Loans, (iii) any such Incremental Revolving Facility shall be entitled to the same voting rights as the existing Revolving Loans and shall be entitled to receive proceeds of prepayments on the same basis as the existing Revolving Loans, (iv) any such Incremental Revolving Facility shall be obtained from existing Lenders or from other banks, financial institutions or investment funds, (v) any such Incremental Revolving Facility shall be in a minimum principal amount of $3,000,000 and integral multiples of $1,000,000 in excess thereof, (vi) the proceeds of any Additional Revolving Loan will be used for the purposes set forth in Section 3.11, (vii) the Borrowers shall execute a Revolving Note in favor of any new Lender or any existing Lender requesting a Revolving Note whose Revolving Committed Amount is increased, (viii) the conditions to Extensions of Credit in Section 4.2 shall have been satisfied, (ix) the Administrative Agent shall have received an opinion or opinions (including, if reasonably requested by the Administrative Agent, local counsel opinions) of counsel for the Credit Parties, addressed to the Administrative Agent and the Lenders, in form and substance reasonably acceptable to the Administrative Agent, (x) upon the occurrence of any Incremental Revolving Facility, the outstanding Revolving Loans and Participation Interests shall be reallocated by causing such fundings and repayments (which shall not be subject to any processing and/or recordation fees) among the Revolving Lenders (which the Borrowers shall be responsible for any costs arising under Section 2.17 resulting from such reallocation and repayments) of Revolving Loans as necessary such that, after giving effect to such Incremental Revolving Facility, each Revolving Lender will hold Revolving Loans and Participation Interests based on its Revolving Commitment Percentage (after giving effect to such Incremental Revolving Facility) and (xi) the Administrative Agent shall have received from the Company updated financial projections and a certificate of a Responsible Officer, in each case in form and substance reasonably satisfactory to the Administrative Agent, demonstrating that, after giving effect to any such Incremental Revolving Facility on a Pro Forma Basis, the Borrower will be in compliance with the financial covenants set forth in Section 5.9. Each existing Lender shall have no obligation to provide all or any portion of the Incremental Revolving Facility. The Borrowers may invite other banks, financial institutions and investment funds reasonably acceptable to the Administrative Agent to join this Agreement as Lenders hereunder for a portion of such Incremental Revolving Facility, provided that such other banks, financial institutions and investment funds shall enter into such joinder agreements to give effect thereto as the Administrative Agent may reasonably request. The Administrative Agent is authorized to enter into, on behalf of the Lenders, any amendment to this Agreement or any other Credit Document as may be necessary to incorporate the terms of any new Incremental Revolving Facility therein.

Section 2.2   **Swingline Loan Subfacility.**

(a)   <u>Swingline Commitment</u>. During the Commitment Period, subject to the terms and conditions hereof, the Swingline Lender, in its individual capacity, agrees to make certain revolving credit loans to the Borrowers (each a "<u>Swingline Loan</u>" and, collectively, the "<u>Swingline Loans</u>") from time to time for the purposes hereinafter set forth; <u>provided</u>, <u>however</u>, (i) the aggregate amount of Swingline Loans outstanding at any time shall not exceed TWENTY-FIVE MILLION DOLLARS ($25,000,000) (the "<u>Swingline Committed Amount</u>"), (ii) the aggregate principal amount of outstanding Revolving Loans and Swingline Loans made to the Company <u>plus</u> the outstanding Company LOC Obligations shall not exceed $150,000,000 at any time outstanding, (iii) the sum of the aggregate amount of outstanding Revolving Loans <u>plus</u> Swingline Loans <u>plus</u> LOC Obligations shall not exceed the lesser of (A) the Revolving Committed Amount and (B) the Borrowing Base and (iv) no Swingline Loans shall be made if there is more than $110,000,000 of unrestricted cash and Cash Equivalents in the aggregate on the consolidated balance sheet of the Company and its Subsidiaries. Swingline Loans hereunder may consist of Alternate Base Rate Loans or Quoted Rate Swingline Loans, as the Administrative Borrower may request, and may be repaid and reborrowed in accordance with the provisions hereof.

(b)   <u>Swingline Loan Borrowings</u>.

(i)   <u>Notice of Borrowing and Disbursement</u>. The Administrative Borrower shall request a Swingline Loan borrowing by delivering to the Administrative Agent a Notice of Borrowing (or telephone notice promptly confirmed in writing by delivering to the Administrative Agent a Notice of Borrowing, which delivery may be by fax) not later than 12:00 Noon (Charlotte, North Carolina time) on the date of the requested borrowing. Each such Notice of Borrowing shall be irrevocable and shall specify (A) that a Swingline Loan is requested, (B) the date of the requested borrowing (which shall be a Business Day), (C) the aggregate principal amount to be borrowed and (D) the Borrower requesting such borrowing. The Administrative Agent shall give notice to the Swingline Lender promptly upon receipt of each Notice of Borrowing and the contents thereof. Swingline Loan borrowings hereunder shall be made in minimum amounts of $100,000 and in integral amounts of $100,000 in excess thereof.

(ii)   <u>Repayment of Swingline Loans</u>. The principal amount of all Swingline Loans shall be due and payable in full on the Maturity Date. The Swingline Lender may, at any time, in its sole discretion, by written notice to the Administrative Borrower and the Administrative Agent, demand repayment of its Swingline Loans by way of a Revolving Loan borrowing, in which case the Applicable Borrower or Applicable Borrowers shall be deemed to have requested a Revolving Loan borrowing comprised entirely of Alternate Base Rate Loans in the amount of such Swingline Loans; <u>provided</u>, <u>however</u>, that any such demand shall also be deemed to have been given one (1) Business Day prior to each of the following: (i) the Maturity Date for Swingline Loans, (ii) the occurrence of any Event of Default described in Section 7.1(e), (iii) the acceleration of the Credit Party Obligations hereunder, whether on account of an Event of Default described in Section 7.1(e) or any other Event of Default, and (iv) the exercise of remedies in accordance with the provisions of Section 7.2 hereof (each such Revolving Loan borrowing made on account of any such deemed request therefor as provided herein being hereinafter referred to as a "Mandatory Swingline Borrowing"). The Administrative Agent shall give notice to each Revolving Lender promptly upon receipt from the Swingline Lender of demand for repayment of its Swingline Loans and upon any deemed request for repayment through a Mandatory Swingline Borrowing. Each Revolving Lender hereby irrevocably agrees to fund its Revolving Commitment Percentage of each such Revolving Loan on the date such notification is received if such notification is received by such Revolving Lender at or before 12:00 Noon, otherwise such payment shall be made at or before 12:00 Noon on the next succeeding Business Day, in each case notwithstanding (I) the amount of such Revolving Loan may not comply with the minimum amount for borrowings of Revolving Loans otherwise required hereunder, (II) whether any conditions specified in Section 4.2 are then satisfied, (III) whether a Default or an Event of Default then exists, (IV) failure of any such request or deemed request for a Revolving Loan to be made by the time otherwise required in Section 2.1(b)(i), (V) the date of such Revolving Loan borrowing, or (VI) any reduction in the Revolving Committed Amount or termination of the Revolving Commitments immediately prior to such Revolving Loan borrowing or contemporaneously therewith. In the event that any Mandatory Swingline Borrowing cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of a proceeding under the Bankruptcy Code with respect to a Borrower), then each Revolving Lender hereby agrees that it shall forthwith purchase (as of the date the Mandatory Swingline Borrowing would otherwise have occurred, but adjusted for any payments received from the Applicable Borrower on or after such date and prior to such purchase) from the Swingline Lender such Participation Interest in the outstanding Swingline Loans as shall be necessary to cause each such Revolving Lender to share in such Swingline Loans ratably based upon its respective Revolving Commitment Percentage (determined before giving effect to any termination of the Commitments pursuant to Section 7.2); provided that (A) all interest payable on the Swingline Loans shall be for the account of the Swingline Lender until the date as of which the respective Participation Interest is purchased, and (B) at the time any purchase of a Participation Interest pursuant to this sentence is actually made, the purchasing Revolving Lender shall be required to pay to the Swingline Lender interest on the principal amount of such Participation Interest purchased for each day from and including the day upon which the Mandatory Swingline Borrowing would otherwise have occurred to but excluding the date of payment for such Participation Interest, at the rate equal to, if paid within two (2) Business Days of the date of the Mandatory Swingline Borrowing, the Federal Funds Effective Rate, and thereafter at a rate equal to the Alternate Base Rate.

(c)   Interest on Swingline Loans. Subject to the provisions of Section 2.9, Swingline Loans shall bear interest at a per annum rate equal to (i) the Alternate Base Rate plus the Applicable Percentage for Revolving Loans that are Alternate Base Rate Loans or (ii) the Quoted Rate; provided that, any Swingline Loan bearing interest at the Quoted Rate on the date that the Revolving Lenders purchase participation interests in such Swingline Loan in accordance with the terms of Section 2.2(b)(ii) shall on and after such date accrue interest at the Alternate Base Rate plus the Applicable Percentage for Revolving Loans that are Alternate Base Rate Loans. Interest on Swingline Loans shall be payable in arrears on each Interest Payment Date or as may be mutually agreed upon by the Borrowers and the Swingline Lender.

(d)   Swingline Note. The Swingline Loans shall be evidenced by duly executed promissory notes of the Borrowers to the Swingline Lender in the original amount of the Swingline Committed Amount and substantially in the form of Schedule 2.2(d).

Section 2.3   Letter of Credit Subfacility.

(a)   Issuance. Subject to the terms and conditions hereof and of the LOC Documents, if any, and any other terms and conditions which the Issuing Lender may reasonably require, during the Commitment Period the Issuing Lender shall issue, and the Revolving Lenders shall participate in, standby Letters of Credit for the account of the Applicable Borrower from time to time upon request by the Administrative Borrower in a form acceptable to the Issuing Lender; provided, however, that (i) the aggregate amount of LOC Obligations shall not at any time exceed FORTY MILLION DOLLARS ($40,000,000) (the "LOC Committed Amount"), (ii) the aggregate principal amount of outstanding Revolving Loans and Swingline Loans made to the Company plus the outstanding Company LOC Obligations shall not exceed $150,000,000 at any time outstanding, (iii) the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall not at any time exceed the lesser of (A) the Revolving Committed Amount and (B) the Borrowing Base, (iv) all Letters of Credit shall be denominated in Dollars and (v) Letters of Credit shall be issued for any lawful corporate purposes of the Applicable Borrower and its Subsidiaries and may be issued as standby letters of credit, including in connection with workers' compensation and other insurance programs, and trade letters of credit. Except as otherwise expressly set forth below and as otherwise agreed upon by all the Revolving Lenders, no Letter of Credit shall have an original expiry date more than twelve (12) months from the date of issuance; provided, however, so long as no Default or Event of Default has occurred and is continuing and subject to the other terms and conditions to the issuance of Letters of Credit hereunder, the expiry dates of Letters of Credit may be extended annually or periodically from time to time on the request of the Administrative Borrower or by operation of the terms of the applicable Letter of Credit to a date not more than twelve (12) months from the date of extension; provided, further, that no Letter of Credit, as originally issued or as extended, shall have an expiry date extending beyond the date which is five (5) Business Days prior to the Maturity Date for LOC Obligations. Up to $10,000,000 of Letters of Credit may have an original expiry date of up to twenty-four (24) months from the date of issuance; provided, however, so long as no Default or Event of Default has occurred and is continuing and subject to the other terms and conditions to the issuance of Letters of Credit hereunder, the expiry dates of such Letters of Credit may be extended annually or periodically from time to time on the request of the Administrative Borrower or by operation of the terms of the applicable Letter of Credit to a date not more than twelve (12) months from the date of extension; provided, further, that no such Letter of Credit, as originally issued or as extended, shall have an expiry date extending beyond the date which is five (5) Business Days prior to the Maturity Date for LOC Obligations. Each Letter of Credit shall comply with the related LOC Documents. The issuance and expiry date of each Letter of Credit shall be a Business Day. Unless otherwise agreed, Wachovia shall be the Issuing Lender on all Letters of Credit issued on or after the Closing Date; provided, however, to the extent Wachovia shall be unable to provide any Letter of Credit requested by a Borrower, any of ING Bank N.V., London Branch, Societe Generale, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch or Deutsche Bank AG New York Branch may serve as the Issuing Lender for such Letter of Credit.

(b)   Notice and Reports. The request for the issuance of a Letter of Credit shall be submitted by the Administrative Borrower to the Issuing Lender at least five (5) Business Days prior to the requested date of issuance pursuant to a Letter of Credit application or other form of request acceptable to the Issuing Lender. The Issuing Lender will provide on a quarterly basis, and otherwise will promptly upon request provide, to the Administrative Agent for dissemination to the Revolving Lenders a detailed report specifying the Letters of Credit which are then issued and outstanding and any activity with respect thereto which may have occurred since the date of any prior report, and including therein, among other things, the account party, the beneficiary, the face amount, expiry date as well as any payments or expirations which may have occurred. The Issuing Lender will further provide to the Administrative Agent promptly upon request copies of the Letters of Credit. The Issuing Lender will provide to the Administrative Agent promptly upon request a summary report of the nature and extent of LOC Obligations then outstanding.

(c)   Participations. Each Revolving Lender upon issuance of any Letter of Credit, shall be deemed to have purchased without recourse a risk participation from the Issuing Lender in such Letter of Credit and the amount available to be drawn thereunder and any collateral relating thereto, in each case in an amount equal to its Revolving Commitment Percentage of the amount available to be drawn under such Letter of Credit and shall absolutely, unconditionally and irrevocably assume, as primary obligor and not as surety, and be obligated to pay to the Issuing Lender therefor and discharge when due, its Revolving Commitment Percentage of the amounts drawn under such Letter of Credit; provided that any Person that becomes a Revolving Lender after the Closing Date shall be deemed to have purchased a risk participation in all outstanding Letters of Credit on the date it becomes a Revolving Lender hereunder and any Letter of Credit issued on or after such date, in each case in accordance with the foregoing terms. Without limiting the scope and nature of each Revolving Lender's participation in any Letter of Credit, to the extent that the Issuing Lender has not been reimbursed as required hereunder or under any LOC Document, each such Revolving Lender shall pay to the Issuing Lender its Revolving Commitment Percentage of such unreimbursed drawing in same day funds on the day of notification by the Issuing Lender of an unreimbursed drawing pursuant to the provisions of subsection (d) hereof if such notification is received by such Revolving Lender at or before 12:00 Noon, otherwise such payment shall be made at or before 12:00 Noon on the next succeeding Business Day. The obligation of each Revolving Lender to so reimburse the Issuing Lender shall be absolute and unconditional and shall not be affected by the occurrence of a Default, an Event of Default or any other occurrence or event. Any such reimbursement shall not relieve or otherwise impair the obligation of the Applicable Borrower to reimburse the Issuing Lender under any Letter of Credit, together with interest as hereinafter provided.

(d) Reimbursement. In the event of any drawing under any Letter of Credit, the Issuing Lender will promptly notify the Administrative Borrower and the Administrative Agent. The Applicable Borrower shall reimburse the Issuing Lender on the day of drawing under any Letter of Credit (with the proceeds of a Revolving Loan obtained hereunder or otherwise) in same day funds as provided herein or in the LOC Documents. If the Applicable Borrower shall fail to reimburse the Issuing Lender as provided herein, the unreimbursed amount of such drawing shall bear interest at a per annum rate equal to the Default Rate for Alternate Base Rate Loans set forth in Section 2.9. Unless the Administrative Borrower shall immediately notify the Issuing Lender and the Administrative Agent of the Applicable Borrower's intent to otherwise reimburse the Issuing Lender, the Applicable Borrower shall be deemed to have requested a Mandatory LOC Borrowing in the amount of the drawing as provided in subsection (e) hereof, the proceeds of which will be used to satisfy the Reimbursement Obligations. The Applicable Borrower's Reimbursement Obligations hereunder shall be absolute and unconditional under all circumstances irrespective of any rights of set-off, counterclaim or defense to payment the Applicable Borrower may claim or have against the Issuing Lender, the Administrative Agent, the Revolving Lenders, the beneficiary of the Letter of Credit drawn upon or any other Person, including, without limitation, any defense based on any failure of the Applicable Borrower to receive consideration or the legality, validity, regularity or unenforceability of the Letter of Credit. The Issuing Lender will promptly notify the other Revolving Lenders of the amount of any unreimbursed drawing and each Revolving Lender shall promptly pay to the Administrative Agent for the account of the Issuing Lender in Dollars and in immediately available funds, the amount of such Revolving Lender's Revolving Commitment Percentage of such unreimbursed drawing. Such payment shall be made on the day such notice is received by such Revolving Lender from the Issuing Lender if such notice is received at or before 12:00 Noon, otherwise such payment shall be made at or before 12:00 Noon on the Business Day next succeeding the day such notice is received. If such Revolving Lender does not pay such amount to the Issuing Lender in full upon such request, such Revolving Lender shall, on demand, pay to the Administrative Agent for the account of the Issuing Lender interest on the unpaid amount during the period from the date of such drawing until such Revolving Lender pays such amount to the Issuing Lender in full at a rate per annum equal to, if paid within two (2) Business Days of the date of drawing, the Federal Funds Effective Rate and thereafter at a rate equal to the Alternate Base Rate. Each Revolving Lender's obligation to make such payment to the Issuing Lender, and the right of the Issuing Lender to receive the same, shall be absolute and unconditional, shall not be affected by any circumstance whatsoever and without regard to the termination of this Credit Agreement or the Commitments hereunder, the existence of a Default or Event of Default or the acceleration of the Credit Party Obligations hereunder and shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)   Repayment with Revolving Loans. On any day on which a Borrower shall have requested, or been deemed to have requested, a Revolving Loan to reimburse a drawing under a Letter of Credit, the Administrative Agent shall give notice to the Revolving Lenders that a Revolving Loan has been requested or deemed requested in connection with a drawing under a Letter of Credit, in which case a Revolving Loan borrowing comprised entirely of Alternate Base Rate Loans (each such borrowing, a "Mandatory LOC Borrowing") shall be immediately made (without giving effect to any termination of the Commitments pursuant to Section 7.2) pro rata based on each Revolving Lender's respective Revolving Commitment Percentage (determined before giving effect to any termination of the Commitments pursuant to Section 7.2) and the proceeds of such Mandatory LOC Borrowing shall be paid directly to the Issuing Lender for application to the respective LOC Obligations. Each Revolving Lender hereby irrevocably agrees to make such Revolving Loans on the day such notice is received by the Revolving Lenders from the Administrative Agent if such notice is received at or before 12:00 Noon, otherwise such payment shall be made at or before 12:00 Noon on the Business Day next succeeding the day such notice is received, in each case notwithstanding (i) the amount of Mandatory LOC Borrowing may not comply with the minimum amount (or integral amount in excess thereof) for borrowings of Revolving Loans otherwise required hereunder, (ii) whether any conditions specified in Section 4.2 are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) failure of any such request or deemed request for Revolving Loan to be made by the time otherwise required in Section 2.1(b)(i), (v) the date of such Mandatory LOC Borrowing, or (vi) any reduction in the Revolving Committed Amount after any such Letter of Credit may have been drawn upon. In the event that any Mandatory LOC Borrowing cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of a proceeding under the Bankruptcy Event), then, in satisfaction of its obligations under Section 2.3(c), each such Revolving Lender hereby agrees that it shall forthwith fund (on the Business Day notice to fund is received by such Revolving Lender from the Issuing Lender if such notice is received at or before 12:00 Noon, otherwise such payment shall be made at or before 12:00 Noon on the Business Day next succeeding the Business Day such notice is received) its Participation Interests in the outstanding LOC Obligations; provided, further, that in the event any Revolving Lender shall fail to fund its Participation Interest on the day the Mandatory LOC Borrowing would otherwise have occurred, then the amount of such Revolving Lender's unfunded Participation Interest therein shall bear interest payable by such

Revolving Lender to the Issuing Lender upon demand, at the rate equal to, if paid within two (2) Business Days of such date, the Federal Funds Effective Rate, and thereafter at a rate equal to the Alternate Base Rate.

(f)   Modification, Extension. The issuance of any supplement, modification, amendment, renewal, or extension to any Letter of Credit shall, for purposes hereof, be treated in all respects the same as the issuance of a new Letter of Credit hereunder.

(g)   Uniform Customs and Practices. The Issuing Lender shall have the right to require that the Letters of Credit be subject to The Uniform Customs and Practice for Documentary Credits, as published as of the date of issue by the International Chamber of Commerce (the "UCP"), in which case the UCP may be incorporated therein and deemed in all respects to be a part thereof.

(h)   Conflict with LOC Documents. In the event of any conflict between this Credit Agreement and any LOC Document, this Credit Agreement shall control.

Section 2.4   Reserved.

Section 2.5   Term Loan B Facility.

(a)   Term Loan B. Subject to the terms and conditions hereof and in reliance upon the representations and warranties set forth herein, each Term Loan B Lender severally agrees to make available to the Administrative Agent on the Closing Date such Term Loan B Lender's Term Loan B Commitment Percentage of a term loan to the Dutch Borrower in Dollars (the "Term Loan B") in the aggregate principal amount (for all Term Loan B Lenders) of ONE HUNDRED FORTY-FIVE MILLION DOLLARS ($145,000,000) (the "Term Loan B Committed Amount") for the purposes set hereinafter set forth. The Term Loan B may consist of Alternate Base Rate Loans or LIBOR Rate Loans, or a combination thereof, as the Dutch Borrower may request; provided, however, that on the Closing Date and for the three (3) Business Days following the Closing Date the Term Loan B shall bear interest at the Alternate Base Rate unless three (3) Business Days prior to the Closing Date the Dutch Borrower executes a funding indemnity letter in the form and substance satisfactory to the Administrative Agent. Amounts repaid or prepaid on the Term Loan B may not be reborrowed. LIBOR Rate Loans shall be made by each Term Loan B Lender at its LIBOR Lending Office and Alternate Base Rate Loans at its Domestic Lending Office.

(b)   Term Loan B Funding Mechanics.

(i)   Notice of Borrowing. The Dutch Borrower shall request the Term Loan B by delivering to the Administrative Agent a Notice of Borrowing (or telephone notice promptly confirmed in writing by delivering to the Administrative Agent a Notice of Borrowing, which delivery may be by fax) not later than 11:00 A.M. (Charlotte, North Carolina time) on the Business Day prior to the Closing Date (or at such later time as agreed to by the Administrative

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Agent) in the case of Alternate Base Rate Loans, and on the third Business Day prior to the Closing Date in the case of LIBOR Rate Loans. Such Notice of Borrowing shall be irrevocable and shall specify (A) that the Term Loan B is requested, (B) the date of the requested borrowing (which shall be the Closing Date) and (C) whether the borrowing shall be comprised of Alternate Base Rate Loans, LIBOR Rate Loans or a combination thereof, and if LIBOR Rate Loans are requested, the Interest Period(s) therefor. If the Dutch Borrower shall fail to specify in any such Notice of Borrowing (I) an applicable Interest Period in the case of a LIBOR Rate Loan, then such notice shall be deemed to be a request for an Interest Period of one month, or (II) the type of Loan requested, then such notice shall be deemed to be a request for an Alternate Base Rate Loan hereunder. The Administrative Agent shall give notice to each Term Loan B Lender promptly upon receipt of such Notice of Borrowing, the contents thereof and such Term Loan B Lender's share thereof.

(ii)   Minimum Amounts. The portion of the Term Loan B consisting of (A) LIBOR Rate Loans shall be in a minimum aggregate principal amount of $3,000,000 and integral multiples of $1,000,000 in excess thereof (or the remaining amount of the Term Loan B Committed Amount, if less) and (B) Alternate Base Rate Loans shall be in a minimum aggregate principal amount of $1,000,000 and integral multiples of $500,000 in excess thereof (or the remaining amount of the Term Loan B Committed Amount, if less).

(iii)   Advances. Each Term Loan B Lender will make its Commitment Percentage of the Term Loan B available to the Administrative Agent for the account of the Dutch Borrower at the office of the Administrative Agent specified in Section 9.2, or at such other office as the Administrative Agent may designate in writing, by 1:00 P.M. (Charlotte, North Carolina time) on the Closing Date. Such borrowing will then be made available to the Dutch Borrower by the Administrative Agent by crediting the account of the Dutch Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Term Loan B Lenders and in like funds as received by the Administrative Agent.

(c)   Repayment of Term Loan B. The principal amount of the Term Loan B shall be repaid in sixteen (16) consecutive calendar quarterly installments as follows, unless accelerated sooner pursuant to Section 7.2:

Principal Amortization Payment Date	Term Loan B Principal Amortization Payment
6/30/07	$362,500
9/30/07	$362,500
12/31/07	$362,500
3/31/08	$362,500

Principal Amortization Payment Date	Term Loan B Principal Amortization Payment
6/30/08	$362,500
9/30/08	$362,500
12/31/08	$362,500
3/31/09	$362,500
6/30/09	$362,500
9/30/09	$362,500
12/31/09	$362,500
3/31/10	$362,500
6/30/10	$362,500
9/30/10	$362,500
12/31/10	$362,500
Maturity Date	Remaining Outstanding Principal Amount of the Term Loan B

(d)   Interest on the Term Loan B. Subject to the provisions of Section 2.9, the Term Loan B shall bear interest as follows:

(i)   Alternate Base Rate Loans. During such periods as the Term Loan B shall be comprised of Alternate Base Rate Loans, each such Alternate Base Rate Loan shall bear interest at a per annum rate equal to the sum of the Alternate Base Rate plus the Applicable Percentage.

(ii)   LIBOR Rate Loans. During such periods as the Term Loan B shall be comprised of LIBOR Rate Loans, each such LIBOR Rate Loan shall bear interest at a per annum rate equal to the sum of the LIBOR Rate plus the Applicable Percentage.

Interest on the Term Loan B shall be payable in arrears on each Interest Payment Date.

(e)   Term Loan B Notes. The Dutch Borrower's obligation to pay each Term Loan B Lender's portion of the Term Loan B shall be evidenced, upon such Term Loan B Lender's request, by a Term Loan B Note made payable to such Term Loan B Lender in substantially the form of Schedule 2.5(d). The Dutch Borrower covenants and agrees to pay the Term Loan B in accordance with the terms of this Credit Agreement and the Term Loan B Note or Term Loan B Notes.

Section 2.6   Fees.

(a)   Commitment Fee. In consideration of the Commitments, each of the Borrowers agrees to pay to the Administrative Agent for the ratable benefit of the Revolving Lenders one half of a commitment fee (the "Commitment Fee") in an aggregate amount equal to the Applicable Percentage per annum on the average daily unused amount of the Revolving Committed Amount. For purposes of computing the Commitment Fee hereunder, Swingline Loans shall be considered usage under the Revolving Committed Amount but shall be considered usage only under the Revolving Commitment of the Swingline Lender (with respect to its pro rata share thereof as a Revolving Lender based on its Revolving Commitment Percentage) unless and until Lenders other than the Swingline Lender purchase Participation Interests in such Swingline Loans pursuant to Section 2.2(b)(ii). The Commitment Fee shall be payable quarterly in arrears on the 15th day following the last day of each calendar quarter for the prior calendar quarter.

(b)   Letter of Credit Fees. In consideration of the LOC Commitments, the Applicable Borrower agrees to pay to the Administrative Agent, for the ratable benefit of the Revolving Lenders, a fee (the "Letter of Credit Fee") equal to the Applicable Percentage for LIBOR Rate Loans per annum on the average daily maximum amount available to be drawn under each Letter of Credit issued for the account of such Borrower from the date of issuance to the date of expiration. In addition to such Letter of Credit Fee, the Applicable Borrower agrees to pay to the Issuing Lender for its own account without sharing by the other Lenders, an additional fronting fee (the "Fronting Fee") of one-eighth of one percent (0.125%) per annum on the average daily maximum amount available to be drawn under each Letter of Credit issued for the account of such Borrower. The Letter of Credit Fee and the Fronting Fee shall each be payable quarterly in arrears on the last Business Day of each calendar quarter.

(c)   Issuing Lender Fees. In addition to the Letter of Credit Fees and Fronting Fees payable pursuant to subsection (b) hereof, the Applicable Borrower shall pay to the Issuing Lender for its own account without sharing by the other Lenders the reasonable and customary charges from time to time of the Issuing Lender with respect to the amendment, transfer, administration, cancellation and conversion of, and drawings under, the Letters of Credit issued for the account of such Borrower (collectively, the "Issuing Lender Fees").

(d)   Administrative Fee. Each Borrower agrees to pay to the Administrative Agent one–half of the annual administrative fee as described in the Fee Letter.

Section 2.7   Commitment Reductions.

(a)   Voluntary Reductions. The Administrative Borrower shall have the right to terminate or permanently reduce the unused portion of the Revolving Committed Amount at any time or from time to time upon not less than five (5) Business Days' prior notice to the Administrative Agent (which shall notify the Lenders thereof as soon as practicable) of each such termination or reduction, which notice shall specify the effective date thereof and the amount of any such reduction which shall be in a minimum amount of $10,000,000 or a whole multiple of $1,000,000 in excess thereof and shall be irrevocable and effective upon receipt by the Administrative Agent; provided that no such reduction or termination shall be permitted if after giving effect thereto, and to any prepayments of the Revolving Loans made on the effective date thereof, the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations would exceed the lesser of (i) the Revolving Committed Amount or (ii) the Borrowing Base.

(b)   Maturity Date. The Revolving Commitment, the Swingline Commitment and the LOC Commitment shall automatically terminate on the Maturity Date for the Revolving Loans.

Section 2.8   Prepayments.

(a)   Optional Prepayments. Each Borrower shall have the right to prepay Loans made to it in whole or in part from time to time; provided, however, that (i) each partial prepayment of Revolving Loans and the Term Loan B shall be in a minimum principal amount of $1,000,000 and integral multiples of $500,000 in excess thereof and (ii) each prepayment of Swingline Loans shall be in a minimum principal amount of $100,000 and integral multiples of $100,000 in excess thereof. The Administrative Borrower shall give three (3) Business Days' irrevocable notice in the case of LIBOR Rate Loans and one (1) Business Day's irrevocable notice in the case of Alternate Base Rate Loans, to the Administrative Agent (which shall notify the Lenders thereof as soon as practicable). All prepayments under this Section 2.8(a) shall be subject to Section 2.17, but otherwise without premium or penalty and shall be applied as the Administrative Borrower may elect; provided, however, any prepayment of the Term Loan B pursuant to this Section 2.8(a) shall be applied ratably to the remaining amortization payments set forth in Section 2.5(c). Interest accrued through the date of prepayment on the principal amount prepaid shall be payable (A) with respect to any Alternate Base Rate Loan, on such date of prepayment and (B) with respect to any LIBOR Rate Loan, on the next occurring Interest Payment Date that would have occurred had such Loan not been prepaid or, at the request of the Administrative Agent, such interest shall be payable on such date of prepayment. Amounts prepaid on the Revolving Loans and Swingline Loans may be reborrowed in accordance with the terms hereof, but amounts prepaid on the Term Loan B may not be reborrowed. All amounts prepaid pursuant to this Section 2.8(a) shall be applied first to Alternate Base Rate Loans and then to LIBOR Rate Loans and Quoted Rate Swingline Loans in direct order of Interest Period maturities.

(b)   Mandatory Prepayments.

(i)   Revolving Committed Amount. (A) If at any time after the Closing Date, the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus LOC Obligations shall exceed the lesser of (I) the Revolving Committed Amount or (II) the Borrowing Base, each Borrower immediately shall prepay its Revolving Loans and the Swingline Loans in an amount sufficient to eliminate such excess and (B) if the amount of unrestricted cash and Cash Equivalents in the aggregate on the consolidated balance sheet of the Company and its Subsidiaries exceeds $110,000,000, each Borrower immediately shall prepay its Revolving Loans and the Swingline Loans in an amount sufficient to eliminate such excess. Each Revolving Lender shall receive its pro rata share of any such prepayment based on its Revolving Commitment Percentage.

(ii)   Asset Dispositions. Promptly following the receipt by a Credit Party or any of its Subsidiaries of the proceeds of any Asset Disposition, the Loans shall be prepaid in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds derived from such Asset Disposition (such prepayment to be applied as set forth in clause (vi) below); provided that (A) the Net Cash Proceeds from Asset Dispositions in any fiscal year shall not be required to be so applied until the aggregate amount of such Net Cash Proceeds is equal to or greater than $5,000,000 for such fiscal year and shall be applied in increments of $5,000,000 (or such lesser amount that is then due and owing at the end of each fiscal year) and (B) once the Term Loan B shall have been paid in full, the Borrowers shall be permitted to reinvest the Net Cash Proceeds received from Asset Dispositions in fixed or capital assets for the benefit of the Borrowers or any of their Subsidiaries so long as (1) no Default or Event of Default shall have occurred and be continuing at the time of such Asset Disposition and at the time of such reinvestment and (2) such reinvestments are consummated within 270 days of the receipt of such Net Cash Proceeds; it being understood and agreed that any such Net Cash Proceeds that are not reinvested as permitted pursuant to this Section 2.8(b)(ii) immediately shall be used to prepay the Loans (such prepayment to be applied as set forth in clause (vi) below).

(iii)   Debt and Equity Issuances. Immediately upon receipt by a Credit Party or any of its Subsidiaries of proceeds from (A) any Debt Issuance, the Loans shall be prepaid in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds of such Debt Issuance (such prepayment to be applied as set forth in clause (vi) below) or (B) any Equity Issuance, the Loans shall be prepaid in an aggregate amount equal to fifty percent (50%) of the Net Cash Proceeds of such Equity Issuance (such prepayment to be applied as set forth in clause (vi) below).

(iv)   Recovery Event. Promptly following any Recovery Event, the Loans shall be prepaid in an aggregate amount equal to one-hundred percent (100%) of the Net Cash Proceeds derived from such Recovery Event (such prepayment to be applied as set forth in clause (vi) below); provided that (A) the Net Cash Proceeds from Recovery Events in any fiscal year shall not be required to be so applied until the aggregate amount of such Net Cash Proceeds is equal to or greater than $5,000,000 for such fiscal year, (B) the Borrowers shall be permitted to reinvest the Net Cash Proceeds received from Recovery Events to repair, replace or relocate the damaged assets and property subject to such Recovery Events or to reinvest such Net Cash Proceeds in other fixed or capital assets for the benefit of the Company or any of its Subsidiaries so long as (1) no Default or Event of Default shall have occurred and be continuing at the time of such Recovery Event and at the time of such reinvestment and (2) such reinvestments are committed to within 180 days of the receipt of such Net Cash Proceeds and are consummated within 270 days of the receipt of such Net Cash Proceeds; it being understood and agreed that any such Net Cash Proceeds that are not reinvested as permitted pursuant to this Section 2.8(b)(iv) immediately shall be used to prepay the Loans (such prepayment to be applied as set forth in clause (vi) below).

(v)   Excess Cash Flow. Within ninety (90) days after the end of each fiscal year (commencing with the fiscal year ending March 31, 2008), the Loans shall be prepaid in an amount equal to 50% of the Excess Cash Flow earned during such prior fiscal year (such prepayments to be applied as set forth in clause (vi) below).

(vi)   Application of Mandatory Prepayments. All amounts required to be paid pursuant to Section 2.8(b)(ii) through (v) shall be applied (a) first, to the Term Loan B (on a pro rata basis across the remaining amortization payments set forth in Section 2.5(c)), (b) second, subject to the terms of Section 2.21, to the outstanding Revolving Loans (without a corresponding reduction in the Revolving Commitments or the Revolving Committed Amount); provided that, so long as there are amounts outstanding under the Revolving Loans, any Term Loan B Lender may decline to accept any such prepayment (collectively, the "Declined Amount"), in which case the Declined Amount shall be distributed (1) first, to repay the portion of the Term Loan B held by the accepting Term Loan B Lenders, and (2) second, subject to the terms of Section 2.21, to repay amounts outstanding under the Revolving Loans (without a corresponding reduction in the Revolving Commitments or the Revolving Committed Amount). Within the parameters of the applications set forth above, prepayments shall be applied first to Alternate Base Rate Loans and then to LIBOR Rate Loans in direct order of Interest Period maturities. Each Lender shall receive its pro rata share of any such prepayment based on its applicable Commitment Percentage. All prepayments under this Section 2.8(b) shall be subject to Section 2.17.

(c)   Secured Hedging Obligations Unaffected. Any prepayment made pursuant to this Section 2.8 shall not affect the Credit Parties' obligations to continue making payments under any Secured Hedging Agreement, and any such Secured Hedging Agreement shall remain in full force and effect notwithstanding such prepayment, subject to the terms of such Secured Hedging Agreement.

Section 2.9   Default Rate and Payment Dates.

Upon the occurrence, and during the continuance, of an Event of Default, the principal of and, to the extent permitted by law, interest on the Loans and any other amounts owing hereunder or under the other Credit Documents shall bear interest, payable on demand, at a per annum rate 2% greater than the rate which would otherwise be applicable (or if no rate is applicable, whether in respect of interest, fees or other amounts, then the Alternate Base Rate plus the highest Applicable Percentage (Level I) plus 2%) (the "Default Rate"); provided, however, that the Default Rate shall apply to the Loans and other amounts owing hereunder and under the other Credit Documents to the extent that either Borrower shall fail to pay any principal, reimbursement obligation, interest, fee or other amount upon the same becoming due and payable (whether at the stated maturity, by acceleration or otherwise).

Section 2.10   Conversion Options.

(a)   The Administrative Borrower may, in the case of Revolving Loans and the Term Loan B, elect from time to time to convert Alternate Base Rate Loans to LIBOR Rate Loans, by giving the Administrative Agent irrevocable written notice of such election not later than 11:00 A.M. (Charlotte, North Carolina time) on the date which is three Business Days prior to the requested date of conversion. A form of Notice of Conversion/Extension is attached as Schedule 2.10. If the date upon which an Alternate Base Rate Loan is to be converted to a LIBOR Rate Loan is not a Business Day, then such conversion shall be made on the next succeeding Business Day and during the period from such last day of an Interest Period to such succeeding Business Day such Loan shall bear interest as if it were an Alternate Base Rate Loan. All or any part of outstanding Alternate Base Rate Loans may be converted as provided herein, provided that (i) no Loan may be converted into a LIBOR Rate Loan when any Default or Event of Default has occurred and is continuing and (ii) partial conversions shall be in an aggregate principal amount of $3,000,000 or a whole multiple of $1,000,000 in excess thereof.

(b)   Any LIBOR Rate Loans may be continued as such upon the expiration of an Interest Period with respect thereto by the Administrative Borrower giving the Administrative Agent irrevocable written notice of such election not later than 11:00 A.M. (Charlotte, North Carolina time) on the date which is three Business Days prior to the requested date of continuation; provided, that no LIBOR Rate Loan may be continued as such when any Default or Event of Default has occurred and is continuing, in which case such Loan shall be automatically converted to an Alternate Base Rate Loan at the end of the applicable Interest Period with respect thereto. If the Administrative Borrower shall fail to give timely notice of an election to continue a LIBOR Rate Loan, or the continuation of LIBOR Rate Loans is not permitted hereunder, such LIBOR Rate Loans shall be automatically converted to Alternate Base Rate Loans at the end of the applicable Interest Period with respect thereto.

Section 2.11   Computation of Interest and Fees.

(a)   Interest payable hereunder with respect to Alternate Base Rate Loans based on the Prime Rate shall be calculated on the basis of a year of 365 days (or 366 days, as applicable) for the actual days elapsed. All other fees, interest and all other amounts payable hereunder shall be calculated on the basis of a 360 day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Administrative Borrower and the Lenders of each determination of a LIBOR Rate on the Business Day of the determination thereof. Any change in the interest rate on a Loan resulting from a change in the Alternate Base Rate shall become effective as of the opening of business on the day on which such change in the Alternate Base Rate shall become effective. The Administrative Agent shall as soon as practicable notify the Administrative Borrower and the Lenders of the effective date and the amount of each such change.

(b)   Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrowers and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of a Borrower, deliver to such Borrower a statement showing the computations used by the Administrative Agent in determining any interest rate.

Section 2.12   Pro Rata Treatment and Payments.

(a)   Each borrowing of Loans and any reduction of the Revolving Commitments shall be made pro rata according to the respective Commitment Percentages of the Lenders. Each payment under this Agreement or any Note made by an Applicable Borrower shall be applied, first, to any fees then due and owing by such Borrower pursuant to Section 2.6, second, to interest then due and owing in respect of its Loans and, third, to principal then due and owing in respect of its Loans. Each payment made by an Applicable Borrower on account of any fees pursuant to Section 2.6 shall be made pro rata in accordance with the respective amounts due and owing by such Borrower. Each payment (other than prepayments) made by an Applicable Borrower on the principal amount of and interest on its Revolving Loans and, in the case of the Dutch Borrower, the Term Loan B shall be made pro rata according to the respective amounts due and owing (to be applied pro rata among the Lenders entitled to receive such payment). Each optional prepayment made by an Applicable Borrower on the principal amount of its Loans shall be applied in accordance with the terms of Section 2.8(a) (to be applied pro rata among the Lenders entitled to receive such payment). Each mandatory prepayment made by an Applicable Borrower on the principal amount of its Loans shall be applied in accordance with Section 2.8(b); provided, that prepayments made pursuant to Section 2.15 shall be applied in accordance with such Section. All payments (including prepayments) to be made by the Borrowers on account of principal, interest and fees shall be made without defense, set-off or counterclaim and shall be made to the Administrative Agent for the account of the Lenders at the Administrative Agent's office specified in Section 9.2 in Dollars and in immediately available funds not later than 1:00 P.M. (Charlotte, North Carolina time) on the date when due. The Administrative

Agent shall distribute such payments to the Lenders entitled thereto promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the LIBOR Rate Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day, and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension. If any payment on a LIBOR Rate Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day.

(b)   Allocation of Payments After Exercise of Remedies. Notwithstanding any other provisions of this Credit Agreement to the contrary (except Section 2.21), after the exercise of remedies (other than the invocation of default interest pursuant to Section 2.9) by the Administrative Agent or the Lenders pursuant to Section 7.2 (or after the Commitments shall automatically terminate and the Loans (with accrued interest thereon) and all other amounts under the Credit Documents shall automatically become due and payable in accordance with the terms of such Section), all amounts collected or received by the Administrative Agent or any Lender on account of the Credit Party Obligations or any other amounts outstanding under any of the Credit Documents or in respect of the Collateral shall be paid over or delivered as follows (irrespective of whether the following costs, expenses, fees, interest, premiums, scheduled periodic payments or Credit Party Obligations are allowed, permitted or recognized as a claim in any proceeding resulting from the occurrence of a Bankruptcy Event):

FIRST, to the payment of all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable attorneys' fees) of the Administrative Agent in connection with enforcing the rights of the Lenders under the Credit Documents and any protective advances made by the Administrative Agent with respect to the Collateral under or pursuant to the terms of the Security Documents;

SECOND, to payment of any fees owed to the Administrative Agent and the Issuing Lenders;

THIRD, to the payment of all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable attorneys' fees) of each of the Lenders in connection with enforcing its rights under the Credit Documents or otherwise with respect to the Credit Party Obligations owing to such Lender;

FOURTH, to the payment of all of the Credit Party Obligations consisting of accrued fees and interest, including, with respect to any Secured Hedging Agreement, any fees, premiums and scheduled periodic payments due under such Secured Hedging Agreement and any interest accrued thereon;

FIFTH, to the payment of the outstanding principal amount of the Credit Party Obligations, including the payment or cash collateralization of the outstanding LOC Obligations and, with respect to any Secured Hedging Agreement, any breakage, termination or other payments due under such Secured Hedging Agreement and any interest accrued thereon;

SIXTH, to all other Credit Party Obligations and other obligations which shall have become due and payable under the Credit Documents or otherwise and not repaid pursuant to clauses "FIRST" through "FIFTH" above; and

SEVENTH, to the payment of the surplus, if any, to whomever may be lawfully entitled to receive such surplus.

In carrying out the foregoing, (i) amounts received shall be applied in the numerical order provided until exhausted prior to application to the next succeeding category; (ii) each of the Lenders and Hedging Agreement Providers shall receive an amount equal to its pro rata share (based on the proportion that the then outstanding Loans and LOC Obligations held by such Lender or the outstanding obligations payable to such Hedging Agreement Provider bears to the aggregate then outstanding Loans, LOC Obligations and obligations payable under all Secured Hedging Agreements) of amounts available to be applied pursuant to clauses "THIRD", "FOURTH", "FIFTH" and "SIXTH" above; and (iii) to the extent that any amounts available for distribution pursuant to clause "FIFTH" above are attributable to the issued but undrawn amount of outstanding Letters of Credit, such amounts shall be held by the Administrative Agent in a cash collateral account and applied (A) first, to reimburse the Issuing Lender from time to time for any drawings under such Letters of Credit and (B) then, following the expiration of all Letters of Credit, to all other obligations of the types described in clauses "FIFTH" and "SIXTH" above in the manner provided in this Section 2.12(b).   Notwithstanding the foregoing terms of this Section 2.12, (1) only Collateral proceeds and payments under the Guaranty with respect to Secured Hedging Agreements (as opposed to ordinary course principal, interest and fee payments hereunder) shall be applied to obligations under any Secured Hedging Agreement and (2) neither the Dutch Borrower nor Alliance AG shall be required to repay or prepay, or to guarantee, nor shall any amount paid by the Dutch Borrower or Alliance AG be applied to, the Credit Party Obligations of the Company.

Section 2.13 **Non-Receipt of Funds by the Administrative Agent.**

(a)   Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received written notice from a Lender prior to the proposed date of any Extension of Credit that such Lender will not make available to the Administrative Agent such Lender's share of such Extension of Credit, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with this Agreement and may, in reliance upon such assumption, make available to the Applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Extension of Credit available to the Administrative Agent, then the applicable Lender and the Applicable Borrower agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Applicable Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) in the case of a payment to be made by the Applicable Borrower, the interest rate applicable to Alternate Base Rate Loans. If the Applicable Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Applicable Borrower the amount of such interest paid by the Applicable Borrower for such period. If such Lender pays its share of the applicable Extension of Credit to the Administrative Agent, then the amount so paid shall constitute such Lender's Loan included in such Extension of Credit. Any payment by the Applicable Borrower shall be without prejudice to any claim the Applicable Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(b)   Payments by Borrowers; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Applicable Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Lender hereunder that the Applicable Borrower will not make such payment, the Administrative Agent may assume that the Applicable Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Lender, as the case may be, the amount due. In such event, if the Applicable Borrower has not in fact made such payment, then each of the Lenders or the Issuing Lender, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or the Issuing Lender, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

A notice of the Administrative Agent to any Lender or the Applicable Borrower with respect to any amount owing under subsections (a) and (b) of this Section shall be conclusive, absent manifest error.

(c)   Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Applicable Borrower by the Administrative Agent because the conditions to the applicable Extension of Credit set forth in Article IV are not satisfied or waived in accordance with the terms thereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender.

(d)   Obligations of Lenders Several. The obligations of the Lenders hereunder to make the Term Loan B and Revolving Loans, to fund participations in Letters of Credit and Swingline Loans and to make payments pursuant to Section 9.5(c)) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any such payment under Section 9.5(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 9.5(c).

(e)   Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

Section 2.14   Inability to Determine Interest Rate.

Notwithstanding any other provision of this Agreement, if (i) the Administrative Agent shall reasonably determine (which determination shall be conclusive and binding absent manifest error) that, by reason of circumstances affecting the relevant market, reasonable and adequate means do not exist for ascertaining LIBOR for such Interest Period, or (ii) the Required Lenders shall reasonably determine that the LIBOR Rate does not adequately and fairly reflect the cost to such Lenders of funding LIBOR Rate Loans that the Administrative Borrower has requested be outstanding as a LIBOR Tranche during such Interest Period, the Administrative Agent shall forthwith give telephone notice of such determination, confirmed in writing, to the Applicable Borrower and the Lenders at least two (2) Business Days prior to the first day of such Interest Period. Unless the Administrative Borrower shall have notified the Administrative Agent upon receipt of such telephone notice that it wishes to rescind or modify its request regarding such LIBOR Rate Loans, any Loans that were requested to be made as LIBOR Rate Loans shall be made as Alternate Base Rate Loans and any Loans that were requested to be converted into or continued as LIBOR Rate Loans shall be converted into Alternate Base Rate Loans. Until any such notice has been withdrawn by the Administrative Agent, no further Loans shall be made as, continued as, or converted into, LIBOR Rate Loans for the Interest Periods so affected.

Section 2.15   Illegality.

Notwithstanding any other provision of this Agreement, if the adoption of or any change after the date hereof in any Requirement of Law or in the interpretation or application thereof by the relevant Governmental Authority to any Lender shall make it unlawful for such Lender or its LIBOR Lending Office to make or maintain LIBOR Rate Loans as contemplated by this Agreement or to obtain in the interbank eurodollar market through its LIBOR Lending Office the funds with which to make such Loans, (a) such Lender shall promptly notify the Administrative Agent and the Administrative Borrower thereof, (b) the commitment of such Lender hereunder to make LIBOR Rate Loans or continue LIBOR Rate Loans as such shall forthwith be suspended until the Administrative Agent shall give notice that the condition or situation which gave rise to the suspension shall no longer exist, and (c) such Lender's Loans then outstanding as LIBOR Rate Loans, if any, shall be converted on the last day of the Interest Period for such Loans or within such earlier period as required by law as Alternate Base Rate Loans. The Applicable Borrower hereby agrees promptly to pay any Lender, upon its demand, any additional amounts necessary to compensate such Lender for actual and direct costs (but not including anticipated profits) reasonably incurred by such Lender in making any repayment in accordance with this Section including, but not limited to, any interest or fees payable by such Lender to lenders of funds obtained by it in order to make or maintain its LIBOR Rate Loans hereunder. A certificate as to any additional amounts payable pursuant to this Section submitted by such Lender, through the Administrative Agent, to the Administrative Borrower shall be conclusive in the absence of manifest error. Each Lender agrees to use reasonable efforts (including reasonable efforts to change its LIBOR Lending Office) to avoid or to minimize any amounts which may otherwise be payable pursuant to this Section; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs or legal or regulatory burdens reasonably deemed by such Lender to be material.

Section 2.16 Requirements of Law.

(a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

(i) shall subject such Lender to any tax of any kind whatsoever with respect to any Letter of Credit, any Participation Interest therein or any application relating thereto, any LIBOR Rate Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for changes in the rate of tax on the net income of such Lender);

(ii) shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender which is not otherwise included in the determination of the LIBOR Rate hereunder; or

(iii) shall impose on such Lender any other condition;

and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining LIBOR Rate Loans or the Letters of Credit (or the Participation Interests therein) or to reduce any amount receivable hereunder or under any Note in respect thereof, then, in any such case, the Applicable Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such additional cost or reduced amount receivable which such Lender reasonably deems to be material as determined by such Lender with respect to its LIBOR Rate Loans or Letters of Credit. A certificate as to any additional amounts payable pursuant to this

Section submitted by such Lender, through the Administrative Agent, to the Administrative Borrower shall be conclusive in the absence of manifest error. Each Lender agrees to use reasonable efforts (including reasonable efforts to change its Domestic Lending Office or LIBOR Lending Office, as the case may be) to avoid or to minimize any amounts which might otherwise be payable pursuant to this paragraph of this Section; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs or legal or regulatory burdens reasonably deemed by such Lender to be material.

(b)   If any Lender shall have reasonably determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any central bank or Governmental Authority made subsequent to the date hereof does or shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its Loans, Participation Interests and other obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount reasonably deemed by such Lender to be material, then from time to time, within fifteen (15) days after demand by such Lender, the Applicable Borrower shall pay to such Lender such additional amount as shall be certified by such Lender as being required to compensate it for such reduction. Such a certificate as to any additional amounts payable under this Section submitted by a Lender (which certificate shall include a description of the basis for the computation), through the Administrative Agent, to the Administrative Borrower shall be conclusive absent manifest error.

Section 2.17   Indemnity.

(a)   The Company hereby agrees to indemnify each Lender and to hold such Lender harmless from any funding loss or expense which such Lender may sustain or incur as a consequence of (i) default by the Company in payment of the principal amount of or interest on any Loan by such Lender in accordance with the terms hereof, (ii) default by the Company in accepting a borrowing after the Company has given a Notice of Borrowing in accordance with the terms hereof, (iii) default by the Company in making any prepayment after the Company has given a notice therefor in accordance with the terms hereof, and/or (iv) the making by the Company of a prepayment of a Loan, or the conversion thereof, on a day which is not the last day of the Interest Period with respect thereto, in each case including, but not limited to, any such loss or expense arising from interest or fees payable by such Lender to lenders of funds obtained by it in order to maintain its Loans hereunder. A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender, through the Administrative Agent, to the Administrative Borrower (which certificate must be delivered to the Administrative Agent within sixty (60) days following such default, prepayment or conversion) shall be conclusive in the absence of manifest error. The agreements in this Section shall survive termination of this Agreement and payment of the Notes and all other amounts payable hereunder.

(b)   The Dutch Borrower hereby agrees to indemnify each Lender and to hold such Lender harmless from any funding loss or expense which such Lender may sustain or incur as a consequence of (i) default by the Dutch Borrower in payment of the principal amount of or interest on any Loan by such Lender in accordance with the terms hereof, (ii) default by the Dutch Borrower in accepting a borrowing after the Dutch Borrower (or the Administrative Borrower on behalf of the Dutch Borrower) has given a Notice of Borrowing in accordance with the terms hereof, (iii) default by the Dutch Borrower in making any prepayment after the Dutch Borrower (or the Administrative Borrower on behalf of the Dutch Borrower) has given a notice therefor in accordance with the terms hereof, and/or (iv) the making by the Dutch Borrower of a prepayment of a Loan, or the conversion thereof, on a day which is not the last day of the Interest Period with respect thereto, in each case including, but not limited to, any such loss or expense arising from interest or fees payable by such Lender to lenders of funds obtained by it in order to maintain its Loans hereunder. A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender, through the Administrative Agent, to the Administrative Borrower (which certificate must be delivered to the Administrative Agent within sixty (60) days following such default, prepayment or conversion) shall be conclusive in the absence of manifest error. The agreements in this Section shall survive termination of this Agreement and payment of the Notes and all other amounts payable hereunder.

Section 2.18   Taxes.

(a)   Any and all payments by the Credit Parties hereunder or under the Notes shall be made, except as provided in Section 2.18(g), free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding in the case of each Lender and the Administrative Agent, backup withholding taxes imposed by the United States (other than backup withholding taxes imposed as a result of a change in law after the Closing Date) and taxes imposed on or measured by all or part of its net income, branch profits taxes, and franchise taxes imposed on it, by the jurisdiction under the laws of which such Lender or the Administrative Agent (as the case may be) is organized or any political subdivision thereof or, in the case of each Lender, by the jurisdiction of such Lender's Applicable Lending Office or any political subdivision thereof (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If a Credit Party shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any Note to any Lender or the Administrative Agent, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.18) such Lender or the Administrative Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Credit Party shall make such deductions and (iii) such Credit Party shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b)   In addition, notwithstanding anything in this Agreement or any other Credit Document to the contrary, each of the Borrowers agrees to pay (i) any present or future stamp, documentary or intangibles taxes or any other similar taxes, charges or levies which arise from any payment made hereunder or under the Notes or from the execution, delivery or registration of, or otherwise similarly with respect to, this Agreement, the Notes or any of the other Credit Documents and (ii) any present or future stamp, documentary or intangibles taxes, withholding taxes (to the extent not recovered or recoverable by the Administrative Agent and the Lenders through applicable tax treaties) or any other similar taxes, charges or levies which arise from the enforcement of the rights and remedies of the Administrative Agent and the Lenders under this Agreement or any other Credit Document (such taxes, charges and levies referred to in clauses (i) and (ii), hereinafter referred to as "Other Taxes").

(c)   With respect to amounts paid by such Credit Party, each of the Credit Parties will indemnify each Lender and the Administrative Agent for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.18) paid by such Lender or the Administrative Agent (as the case may be) and any liability (including penalties, interest and expenses, but excluding any liability resulting from the gross negligence or willful misconduct of such Lender or the Administrative Agent, as applicable) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be made within sixty (60) days from the date such Lender or the Administrative Agent (as the case may be) makes written demand therefor. The Administrative Agent or any Lender claiming indemnification pursuant to this Section 2.18(c) shall make written demand therefor no later than one (1) year after the earlier of (i) the date on which such Lender or the Administrative Agent makes payment of such Taxes or Other Taxes and (ii) the date on which the appropriate Governmental Authority makes written demand on such Lender or the Administrative Agent for payment of such Taxes or Other Taxes.

(d)   If a Lender or the Administrative Agent shall become entitled to claim a refund, credit or reduction in respect of Taxes or Other Taxes as to which it has been indemnified by a Credit Party, or with respect to which a Credit Party has made payments pursuant to this Section 2.18, such Lender or the Administrative Agent shall, within ninety (90) days after receipt of a written request by such Credit Party and at such Credit Party's sole expense, make an appropriate filing or claim with the appropriate Governmental Authority to obtain or use such refund, credit or reduction. Upon a written request of such Credit Party, each Lender or the Administrative Agent shall use reasonable efforts to cooperate with such Credit Party in determining whether or not the Administrative Agent or such Lender is entitled to such a refund, credit or reduction. If a Lender or the Administrative Agent receives a refund or realizes the benefit of a credit or reduction in respect of any such Taxes or other Taxes (whether or not as a result of a filing or claim made pursuant to the first sentence of this paragraph), such Lender or the Administrative Agent shall within ninety (90) days from the date of such receipt or realization pay over the amount of such refund, credit or reduction to such Credit Party (but only to the extent of indemnity payments made or other amounts paid by such Credit Party under this Section 2.18 with respect to such Taxes or Other Taxes), net of all reasonable out-of-pocket expenses of such Lender or the Administrative Agent and without interest (other than interest paid by the relevant Governmental Authority with respect to such refund, credit or reduction); provided that such Credit Party (upon the written request of such Lender or the Administrative Agent) agrees to repay the amount paid over to such Credit Party to such Lender or the Administrative Agent (together with any interest payable to the relevant Governmental Authority) in the event such Lender or the Administrative Agent is required to repay such refund, credit or reduction to such Governmental Authority. Nothing in this Section shall require a Lender to provide its tax returns or confidential tax planning information to a Credit Party.

(e)   Within forty-five (45) days after the date of any payment of Taxes by a Credit Party, such Credit Party will furnish to the Administrative Agent, at its address set forth in Section 9.2, the original or a certified copy of a receipt (if any) evidencing payment thereof.

(f)   With respect to any Loan or other Extension of Credit to the Company, each Lender that is a non-resident alien or is organized under the laws of a jurisdiction outside the United States, on or prior to the date of its execution and delivery of this Agreement (or, in the case of any Person becoming a Lender after the Closing Date, on or prior to the effective date of the Assignment and Assumption pursuant to which it becomes a Lender), from time to time thereafter if requested in writing by the Company, and upon any change in designation of the Lender's Applicable Lending Office (but only so long as such Lender remains lawfully able to do so), shall provide the Administrative Borrower and the Administrative Agent (i) if such Lender is not a bank within the meaning of Section 881(c)(3)(A) of the Code, a duly completed original U.S. Treasury Department Form W-8 BEN (or successor form) certifying that such Lender is not a United States citizen or resident (or that such Lender is filing for a foreign corporation, partnership, estate or trust) and providing the name and address of the Lender, together with a certificate representing that it is not a bank within the meaning of Section 881(c)(3)(A) of the Code and is not a ten percent (10%) shareholder (within the meaning of Section 871(h)(3)(B) of the Code) with respect to the Company, or (ii) if such Lender is a bank within the meaning of Section 881(c)(3)(A) of the Code, a duly completed original U.S. Treasury Department Form W-8 BEN or Form W-8 ECI (or successor form), whichever is applicable, properly claiming complete exemption from United States withholding tax on payments by the Company pursuant to this Agreement and under the Notes.

(g)   The Credit Parties shall not be required to indemnify any Lender or the Administrative Agent, or to pay any other amount to any such Lender or the Administrative Agent, in respect of any Tax pursuant to this Section 2.18 to the extent that: (i) with respect to any Loan or other Extension of Credit to the Company, in the case of a Lender that is a non-resident alien or is organized under the laws of a jurisdiction outside the United States, the obligation to make such indemnification or to pay such other amount would not have arisen but for a failure by such non-resident Lender to comply with the provisions of Section 2.18(ff), unless such failure is due to a change in law occurring subsequent to the date on which a form originally was required to be provided; provided, however, that should a Lender be subject to withholding Tax because of such failure, the Company shall take such steps (at Lender's expense) as the Lender shall reasonably request in writing to assist the Lender to recover such Tax; or (ii) such Tax was applicable on the date such Lender or Administrative Agent became a party to this Agreement or, with respect to payments to a new Applicable Lending Office, the date such Lender designated such Applicable Lending Office; provided, however, that this clause (ii) shall not apply to (A) any Lender or new Applicable Lending Office that becomes a Lender or Applicable Lending Office as a result of an assignment or designation made at the request of a Borrower; provided further that this clause (ii) shall not apply to the extent the indemnity payment or other amount any transferee Lender, or a Lender through a new Applicable Lending Office, would be entitled to receive does not exceed the indemnity payment or other amount that the Lender making the assignment, or making the designation of such new Applicable Lending Office, would have been entitled to receive in the absence of such assignment or designation and (B) any Tax under the laws of any country other than the United States.

(h)   In the event that a Lender that originally provided such form as may be required under Section 2.18(f) thereafter ceases to qualify for complete exemption from United States withholding tax, such Lender may assign its interest under this Agreement to any Eligible Assignee in accordance with Section 9.6 and such Eligible Assignee shall be entitled to the same benefits under this Section 2.18 as the assignor provided that the rate of United States withholding tax (and the rate of any Taxes or Other Taxes) applicable to such Eligible Assignee shall not exceed the rate then applicable to the assignor.

(i)   The agreements in this Section 2.18 shall survive the termination of this Agreement and the payment of the Credit Party Obligations for a period of sixty (60) days after the Maturity Date for the Term Loan B.

(j)   With respect to any Loan or other Extension of Credit to the Dutch Borrower, if, as a result of a change in any Requirement of Law, any Lender or the Administrative Agent shall become entitled to payment pursuant to this Section 2.18, such Lender or the Administrative Agent shall, following the written request of the Dutch Borrower, provide documentation and, at the request and expense of the Dutch Borrower, take other actions reasonably necessary to obtain any available exemption from or reduction of the Taxes or Other Taxes resulting in such payments; provided, however, that such efforts shall not cause the imposition on such Lender of any additional costs that are not reimbursed by the Dutch Borrower or legal or regulatory burdens reasonably deemed by such Lender to be material.

Section 2.19   Indemnification; Nature of Issuing Lender's Duties.

(a)   In addition to its other obligations under Section 2.3, the Applicable Borrower hereby agrees to protect, indemnify, pay and save the Issuing Lender and each Revolving Lender harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable attorneys' fees) that the Issuing Lender or such Revolving Lender may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of any Letter of Credit for the account of such Borrower, or (ii) the failure of the Issuing Lender to honor a drawing under a Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority (all such acts or omissions, herein called "Government Acts").

(b)   As between any Applicable Borrower and the Issuing Lender and each Revolving Lender, such Applicable Borrower shall assume all risks of the acts, omissions or misuse of any Letter of Credit by the beneficiary thereof. Neither the Issuing Lender nor any Lender shall be responsible for: (i) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of any Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, that may prove to be invalid or ineffective for any reason; (iii) failure of the beneficiary of a Letter of Credit to comply fully with conditions required in order to draw upon a Letter of Credit; (iv) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher; (v) errors in interpretation of technical terms; (vi) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under a Letter of Credit or of the proceeds thereof; and (vii) any consequences arising from causes beyond the control of the Issuing Lender or any Revolving Lender, including, without limitation, any Government Acts. None of the above shall affect, impair, or prevent the vesting of the Issuing Lender's rights or powers hereunder.

(c)   In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by the Issuing Lender or any Revolving Lender, under or in connection with any Letter of Credit or the related certificates, if taken or omitted in the absence of gross negligence or willful misconduct, shall not put such Issuing Lender or such Revolving Lender under any resulting liability to a Borrower. It is the intention of the parties that this Credit Agreement shall be construed and applied to protect and indemnify the Issuing Lender and each Revolving Lender against any and all risks involved in the issuance of the Letters of Credit, all of which risks are hereby assumed by the Applicable Borrower, including, without limitation, any and all risks of the acts or omissions, whether rightful or wrongful, of any Government Authority. The Issuing Lender and the Revolving Lenders shall not, in any way, be liable for any failure by the Issuing Lender or anyone else to pay any drawing under any Letter of Credit as a result of any Government Acts or any other cause beyond the control of the Issuing Lender and the Revolving Lenders.

(d)   Nothing in this Section 2.19 is intended to limit the Reimbursement Obligation of the Applicable Borrower contained in Section 2.3(d) hereof. The obligations of any Applicable Borrower under this Section 2.19 shall survive the termination of this Credit Agreement. No act or omissions of any current or prior beneficiary of a Letter of Credit shall in any way affect or impair the rights of the Issuing Lender and the Revolving Lenders to enforce any right, power or benefit under this Credit Agreement.

(e)   Notwithstanding anything to the contrary contained in this Section 2.19, the Applicable Borrower shall have no obligation to indemnify the Issuing Lender or any Revolving Lender in respect of any liability incurred by the Issuing Lender or such Revolving Lender arising out of the gross negligence or willful misconduct of the Issuing Lender or such Revolving Lender, respectively, as determined by a court of competent jurisdiction.

Section 2.20   Administrative Borrower as Agent for the Dutch Borrower.

(a)   The Dutch Borrower hereby irrevocably appoints the Administrative Borrower as its borrowing agent and attorney–in–fact which appointment shall remain in full force and effect unless and until the Administrative Agent shall have received prior written notice signed by the Administrative Borrower that it has resigned such position. The Dutch Borrower hereby irrevocably appoints and authorizes the Administrative Borrower to (i) provide all notices and instructions under this Agreement and (ii) take such action as the Administrative Borrower deems appropriate on its behalf to obtain Loans and to exercise such other powers as are reasonably incidental thereto to carry out the purposes of this Agreement.

(b)   The Dutch Borrower hereby agrees to indemnify each Lender and the Administrative Agent and hold each Lender and the Administrative Agent harmless against any and all liability, expense, loss or claim of damage or injury, made against the Lenders and the Administrative Agent by the Dutch Borrower or any third party, arising from or incurred by reason of the Lenders' or the Administrative Agent's relying on any instructions of the Administrative Borrower on behalf of the Dutch Borrower, except that the Dutch Borrower will have no liability under this Section 2.20(b) with respect to any liability that has resulted solely from the gross negligence or willful misconduct of such Lender or the Administrative Agent, as determined by a court of competent jurisdiction.

Section 2.21   Obligations of Borrowers.

Notwithstanding anything in this Credit Agreement or in the other Credit Documents to the contrary (including, without limitation, Section 2.8, Section 2.12, Article XI and Article XII), the parties hereto acknowledge and agree that (a) each of the Borrowers, in its capacity as a Borrower hereunder, is not jointly and severally liable for the Credit Party Obligations of the other Borrower; provided that it is acknowledged and agreed that the Company has guaranteed the Credit Party Obligations of the Dutch Borrower pursuant to Article XI and that the Dutch Borrower has not guaranteed the Credit Party Obligations of the Company and (b) neither the Dutch Borrower nor Alliance AG shall be required to repay or prepay, or to guarantee, nor shall any amount paid by the Dutch Borrower or Alliance AG be applied to, any Credit Party Obligations of the Company.

Section 2.22   Parallel Debt.

(a)   Each Credit Party hereby irrevocably and unconditionally undertakes to pay to the Administrative Agent amounts equal to any amounts owing by such Credit Party to any Lender with respect to the Credit Party Obligations as and when those amounts become due for payment so that the Administrative Agent shall be the obligee of such covenant to pay and shall be entitled to claim performance thereof in its own name and on behalf of itself and not only as trustee, agent or representative acting on behalf of the Lenders.

(b)   Each Credit Party and the Administrative Agent acknowledge that the monetary obligations of each Credit Party to the Administrative Agent under Section 2.22(a) are and/or shall be several and are and/or shall be separate and independent from, and do and/or shall not in any way affect, the corresponding monetary obligations of such Credit Party to any Lender with respect to the Credit Party Obligations (such Credit Party's "Corresponding Debt") provided that:

(i)   the amounts for which such Credit Party is liable under Section 2.22(a) (such Credit Party's "Parallel Debt") shall be decreased to the extent that such Credit Party's Corresponding Debt has been irrevocably paid or (in the case of any guaranty obligations) discharged;

(ii)   the Corresponding Debt of such Credit Party shall be decreased to the extent that such Credit Party's Parallel Debt has been irrevocably paid or (in the case of guaranty obligations) discharged;

(iii)   the Parallel Debt of any Credit Party shall not exceed the Corresponding Debt of such Credit Party; and

(iv)   each Credit Party shall have the same defenses against the Parallel Debt which it has against the Corresponding Debt.

(c)   For purposes of this Section 2.22, the Administrative Agent acts in its own name and on behalf of itself and not as a trustee, agent or representative of any party hereto, and any claim made by the Administrative Agent in respect of the Parallel Debt shall not be held in trust. The security interests granted under the Security Documents to the Administrative Agent to secure the Parallel Debt is granted to the Administrative Agent in its capacity as creditor in respect of the Parallel Debt and shall not be held in trust.

(d)   All monies received or recovered by the Administrative Agent pursuant to this Section 2.22, and all amounts received or recovered by the Administrative Agent from or by the enforcement of any security interests granted to secure the Parallel Debt, shall be applied in accordance with Section 2.12.

(e)   Without limiting or affecting the Administrative Agent's rights against the Credit Parties (whether under this Section 2.22 or under any other provision of the Credit Documents), each Credit Party acknowledges that:

(i)   nothing in this Section 2.22 shall impose any obligation on the Administrative Agent to advance any sum to any Credit Party or otherwise under any Credit Document in its capacity as Administrative Agent; and

(ii)   for the purpose of any vote taken under any Credit Document, the Administrative Agent shall not have any participation or commitment in its capacity as Administrative Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

To induce the Lenders to enter into this Agreement and to make the Extensions of Credit herein provided for, each of the Credit Parties hereby represents and warrants to the Administrative Agent and to each Lender that:

Section 3.1   Financial Condition.

(a)   The consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2006 and the related consolidated statements of income, cash flows and stockholders' equity for the fiscal period then ended, reported on by Deloitte & Touche and set forth in the Company's 2006 Form 10-K(A), a copy of which has been delivered to each of the Lenders, fairly present, in conformity with GAAP, the consolidated financial position of the Company and its Subsidiaries as of such date and the consolidated results of operations and cash flows for such fiscal year. The Company and its Subsidiaries did not, as of March 31, 2006, have any material contingent obligation, contingent liability or liability for taxes, long-term lease or unusual forward or long-term commitment, which is not reflected in any of such financial statements or notes thereto.

(b)   The unaudited consolidated balance sheet of the Company and its Subsidiaries and the related unaudited consolidated statements of income, cash flows and stockholders' equity set forth in the Company's December 31, 2006 Form 10-Q, a copy of which has been delivered to each of the Lenders, fairly present, in conformity with GAAP applied on a basis consistent with the financial statements referred to in paragraph (a), the consolidated financial position of the Company and its Subsidiaries as of the date of such statements and the consolidated results of operations and cash flows for the fiscal year-to-date period then ended (subject to normal year-end adjustments).

(c)   The four-year projections of the Company and its Subsidiaries for the period beginning April 1, 2007 and ending March 31, 2011 made available to the Lenders prior to the date hereof have been prepared in good faith based upon reasonable assumptions at the time such projections were made.

Section 3.2   No Change.

Since March 31, 2006 there has been no development or event which has had or could reasonably be expected to have a Material Adverse Effect.

Section 3.3   Corporate Existence; Compliance with Law.

Each of the Credit Parties (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the requisite power and authority and the legal right to own and operate all its material property, to lease the material property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified to conduct business and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification except to the extent that the failure to so qualify or be in good standing could not, in the aggregate, reasonably be expected to have a Material Adverse Effect and (d) is in compliance with all Requirements of Law except to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.4   Corporate Power; Authorization; Enforceable Obligations; No Consents.

Each of the Credit Parties has full power and authority and the legal right to make, deliver and perform the Credit Documents to which it is party and has taken all necessary limited liability company or corporate action to authorize the execution, delivery and performance by it of the Credit Documents to which it is party. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the borrowings hereunder or with the execution, delivery or performance of any Credit Document by the Credit Parties (other than those which have been obtained) or with the validity or enforceability of any Credit Document against the Credit Parties. Each Credit Document to which it is a party has been duly executed and delivered on behalf of each of the Credit Parties, as the case may be. Each Credit Document to which it is a party constitutes a legal, valid and binding obligation of each of the Credit Parties, as the case may be, enforceable against such Credit Party, as the case may be, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

Section 3.5   No Legal Bar; No Default.

The execution, delivery and performance of the Credit Documents, the borrowings thereunder and the use of the proceeds of the Loans will not violate any Requirement of Law, any organizational document or any material Contractual Obligation of the Credit Parties or their Subsidiaries (except those as to which waivers or consents have been obtained or notices given), and will not result in, or require, the creation or imposition of any Lien on any of its or their respective properties or revenues pursuant to any Requirement of Law or Contractual Obligation, except as contemplated by this Agreement. Neither the Credit Parties nor any of their Subsidiaries is in default under or with respect to any of its Contractual Obligations in any respect which could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.

Section 3.6 **No Material Litigation.**

Except as set forth on <u>Schedule 3.6</u>, no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the best knowledge of the Credit Parties, threatened by or against any Credit Party or any of its Subsidiaries or against any of its or their respective properties or revenues (a) with respect to the Credit Documents or any Loan or any of the transactions contemplated hereby, or (b) which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

Section 3.7 **Investment Company Act; etc.**

No Credit Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Credit Party is subject to regulation under any federal or state statute or regulation limiting its ability to incur the Credit Party Obligations.

Section 3.8 **Margin Regulations.**

No part of the proceeds of any Loan hereunder will be used directly or indirectly for any purpose which violates, or which is inconsistent with, the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect. Each of the Borrowers and the Credit Parties and their Subsidiaries taken as a group do not own "margin stock" except as identified in the financial statements referred to in Section 3.1 and the aggregate value of all "margin stock" owned by such Borrower or by the Credit Parties and their Subsidiaries taken as a group does not exceed 25% of the value of its and their assets.

Section 3.9 **ERISA.**

Neither a Reportable Event nor an "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred during the five-year period prior to the date on which this representation is made or deemed made with respect to any Single Employer Plan, except to the extent that any such Reportable Event or "accumulated funding deficiency" would not reasonably be expected to have a Material Adverse Effect. Each Single Employer Plan is in compliance in all material respects with the applicable provisions of ERISA and the Code, except to the extent that any such occurrence or failure to comply would not reasonably be expected to have a Material Adverse Effect. No termination of a Single Employer Plan has occurred resulting in any liability that has remained underfunded, and no Lien in favor of the PBGC or a Single Employer Plan has arisen, during such five-year period which could reasonably be expected to have a Material Adverse Effect. The present value of all accrued benefits under each Single Employer Plan (based on those assumptions used to fund such Single Employer Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Single Employer Plan allocable to such accrued benefits by an amount which, as determined in accordance with GAAP, could reasonably be expected to have a Material Adverse Effect. Neither any Credit Party nor any Commonly Controlled Entity is currently subject to any liability for a complete or partial withdrawal from a Multiemployer Plan which could reasonably be expected to have a Material Adverse Effect.

Section 3.10 **Environmental Matters.**

(a)   The on-going operations of the Credit Parties and their Subsidiaries comply in all respects with all Environmental Laws, except such non-compliance which would not (if enforced in accordance with applicable law) result in liability in excess of $4,000,000 in the aggregate.

(b)   Except as specifically disclosed in Schedule 3.10, the Credit Parties and each of its Subsidiaries have obtained all licenses, permits, authorizations and registrations required under any Environmental Law ("Environmental Permits") and necessary for their respective ordinary course operations, no Governmental Authority responsible for such Environmental Permits has threatened to revoke, refuse to reissue or materially limit such Environmental Permits, and the Credit Parties and each of their Subsidiaries are in compliance with all material terms and conditions of such Environmental Permits.

(c)   Except as specifically disclosed in Schedule 3.10, none of the Credit Parties or their Subsidiaries or any of their respective present assets or operations, is subject to, any outstanding written order from, or agreement with, any Governmental Authority, nor subject to any judicial or docketed administrative proceeding, respecting any Environmental Law, Environmental Claim or Hazardous Material.

(d)   Except as specifically disclosed in Schedule 3.10, there are no Hazardous Materials or other conditions or circumstances existing with respect to any assets, or arising from operations prior to the Closing Date, of the Credit Parties, any of their Subsidiaries or any of their respective predecessors that would reasonably be expected to give rise to Environmental Claims with a potential liability to the Credit Parties and their Subsidiaries in excess of $2,000,000 in the aggregate for any such condition, circumstance or assets. In addition, (i) to the knowledge of the Credit Parties, neither the Credit Parties nor any of their Subsidiaries has any underground storage tanks (x) that are not properly registered or permitted under applicable Environmental Laws, or (y) that are leaking or disposing of Hazardous Materials, and (ii) to the extent required by applicable Environmental Law, the Credit Parties and their Subsidiaries have notified all of their employees of the existence, if any, of any health hazard arising from the conditions of their employment and have met all material notification requirements under all Environmental Laws.

Section 3.11 Use of Proceeds.

The proceeds of the Loans hereunder shall be used solely by the Borrowers to (i) pay fees and expenses in connection with the Credit Documents and (ii) provide funds for working capital, capital expenditures and other general corporate purposes of the Credit Parties and their Subsidiaries.

Section 3.12 Subsidiaries.

Set forth on Schedule 3.12 is a complete and accurate list of all Material Domestic Subsidiaries and Material Foreign Subsidiaries of the Company and the ownership thereof.

Section 3.13 Ownership.

Each of the Credit Parties is the owner of, and has good and marketable title to, all of its respective material assets, except as may be permitted pursuant Section 6.12 hereof, and none of such assets is subject to any Lien other than Permitted Liens.

Section 3.14 [Reserved].

Section 3.15 Taxes.

Each of the Credit Parties has filed, or caused to be filed, all tax returns (federal, state, local and foreign) required to be filed and paid (a) all amounts of taxes shown thereon to be due (including interest and penalties) and (b) all other taxes, fees, assessments and other governmental charges (including mortgage recording taxes, documentary stamp taxes and intangibles taxes) owing by it, except for such taxes (i) which are not yet delinquent or (ii) that are being contested in good faith and by proper proceedings, and against which adequate reserves are being maintained in accordance with GAAP. Neither any Credit Party nor any of its Subsidiaries is aware as of the Closing Date of any proposed tax assessments against them or any of their Subsidiaries which could reasonably be expected to have a Material Adverse Effect.

Section 3.16 Intellectual Property.

Each of the Credit Parties owns, or has the legal right to use, all patents, trademarks, tradenames, copyrights, technology, know-how and processes necessary for each of them to conduct its business as currently conducted. No claim has been asserted and is pending by any Person challenging or questioning the use of any such intellectual property or the validity or effectiveness of any such intellectual property, nor do the Credit Parties or any of their Subsidiaries know of any such claim, and, to the knowledge of the Credit Parties and their Subsidiaries, the use of such intellectual property by the Credit Parties and their Subsidiaries does not infringe on the rights of any Person, except for such claims and infringements that in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

Section 3.17   Solvency.

Each of the Borrowers is Solvent and the Company and its Subsidiaries, on a consolidated basis, are Solvent.

Section 3.18   Investments.

All Investments of each of the Credit Parties are Permitted Investments.

Section 3.19   No Burdensome Restrictions.

None of the Credit Parties or any of their Subsidiaries is a party to any agreement or instrument or subject to any other obligation or any charter or corporate restriction or any provision of any applicable law, rule or regulation which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 3.20   Brokers' Fees.

None of the Credit Parties or any of its Subsidiaries has any obligation to any Person in respect of any finder's, broker's, investment banking or other similar fee in connection with any of the transactions contemplated under the Credit Documents other than the closing and other fees payable pursuant to this Agreement and the Fee Letter and the issuance of the Senior Notes and Senior Subordinated Notes.

Section 3.21 Labor Matters.

There are no collective bargaining agreements or Multiemployer Plans covering the employees of the Credit Parties or any of their Subsidiaries as of the Closing Date, other than as set forth in Schedule 3.21 hereto, and none of the Credit Parties or any of their Subsidiaries (a) has suffered any strikes, walkouts, work stoppages or other material labor difficulty within the last five years, other than as set forth in Schedule 3.21 hereto or (b) has knowledge of any potential or pending strike, walkout or work stoppage.

Section 3.22   Accuracy and Completeness of Information.

All factual information heretofore, contemporaneously or hereafter furnished by or on behalf of the Credit Parties or any of their Subsidiaries to the Administrative Agent or any Lender for purposes of or in connection with this Agreement or any other Credit Document, or any transaction contemplated hereby or thereby, is or will be true and accurate in all material respects and not incomplete by omitting to state any material fact necessary to make such information not misleading. There is no fact now known to any Credit Party which has, or could reasonably be expected to have, a Material Adverse Effect which fact has not been set forth herein, in the financial statements of the Credit Parties furnished to the Administrative Agent and/or the Lenders, or in any certificate, opinion or other written statement made or furnished by a Credit Party or any of its Subsidiaries to the Administrative Agent and/or the Lenders.

Section 3.23   Material Contracts.

Schedule 3.23 sets forth a true, correct and complete list of all Material Contracts currently in effect. All of the Material Contracts are in full force and effect, and no material defaults currently exist thereunder.

Section 3.24   Senior Debt.

The Credit Party Obligations constitute "Senior Indebtedness", "Senior Secured Indebtedness" and/or "Designated Senior Indebtedness" (or any similar designation) under and as defined in any agreement governing any Subordinated Indebtedness (including, without limitation, the Senior Subordinated Indenture) and the subordination provisions set forth in each such agreement (or in any intercreditor agreement related thereto) are legally valid and enforceable against the Credit Parties party thereto. This Agreement constitutes a "Credit Facility" under the "Senior Indenture".

Section 3.25   Anti-Terrorism Laws.

Neither any Credit Party nor any of its Subsidiaries is an "enemy" or an "ally of the enemy" within the meaning of Section 2 of the Trading with the Enemy Act of the United States of America (50 U.S.C. App. §§ 1 *et seq.*), as amended. Neither any Credit Party nor any or its Subsidiaries is in violation of (a) the Trading with the Enemy Act, as amended, (b) any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto or (c) the Patriot Act. None of the Credit Parties (i) is a blocked person described in Section 1 of the Anti-Terrorism Order or (ii) to the best of its knowledge, engages in any dealings or transactions, or is otherwise associated, with any such blocked person.

Section 3.26   Compliance with OFAC Rules and Regulations.

None of the Credit Parties or any Subsidiary or Affiliate of the Credit Parties (a) is a Sanctioned Person, (b) has more than 15% of its assets in Sanctioned Countries, or (c) derives more than 15% of its operating income from investments in, or transactions with Sanctioned Persons or Sanctioned Countries. No part of the proceeds of any Extension of Credit hereunder will be used directly or indirectly to fund any operations in, finance any investments or activities in or make any payments to, a Sanctioned Person or a Sanctioned Country.

Section 3.27   Compliance with FCPA.

Except as set forth on Schedule 3.27, each of the Credit Parties and their Subsidiaries is in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, *et seq.*, and any foreign counterpart thereto. None of the Credit Parties and their Subsidiaries has made a payment, offering, or promise to pay, or authorized the payment of, money or anything of value (a) in order to assist in obtaining or retaining business for or with, or directing business to, any foreign official, foreign political party, party official or candidate for foreign political office, (b) to a foreign official, foreign political party or party official or any candidate for foreign political office, and (c) with the intent to induce the recipient to misuse his or her official position to direct business wrongfully to such Credit Party or its Subsidiary or to any other Person, in violation of the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, *et seq.*

ARTICLE IV

CONDITIONS PRECEDENT

Section 4.1 <u>**Conditions to Closing Date and Initial Loans.**</u>

This Agreement shall become effective upon, and the obligation of each Lender to make the initial Loans on the Closing Date is subject to, the satisfaction or waiver of the following conditions precedent:

(a) <u>Execution of Agreement</u>. The Administrative Agent shall have received (i) counterparts of this Agreement, executed by a duly authorized officer of each party hereto, (ii) a Revolving Note of each Borrower for the account of each Revolving Lender, (iii) a Swingline Note of each Borrower for the account of the Swingline Lender, (iv) a Term Loan B Note for the account of each Term Loan B Lender that requests a Term Loan B Note, and (v) all other Credit Documents, each in form and substance reasonably acceptable to the Administrative Agent in its sole discretion, in each case executed by a duly authorized officer of each party thereto.

(b) <u>Authority Documents</u>. The Administrative Agent shall have received the following, each in form and substance reasonably satisfactory to the Administrative Agent:

(i) <u>Organizational Documents</u>. Copies of the articles of incorporation or other organizational documents (or the foreign equivalent, if any), as applicable, of the Company, the Dutch Borrower and Alliance AG certified to be true and complete as of a recent date by the appropriate governmental authority of the state of its organization.

(ii) <u>Resolutions</u>. Copies of resolutions of the board of directors (or the foreign equivalent) of each Credit Party approving and adopting the Credit Documents, the transactions contemplated therein and authorizing execution and delivery thereof, certified by an officer of such Credit Party as of the Closing Date to be true and correct and in force and effect as of such date.

(iii) <u>Bylaws</u>. A copy of the bylaws (or the foreign equivalent, if any) of each Credit Party, if applicable, certified by an officer of such Credit Party as of the Closing Date to be true and correct and in force and effect as of such date.

(iv) <u>Good Standing</u>. Copies of (i) certificates of good standing, existence or its equivalent (if any) with respect to the Company, the Dutch

Borrower and Alliance AG certified as of a recent date by the appropriate governmental authorities of the state of incorporation and each other state in which the failure to so qualify and be in good standing could reasonably be expected to have a Material Adverse Effect on the business or operations of the Credit Parties in such state and (ii) to the extent available, a certificate indicating payment of all corporate franchise taxes certified as of a recent date by the appropriate governmental taxing authorities.

(v) <u>Incumbency</u>. An incumbency certificate or its equivalent (if any) of each Credit Party certified by a secretary or assistant secretary to be true and correct as of the Closing Date.

(c) <u>Legal Opinions of Counsel</u>. The Administrative Agent shall have received opinions of counsel for the Credit Parties, dated the Closing Date and addressed to the Administrative Agent and the Lenders, in form and substance acceptable to the Administrative Agent, which shall include, without limitation, an opinion that ii) each of the Credit Documents is enforceable under New York law or the chosen governing law of the applicable jurisdiction, and (ii) the execution, delivery and performance of the Credit Documents and the performance of the transactions therein will not violate any provision of the Company's or any Credit Party's corporate instruments.

(d) <u>Personal Property Collateral</u>. The Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent:

(i) searches of UCC filings in the state of incorporation or organization and the chief executive office of each of the Credit Parties that is pledging Collateral pursuant to the Pledge Agreements and each other jurisdiction as reasonably deemed necessary by the Administrative Agent;

(ii) UCC financing statements for each appropriate jurisdiction as is necessary, in the Administrative Agent's sole discretion, to perfect the Administrative Agent's security interest in the Collateral;

(iii) all stock or membership certificates, if any, evidencing the Capital Stock pledged to the Administrative Agent pursuant to the Pledge Agreements, together with duly executed in blank undated stock or transfer powers attached thereto;

(iv) all promissory notes, if any, evidencing loans and advances from the Company to Subsidiaries that are not Credit Parties, together with duly executed allonges or other endorsements attached thereto; and

(v) such local counsel opinions with respect to the Pledge Agreements and the perfection of security interests granted thereunder as the Administrative Agent may reasonably require.

(e)   Fees. The Administrative Agent shall have received all fees, if any, then due and owing pursuant to the Fee Letter and Section 2.6.

(f)   Litigation. There shall not exist any pending or, to the knowledge of a Responsible Officer of the Credit Parties, threatened litigation, investigation, injunction, order or claim affecting or relating to the Company or any of its Subsidiaries, this Agreement or the other Credit Documents that in the reasonable judgment of the Administrative Agent could materially adversely affect such Person, this Agreement or the other Credit Documents, or such Person's ability to perform their obligations under the Credit Documents, that has not been settled, dismissed, vacated, discharged or terminated prior to the Closing Date.

(g)   Account Designation Letter. The Administrative Agent shall have received the executed Account Designation Letter in the form of Schedule 1.1(a) hereto.

(h)   Consents. The Administrative Agent shall have received evidence that (i) all governmental, shareholder and material third party consents and approvals necessary in connection with the closing of the Credit Agreement have been obtained, (ii) all applicable waiting periods have expired without any action being taken by any authority or third party that could restrain, prevent or impose any material adverse conditions on such transactions or that could seek or threaten any of the foregoing and (iii) no law or regulation (including any requirement of the Securities Exchange Commission or other applicable regulatory authority), or event shall have occurred that, enjoins, restrains, restricts, sets aside or prohibits, or seeks to enjoin, restrain, restrict, set aside or prohibit, or impose materially adverse conditions upon, the consummation of the closing of the Credit Agreement.

(i)   Compliance with Laws. The Credit Documents and the financings contemplated thereby shall be in compliance with all applicable laws and regulations (including all applicable securities and banking laws, rules and regulations).

(j)   Bankruptcy. There shall be no bankruptcy or insolvency proceedings with respect to the Company or any of its Subsidiaries.

(k)   Material Adverse Effect. No material adverse change shall have occurred since March 31, 2006 in the business, assets, liabilities, condition (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole.

(l)   Financial Statements and Projections. The Administrative Agent shall have received copies of all of the financial statements and projections requested by the Agent (including, without limitation, the financial statements and projections referenced in Section 3.1), together with a detailed explanation of all management assumptions contained in such projections, each in form and substance reasonably satisfactory to the Administrative Agent.

(m)   Officer's Certificates. The Administrative Agent shall have received a certificate or certificates executed by a Responsible Officer of the Company as of the Closing Date stating that (i) no action, suit, investigation or proceeding is pending or threatened in any court or before any arbitrator or governmental instrumentality that purports to affect the Company or any of its Subsidiaries or the transactions contemplated by the Credit Documents, if such action, suit, investigation or proceeding could reasonably be expected to have a Material Adverse Effect and (ii) immediately after giving effect to this Agreement, the other Credit Documents and all the transactions contemplated therein to occur on such date, (A) each of the Credit Parties is Solvent, (B) no Default or Event of Default exists, (C) all representations and warranties contained herein and in the other Credit Documents are true and correct in all material respects, and (D) the Credit Parties are in compliance with each of the financial covenants set forth in Section 5.9. The foregoing compliance with the financial covenants shall be calculated on a pro forma basis after giving effect to the initial borrowings under this Agreement.

(n)   Termination of Existing Indebtedness. The Administrative Agent shall have received evidence satisfactory thereto that all existing Indebtedness of the Company and its Subsidiaries (other than Indebtedness that is permitted under Section 6.1) shall have been repaid in full and terminated or shall be paid in full and terminated simultaneously with the effectiveness of this Agreement, and all Liens securing such Indebtedness shall be released upon repayment in full of such Indebtedness.

(o)   Liability and Casualty Insurance. The Administrative Agent shall have received copies of insurance policies or certificates of insurance evidencing liability and casualty insurance meeting the requirements set forth herein or in the Security Documents.

(p)   Patriot Act Certificate. The Administrative Agent shall have received a certificate satisfactory thereto, for benefit of itself and the Lenders, provided by each of the Borrowers and Guarantors that sets forth information required by the Patriot Act including, without limitation, the identity of such Borrower and Guarantor, the name and address of such Borrower and Guarantor and other information that will allow the Administrative Agent or any Lender, as applicable, to identify such Borrower and Guarantor in accordance with the Patriot Act.

(q)   Additional Matters. All other documents and legal matters in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Administrative Agent and its counsel.

Section 4.2   Conditions to All Extensions of Credit.

The obligation of each Lender to make any Extension of Credit hereunder is subject to the satisfaction of the following conditions precedent on the date of making such Extension of Credit:

(a)   Representations and Warranties. The representations and warranties made by the Credit Parties herein, in the Security Documents or which are contained in any certificate furnished at any time under or in connection herewith (i) that contain a materiality qualification shall be true and correct on and as of the date of such Extension of Credit as if made on and as of such date (except to the extent such representations and warranties expressly relate to another date in which case such representations and warranties shall be true and correct as of such date) and (ii) that do not contain a materiality qualification shall be true and correct in all material respects on and as of the date of such Extension of Credit as if made on and as of such date (except to the extent such representations and warranties expressly relate to another date in which case such representations and warranties shall be true and correct as of such date).

(b)   No Default or Event of Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the Extension of Credit to be made on such date unless such Default or Event of Default shall have been waived in accordance with this Agreement.

(c)   Compliance with Commitments. Immediately after giving effect to the making of any such Extension of Credit (and the application of the proceeds thereof), (i) the sum of the aggregate principal amount of outstanding Revolving Loans plus outstanding Swingline Loans plus outstanding LOC Obligations shall not exceed the lesser of (A) the Revolving Committed Amount and (B) the Borrowing Base, (ii) the LOC Obligations shall not exceed the LOC Committed Amount, (iii) the Swingline Loans shall not exceed the Swingline Committed Amount and (iv) the aggregate principal amount of outstanding Revolving Loans and Swingline Loans made to the Company plus the outstanding Company LOC Obligations shall not exceed $150,000,000 at any time outstanding.

(d)   Cash and Cash Equivalents. No Revolving Loans and/or Swingline Loans shall be made if there is more than $110,000,000 of unrestricted cash and Cash Equivalents in the aggregate on the consolidated balance sheet of the Company and its Subsidiaries.

Each request for an Extension of Credit and each acceptance by the Borrower of any such Extension of Credit shall be deemed to constitute a representation and warranty by the Borrower as of the date of such Extension of Credit that the applicable conditions in subsections (a) – (d) of this Section have been satisfied.

ARTICLE V

AFFIRMATIVE COVENANTS

The Credit Parties hereby covenant and agree that on the Closing Date, and thereafter for so long as this Agreement is in effect and until the Commitments have terminated, no Note remains outstanding and unpaid and the Credit Party Obligations (other than Unasserted Obligations), together with interest, Commitment Fees and all other amounts owing to the

Administrative Agent or any Lender hereunder, are paid in full, the Borrowers shall, and shall cause each of their Subsidiaries (other than in the case of Sections 5.1, 5.2 or 5.7 hereof), to:

Section 5.1 **Financial Statements.**

Furnish to the Administrative Agent and each of the Lenders:

(a)   Annual Reports.

(i)   As soon as available and in any event within eighty (80) days after the end of each fiscal year of the Company commencing with the fiscal year ending March 31, 2007, a consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal year and the related consolidated statement of cash flows and the consolidated statements of income and stockholders' equity for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by an opinion on such consolidated statements of the Company by an Approved Accounting Firm which opinion shall state that each such consolidated financial statements present fairly the consolidated financial position of the Company and its Subsidiaries as of the date of such financial statements and their consolidated results of their operations and cash flows for the period covered by such financial statements in conformity with GAAP applied on a consistent basis (except for changes in the application of which such accountants concur) and shall not contain any "going concern" or like qualification or exception or qualifications arising out of the scope of the consolidated audit.

(ii)   As soon as available and in any event within eighty (80) days after the end of each fiscal year of the Company commencing with the fiscal year ending March 31, 2007, a consolidated and consolidating balance sheet of the Company and its Subsidiaries, and the related consolidated and consolidating statements of income, cash flows and stockholders' equity for such fiscal year, setting forth (in the case of consolidated statements) the consolidated figures in comparative form for the Company's previous fiscal year, all certified (subject to normal year-end audit adjustments) as complete and correct in all material respects by the Company's chief financial officer, treasurer or chief accounting officer.

(iii)   As soon as available and in any event within two hundred ten (210) days after the end of each fiscal year of Alliance AG commencing with the fiscal year ending March 31, 2007, the Swiss Franc Statutories of Alliance AG for such fiscal year (including a balance sheet and a statement of income), certified as complete and correct in all material respects by Alliance AG's chief financial officer, treasurer or chief accounting officer.

(b)   Quarterly Reports. As soon as available and in any event within forty-five (45) days after the end of each of the first three fiscal quarters, a consolidated and consolidating balance sheet of the Company and its Subsidiaries and the related consolidated and consolidating statements of income, cash flows and stockholders' equity for the portion of the Company's fiscal year ended at the end of such quarter, setting forth (in the case of consolidated statements) the consolidated figures in comparative form for the corresponding portion of the Company's previous fiscal year, all certified (subject to normal year-end audit adjustments) as complete and correct in all material respects by the Company's chief financial officer, treasurer or chief accounting officer.

(c)   Annual Budget Plan.   As soon as available, but in any event within sixty (60) days after the end of each fiscal year, a copy of the detailed annual operating budget or plan of the Company for such fiscal year on a quarter-by-quarter basis, in form and detail reasonably acceptable to the Administrative Agent and the Required Lenders, together with a summary of the material assumptions made in the preparation of such annual budget or plan.

The foregoing financial statements shall be complete and correct in all material respects (subject, in the case of interim statements, to normal recurring year-end audit adjustments) and to be prepared in reasonable detail and, in the case of the annual and quarterly financial statements provided in accordance with subsections (a) and (b) above, in accordance with GAAP (other than the Swiss Franc Statutories delivered pursuant to subsection (a)(v) above) applied consistently throughout the periods reflected therein and further accompanied by a description of, and an estimation of the effect on the financial statements on account of, a change, if any, in the application of accounting principles as provided in Section 1.3.

Section 5.2   Certificates; Other Information.

Furnish to the Administrative Agent and each of the Lenders:

(a)   concurrently with the delivery of the financial statements referred to in Section 5.1(a) above, a statement of the Approved Accounting Firm that reported on such statements (i) stating that their audit examination has included the reading of this Agreement and the Notes as they relate to financial or accounting matters, (ii) whether anything has come to their attention to cause them to believe that there existed on the date of such statements any Default or Event of Default under Section 5.9 and (iii) confirming the calculations set forth in the officer's certificate delivered simultaneously therewith pursuant to subsection (b) below;

(b)   concurrently with the delivery of the financial statements referred to in Sections 5.1(a)(i)-(iv) and 5.1(b) above, a certificate of a Responsible Officer of the Company (a "Compliance Certificate") stating that, to the best of such Responsible Officer's knowledge, each of the Credit Parties during such period observed or performed in all material respects all of its covenants and other agreements, and satisfied in all material respects every condition, contained in this Agreement to be observed, performed or satisfied by it, and that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and such certificate shall include the calculations in reasonable detail required to indicate compliance with Section 5.9 as of the last day of such period; provided that, concurrently with the delivery of the annual financial statements referred to in Sections 5.1(a)(i) and (ii), the Company shall also deliver a Compliance Certificate that updates the financial covenant calculations provided in the officer's certificate delivered pursuant to Section 4.1(n) utilizing the financial information set forth in such financial statements;

(c)   within forty-five (45) days after the end of the first three fiscal quarters and within eighty (80) days after the end of the fourth fiscal quarter, a Borrowing Base Certificate as of the end of the immediately preceding fiscal quarter, substantially in the form of Schedule 5.2(c), certified by a Responsible Officer of the Company to be true and correct as of the date thereof (a "Borrowing Base Certificate");

(d)   within forty-five (45) days after the end of each calendar month, a certificate of a Responsible Officer of the Company certifying the levels of Committed Inventories, Uncommitted Inventories and the gross inventories of the Company and its Subsidiaries, as of the last day of such calendar month;

(e)   promptly upon mailing thereof, copies of all reports (other than those otherwise provided pursuant to Section 5.1 and those which are of a promotional nature) and other financial information which the Company sends to its shareholders, and promptly upon the filing thereof, copies of all financial statements and non-confidential reports which the Company may make to, or file with the Securities and Exchange Commission or any successor or analogous Governmental Authority;

(f)   promptly upon issuance thereof, copies of all press releases and other statements made available generally by the Company or its Subsidiaries to the public concerning material developments in the results of operations, financial condition, business or prospects of the Company or its Subsidiaries;

(g)   promptly upon receipt thereof, a copy of any "material weakness letter" submitted by independent accountants to the Company or any of its Subsidiaries in connection with any annual, interim or special audit of the books of such Person;

(h)   promptly, such additional financial and other information as the Administrative Agent, at the request of and on behalf of any Lender, may from time to time reasonably request; and

(i)   promptly, but in no event later than three Business Days, after any change in the Debt Rating, notice of the new Debt Rating.

Section 5.3   Payment of Obligations.

Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, in accordance with industry and historical company practice (subject, where applicable, to specified grace periods) all its material monetary obligations (including, without limitation, all material taxes) of whatever nature and any additional costs that are imposed as a result of any failure to so pay, discharge or otherwise satisfy such obligations, except when the amount or validity of such obligations and costs is currently being contested in good faith by appropriate proceedings and reserves, if applicable, in conformity with GAAP with respect thereto have been provided on the books of the Borrowers or their Subsidiaries, as the case may be.

Section 5.4   Conduct of Business and Maintenance of Existence.

Except as otherwise permitted by Section 6.4, (a) continue to engage in business of the same general type as now conducted by it on the Closing Date, (b) preserve, renew and keep in full force and effect its existence as a corporation or limited liability company, as applicable, (c) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business except to the extent that failure to take such action could not, in the aggregate, reasonably be expected to have a Material Adverse Effect and (d) comply with all Contractual Obligations and Requirements of Law (including, without limitation, ERISA and rules and regulations thereunder and Environmental Laws) applicable to it except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.5   Maintenance of Property; Insurance.

(a)   Keep all material property useful and necessary in its business as then being conducted in good working order and condition (ordinary wear and tear and obsolescence excepted) except where failure to do so would not materially or adversely affect the use of such property; and

(b)   Maintain with financially sound and reputable insurance companies insurance on all its material property in at least such amounts and against at least such risks as are usually insured against in the same general area by companies engaged in the same or a similar business in such general area; and furnish to the Administrative Agent, upon written request, full information as to the insurance carried.

Section 5.6   Inspection of Property; Books and Records; Discussions.

Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its businesses and activities (including, without limitation, proper books and records with respect to the Material Local Credit Facilities); and permit, during regular business hours and upon reasonable notice by the Administrative Agent or any Lender, the Administrative Agent or any Lender to visit and inspect any of its properties and examine and make abstracts from any of its books and records (other than materials protected by the attorney-client privilege and materials which a Credit Party may not disclose without violation of a confidentiality obligation binding upon it) at any reasonable time and as often as may reasonably be desired, and to discuss the business, operations, properties and financial and other condition of the Credit Parties with officers and employees of the Credit Parties and with their independent certified public accountants. The Credit Parties shall maintain their fiscal reporting period on a March 31 fiscal year, and each Domestic Subsidiary shall maintain its respective fiscal reporting period on the present basis.

Section 5.7   Notices.

Give notice in writing to the Administrative Agent (which shall promptly transmit such notice to each Lender) of:

(a)   promptly, but in any event within two (2) Business Days, after any Responsible Officer of the Credit Parties knows of the occurrence of any Default or Event of Default;

(b)   promptly, any default or event of default under any Contractual Obligation of a Credit Party or any of their Subsidiaries which could reasonably be expected to have a Material Adverse Effect;

(c)   promptly, any litigation, or any investigation or proceeding (including, without limitation, any governmental or environmental proceeding) known to any Responsible Officer of the Credit Parties, affecting a Credit Party or any of its Subsidiaries which, if adversely determined, could reasonably be expected to have a Material Adverse Effect or which in any manner questions the validity of this Agreement, the Notes or any of the other transactions contemplated hereby or thereby, and give notice setting forth the nature of such pending or threatened action, suit or proceeding and such additional information as the Administrative Agent, at the request of any Lender, may reasonably request;

(d)   as soon as possible and in any event within thirty (30) days after any Responsible Officer of the Credit Parties knows or has reason to know thereof: (i) the occurrence or expected occurrence of any Reportable Event with respect to any Single Employer Plan, a failure to make any required contribution to a Single Employer Plan, the creation of any Lien in favor of the PBGC (other than a Permitted Lien) or a Single Employer Plan or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or any Credit Party or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the terminating, Reorganization or Insolvency of, any Plan;

(e)   concurrently with the delivery thereof, copies of all written notices as the Company shall send to the holders of the Senior Notes or the holders of the Senior Subordinated Notes; and

(f)   promptly, any other development or event which could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section shall be accompanied by a statement of a Responsible Officer of the Company setting forth details of the occurrence referred to therein and stating what action the Borrowers propose to take with respect thereto. In the case of any notice of a

Default or Event of Default, the Responsible Officer of the Company shall specify that such notice is a Default or Event of Default notice on the face thereof.

Section 5.8   Environmental Laws.

(a)   Comply in all material respects with, and ensure compliance in all material respects by all tenants and subtenants, if any, with, all applicable Environmental Laws and obtain and comply in all material respects with and maintain, and ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect;

(b)   Conduct and complete all investigations, studies, sampling and testing, and all remediation, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws except to the extent that the same are being contested in good faith by appropriate proceedings and the pendency of such proceedings could not reasonably be expected to have a Material Adverse Effect; and

(c)   Defend, indemnify and hold harmless the Administrative Agent and the Lenders, and their respective employees, agents, officers and directors, from and against any and all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature known or unknown, contingent or otherwise, arising out of, or in any way relating to the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Credit Parties or any of their Subsidiaries or their assets or properties, or any orders, requirements or demands of Governmental Authorities related thereto, including, without limitation, reasonable attorney's and consultant's fees, investigation and laboratory fees, response costs, court costs and litigation expenses, except to the extent that any of the foregoing arise out of the gross negligence or willful misconduct of the party seeking indemnification therefor. The agreements in this paragraph shall survive repayment of the Notes and all other amounts payable hereunder.

Section 5.9   Financial Covenants.

Commencing on the day immediately following the Closing Date, the Credit Parties shall comply with the following financial covenants:

(a)   Minimum Consolidated Interest Coverage Ratio. Maintain at all times a Consolidated Interest Coverage Ratio of not less than the following:

Period	Ratio
Closing Date through and including December 31, 2007	1.55 to 1.00
January 1, 2008 and thereafter	1.70 to 1.00

(b)   Maximum Consolidated Leverage Ratio.   Maintain at all times a Consolidated Leverage Ratio of not more than the following:

Period	Ratio
Closing Date through and including September 30, 2007	6.25 to 1.00
October 1, 2007 through and including December 31, 2007	6.00 to 1.00
January 1, 2008 through and including March 31, 2008	5.75 to 1.00
April 1, 2008 through and including June 30, 2008	5.50 to 1.00
July 1, 2008 through and including September 30, 2008	5.25 to 1.00
October 1, 2008 through and including December 31, 2008	5.00 to 1.00
January 1, 2009 through and including March 31, 2009	4.50 to 1.00
April 1, 2009 and thereafter	4.0 to 1.00

(c)   Maximum Consolidated Total Senior Debt to Borrowing Base Ratio. Maintain at all times a Consolidated Total Senior Debt to Borrowing Base Ratio of not more than the following:

Period	Ratio
Closing Date through and including March 31, 2007	0.90 to 1.00
April 1, 2007 through and including March 31, 2008	0.85 to 1.00
April 1, 2008 and thereafter	0.80 to 1.00

provided that if the Company's Consolidated Leverage Ratio is less than 4.00 to 1.0 for two (2) consecutive fiscal quarters, the calculation of the Consolidated Total Senior Debt to Borrowing Base Ratio shall not be required hereunder at any time thereafter when the Company's Consolidated Leverage Ratio remains less than 4.00 to 1.00.

(d)   Maximum Consolidated Capital Expenditures.   Consolidated Capital Expenditures shall not exceed $40,000,000 during any fiscal year of the Company.

Section 5.10 Additional Guarantors.

(a)   Subject to the terms of Section 5.12(a), the Company will cause any Domestic Subsidiary or any other Person that becomes a Material Domestic Subsidiary after the Closing Date to promptly become a Domestic Guarantor hereunder by way of execution of a Joinder Agreement. To the extent any Domestic Subsidiary of the Company or any other Person is or becomes a guarantor with respect to the Senior Notes or the Senior Subordinated Notes, but is not a Domestic Guarantor hereunder, the Company will cause such Domestic Subsidiary or Person to simultaneously become a Domestic Guarantor hereunder by way of execution of a Joinder Agreement.

(b)   At such time as the value of the total assets (as determined in accordance with GAAP) of all Domestic Subsidiaries (other than the Material Domestic Subsidiaries which are Domestic Guarantors hereunder) exceeds 10% of Consolidated Total Assets, the Company shall notify the Administrative Agent of same and, upon the request of the Administrative Agent, cause one or more Domestic Subsidiaries, as requested by the Administrative Agent, to promptly become a Domestic Guarantor hereunder by way of execution of a Joinder Agreement.

Section 5.11 Pledged Assets.

(a)   The Company and its Domestic Subsidiaries will cause 100% of the Capital Stock of each Material Domestic Subsidiary and 65% of the Capital Stock of each first-tier Material Foreign Subsidiary to be subject at all times to a first priority, perfected Lien in favor of the Administrative Agent for the ratable benefit of the Secured Parties pursuant to the terms and conditions of the Security Documents or such other security documents as the Administrative Agent shall reasonably request.

(b)   The Dutch Borrower and Alliance AG will cause 100% of the Capital Stock of each of their respective direct or indirect Material Foreign Subsidiaries to be subject at all times to a first priority, perfected Lien in favor of the Administrative Agent for the ratable benefit of the Secured Parties to secure the Dutch Borrower's obligations pursuant to the terms and conditions of the Security Documents or such other security documents as the Administrative Agent shall reasonably request.

(c)   The Company will (i) cause each loan or advance on or after the Closing Date by the Company to a Subsidiary that is not a Credit Party to be evidenced by a promissory note, (ii) deliver such promissory note to the Administrative Agent, together with an appropriate allonge or other endorsement reasonably satisfactory to the Administrative Agent, and (iii) execute such Security Documents in connection with the pledge of such promissory note as the Administrative Agent may reasonably request.

(d)   Each Credit Party shall take such action at its own expense as reasonably requested by the Administrative Agent to ensure that the Administrative Agent has a first priority perfected Lien (subject to Permitted Liens) to secure the Credit Party Obligations in (i) all accounts receivable of the Company and the Domestic Guarantors and (ii) all inventory of the Company and the Domestic Guarantors (other than Excluded Inventory).

Section 5.12   Post-Closing Covenant.

Within thirty (30) days after the Closing Date (or such extended period of time as agreed to by the Administrative Agent in its reasonable discretion), the Company shall deliver to the Administrative Agent an executed copy of each Foreign Pledge Agreement that is not delivered on or before the Closing Date pursuant to Section 4.1, together with any stock certificates and stock powers related thereto and such opinions of counsel and other documentation as the Administrative Agent may reasonably require, in each case in form and substance reasonably satisfactory to the Administrative Agent.

ARTICLE VI

NEGATIVE COVENANTS

The Credit Parties hereby covenant and agree that on the Closing Date, and thereafter for so long as this Agreement is in effect and until the Commitments have terminated, no Note remains outstanding and unpaid and the Credit Party Obligations (other than Unasserted Obligations), together with interest, Commitment Fees and all other amounts owing to the Administrative Agent or any Lender hereunder, are paid in full that:

Section 6.1   Indebtedness.

Each of the Credit Parties will not, nor will it permit any Subsidiary to, contract, create, incur, assume or permit to exist any Indebtedness or any Hedging Agreement, except:

(a)   Indebtedness arising or existing under this Credit Agreement and the other Credit Documents;

(b)   Indebtedness of the Credit Parties and their Subsidiaries existing as of the Closing Date as referenced in Schedule 6.1, and renewals, refinancings or extensions thereof in a principal amount not in excess of that outstanding as of the date of such renewal, refinancing or extension and on terms not materially less favorable to the applicable Credit Party or Subsidiary;

(c)   (i) Indebtedness of the Credit Parties and their Subsidiaries incurred after the Closing Date consisting of Capital Leases; provided that (A) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing and (B) the total amount of all such Indebtedness shall not exceed $5,000,000 at any time outstanding, and (ii) Indebtedness of the Credit Parties and their Subsidiaries incurred after the Closing Date consisting of Indebtedness incurred to provide all or a portion of the purchase price or cost of construction of an asset; provided that (A) such Indebtedness when incurred shall not exceed the purchase price or cost of construction of such asset, (B) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing and (C) the total amount of all such Indebtedness shall not exceed $5,000,000 at any time outstanding;

(d)   Unsecured intercompany Indebtedness among the Credit Parties and their Subsidiaries; provided that any such Indebtedness shall be (i) fully subordinated to the Credit Party Obligations hereunder on terms reasonably satisfactory to the Administrative Agent and (ii) in the case of loans from the Company to any of its Subsidiaries on or after the Closing Date, evidenced by promissory notes which shall be pledged to the Administrative Agent as Collateral for the Credit Party Obligations;

(e)   Indebtedness and obligations owing under Secured Hedging Agreements and other Hedging Agreements entered into in order to manage existing or anticipated interest rate, exchange rate or commodity price risks and not for speculative purposes;

(f)   Indebtedness and obligations of the Credit Parties owing under documentary letters of credit for the purchase of goods or other merchandise (but not under standby, direct pay or other letters of credit except for the Letters of Credit hereunder) generally;

(g)   (i) Indebtedness in respect of OECD accounts receivable financings with recourse against the Credit Parties in an aggregate amount not to exceed $50,000,000 and (ii) non-OECD accounts receivable financings with recourse against the Credit Parties in an aggregate amount not to exceed $50,000,000;

(h)   Indebtedness in respect of the Senior Notes in an aggregate principal amount not to exceed $465,000,000 and the Senior Subordinated Notes in an aggregate principal amount not to exceed $100,000,000, and renewals, refinancings, restatements, replacements or extensions of the foregoing in a principal amount not in excess of that outstanding as of the date of such renewal, refinancing or extension (plus the amount of reasonable fees and expenses relating thereto, including, without limitation, contractual or market rate call or tender premiums) and on terms substantially similar to the Senior Notes and the Senior Subordinated Notes, respectively, or no less favorable to the Company and the Lenders

(i)   Guaranty Obligations permitted under Section 6.3;

(j)   Indebtedness in respect of sale leaseback transactions permitted under Section 6.12;

(k)   Indebtedness owing under overdraft facilities in connection with cash management arrangements; and

(l)   additional Indebtedness that in the aggregate does not exceed, (i) for the Company and its Domestic Subsidiaries, $30,000,000 and (ii) for Foreign Subsidiaries, the sum of $600,000,000; provided that, after giving effect on a Pro Forma Basis to the incurrence or assumption of any such Indebtedness and to the concurrent retirement of any other Indebtedness of the Credit Parties or any of their Subsidiaries, no Default or Event of Default shall exist.

Section 6.2   Liens.

Each of the Credit Parties will not, nor will it permit any Subsidiary to, contract, create, incur, assume or permit to exist any Lien with respect to any of its property or assets of any kind (whether real or personal, tangible or intangible), whether now owned or hereafter acquired, except for the following (each a "Permitted Lien"):

(a)   Liens created by or otherwise existing under or in connection with this Credit Agreement or the other Credit Documents in favor of the Lenders or the Administrative Agent on behalf of the Lenders;

(b)   Liens existing on the Closing Date and set forth on Schedule 6.2 (other than Liens on assets of Foreign Subsidiaries securing foreign lines of credit of such Foreign Subsidiaries);

(c)   purchase money Liens on any capital asset of a Credit Party or a Subsidiary if such purchase money Lien attaches to such capital asset concurrently with the acquisition thereof and if the Indebtedness secured thereby does not exceed the lesser of the cost or fair market value as of the time of acquisition of the asset covered thereby by such Credit Party or such Subsidiary; provided, that the aggregate amount of indebtedness (excluding any Indebtedness permitted under clause (a) above), secured by all such Liens does not exceed $5,000,000 in the aggregate at any one time outstanding; and provided further, that no such Lien shall extend to or cover any property or asset of such Credit Party or such Subsidiary other than the related property or asset (including accessions thereto and proceeds thereof, to the extent provided in the security agreement creating such Lien);

(d)   Liens (not securing Indebtedness) which are incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance, old-age pensions, social security and public liability laws and similar legislation;

(e)   Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of Indebtedness), statutory obligations, and other obligations of like nature, incurred as an incident to and in the ordinary course of business;

(f)   Liens securing taxes, assessments or charges or levies of any Governmental Authority or the claims of growers, materialmen, mechanics, carriers, warehousemen, landlords and other like Persons; provided, that (i) with respect to Liens securing taxes, such taxes are not yet due and payable, (ii) with respect to Liens securing claims or demands of growers, materialmen, mechanics, carriers, warehousemen, landlords and the like, such Liens are inchoate and unfiled and no other action has been taken to enforce the same and

(iii) with respect to taxes, assessments or charges or levies of any Governmental Authority secured by such Liens, payment thereof is not at the time required by Section 5.3;

(g) zoning restrictions, easements, licenses, reservations, covenants, conditions, waivers, restrictions on the use of property or other minor encumbrances or irregularities of title which do not materially impair the use of any material property in the operation of the business of a Credit Party or any Subsidiary or the value of such property for the purpose of such businesses or which are being contested in good faith by appropriate proceedings;

(h) attachment, judgment or similar Liens arising in connection with court proceedings; provided, that the execution or other enforcement of such Liens is effectively stayed, the claims secured thereby are being actively contested in good faith by appropriate proceedings and the applicable Credit Party or Subsidiary shall have set aside on its books, if required by GAAP, appropriate reserves for such Liens;

(i) any Lien existing on any asset of any Person at the time such Person becomes a Subsidiary and not created in contemplation of such event;

(j) any Lien on any asset of any Person existing at the time such Person is merged or consolidated with or into a Credit Party or a Subsidiary and not created in contemplation of such event;

(k) any Lien existing on any asset prior to the acquisition thereof by a Credit Party or a Subsidiary and not created in contemplation of such event;

(l) Liens given to secure Indebtedness owing to life insurance companies (or affiliates thereof) issuing life insurance policies in connection with Split-Dollar Programs, incurred to finance non-scheduled premiums paid by a Credit Party or its Subsidiaries under such policies pursuant to Split-Dollar Agreements executed in connection with the Split-Dollar Program which Indebtedness does not exceed $40,000,000 in the aggregate, provided that in connection with any Split-Dollar Program such Liens shall be limited to such Credit Party's or such Subsidiary's right, title and interest in and to (A) the Split-Dollar Agreement and the Split-Dollar Assignment executed in connection with such Split-Dollar Program and (B) the policy of life insurance assigned to such Credit Party or such Subsidiary as collateral pursuant to such Split-Dollar Assignment;

(m) any Lien on the assets of a Foreign Subsidiary securing foreign lines of credit of the Foreign Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $150,000,000; provided that the aggregate principal amount of foreign lines of credit of the Dutch Borrower and Alliance AG subject to a Lien contemplated by this Section 6.2(m) shall not exceed $20,000,000 in the aggregate and shall only consist of Liens incurred by the Dutch Borrower and Alliance AG through the merger of a Foreign Subsidiary with, or the sale, lease or other transfer of all or any substantial part of the assets of a Foreign Subsidiary to, the Dutch Borrower or Alliance AG;

(n)   any Lien on accounts receivable arising from transactions permitted by Section 6.1(g);

(o)   any Lien securing any obligations and liabilities arising under or in connection with any cash management arrangements entered into prior to, on or after the Closing Date, including, without limitation, any netting or set-off system for the calculation of interest with respect to debit balances and credit balances under such arrangements; provided that the assets subject to any such Lien shall be limited to the assets held from time to time at the financial institution providing such cash management arrangements;

(p)   any Lien arising out of the refinancing, extension, renewal, replacement or refunding of any Indebtedness secured by any Lien permitted by any of the foregoing paragraphs of this Section 6.2; provided, that the principal amount of such Indebtedness is not increased and such Indebtedness is not secured by any additional assets;

(q)   Liens in favor of a Hedging Agreement Provider in connection with a Secured Hedging Agreement, but only if such Hedging Agreement Provider and the Administrative Agent, on behalf of the Lenders, shall share pari passu in the collateral subject to such Liens; and

(r)   Liens not otherwise permitted by the foregoing paragraphs of this Section 6.2 securing Indebtedness in an aggregate principal amount at any time outstanding not to exceed $10,000,000.

Section 6.3   Guaranty Obligations.

Each of the Credit Parties will not, nor will it permit any Subsidiary to, create, assume or suffer to exist any Guaranty Obligation, other than (a) Guaranty Obligations which are incurred in the ordinary course of business for the purpose of carrying unsold tobacco inventories held against Confirmed Orders, (b) other Guaranty Obligations incurred in the ordinary course of business with respect to Uncommitted Inventories permitted pursuant to the terms of Section 6.14 in an aggregate amount not to exceed the amount of such Uncommitted Inventories, (c) short term and long term Guaranty Obligations of Foreign Subsidiaries with respect to credit facilities provided to farmer suppliers of such Foreign Subsidiaries in an amount not to exceed $400,000,000 in the aggregate at any time outstanding; provided that (i) no more than $160,000,000 of such Guaranty Obligations may have a maturity that is greater than 365 days and (ii) such Guaranty Obligations are supported by the obligations of such farmer suppliers to deliver tobacco to the Company and its Subsidiaries, (d) Guaranty Obligations of the Guarantors pursuant to this Agreement, (e) Guaranty Obligations of the Guarantors of the Company's obligations under the Senior Indenture and the Senior Notes, (f) Guaranty Obligations of the Guarantors of the Company's obligations under the Senior Subordinated Indenture and the Senior Subordinated Notes, (g) Guaranty Obligations which are incurred in the ordinary course of business with respect to the Credit Parties' and their Subsidiaries' (i) cash management arrangements in an aggregate original principal amount not to exceed $13,000,000 at any time outstanding and (ii) employee credit card obligations for business travel and entertainment and other related expenses in an aggregate amount not to exceed $375,000 at any time outstanding and (h) other Guaranty Obligations incurred in the ordinary course of business so long the aggregate amount of all Guaranty Obligations under this clause (h) does not at any time exceed $125,000,000; provided, however, neither the Dutch Borrower nor Alliance AG shall be permitted to incur Guaranty Obligations pursuant to Sections 6.3(a) – (c).

Section 6.4   **Consolidation, Merger, Sale or Purchase of Assets, etc.**

Each of the Credit Parties will not, nor will it permit any Subsidiary to,

(a)   dissolve, liquidate or wind up its affairs, sell, transfer, lease or otherwise dispose of its property or assets or agree to do so at a future time except the following, without duplication, shall be expressly permitted:

(i)   Specified Sales;

(ii)   the sale, transfer, lease or other disposition of property or assets (A) to an unrelated party not in the ordinary course of business (other than Specified Sales), where and to the extent that they are the result of a Recovery Event or (B) the sale, lease, transfer or other disposition of machinery, parts and equipment no longer used or useful in the conduct of the business of the Credit Parties or any of their Subsidiaries, as appropriate, in its reasonable discretion;

(iii)   the sale, lease or transfer of property or assets (at fair value) from any Subsidiary other than a Material Domestic Subsidiary or a Pledged Foreign Subsidiary to a Borrower or another Subsidiary;

(iv)   the sale, lease or transfer of property or assets (at fair value) between the Company and any Domestic Guarantor;

(v)   the sale, lease or transfer of property or assets (at fair value) from a Credit Party other than the Borrowers to another Credit Party;

(vi)   the sale, lease, transfer or other disposition of property or assets (at fair value) between or among the Dutch Borrower, Alliance AG and the Pledged Foreign Subsidiaries;

(vii)   the dissolution, liquidation or winding up of a Foreign Subsidiary or a Domestic Subsidiary other than a Material Domestic Subsidiary or a Pledged Foreign Subsidiary;

(viii)   (A) the sale of accounts receivable in accordance with the terms of Section 6.1(g) and (B) the sale of accounts receivable arising from sales of tobacco, which accounts receivable are sold pursuant to a factoring arrangement without recourse;

(ix)   so long as no Default or Event of Default shall have occurred and be continuing, the sale, lease transfer or other disposition of all or any portion of the Italy Division and the Wool Division;

(x)   so long as no Default or Event of Default shall have occurred and be continuing, the sale, lease or transfer of obsolete, worn out, surplus, redundant or excess property or assets (other than machinery, parts and equipment disposed of in accordance with clause (ii) above), or agreement to do so at a future time; provided that so long as the Term Loan B is outstanding, the proceeds of any such sale, lease or transfer shall not be reinvested but shall be used to prepay the Loans in accordance with Section 2.8(b)(ii); and

(xi)   so long as no Default or Event of Default shall have occurred and be continuing, the sale, lease or transfer of additional property or assets, or agreement to do so at a future time in an amount not to exceed $15,000,000 in the aggregate in any fiscal year.

(b)   purchase, lease or otherwise acquire (in a single transaction or a series of related transactions) the property or assets of any Person (other than purchases or other acquisitions of inventory, leases, materials, property and equipment in the ordinary course of business), except as permitted pursuant to Section 6.4(a), and 6.5.

(c)   Notwithstanding the provisions in Section 6.4(a) and 6.4(b), merge with or into any other Person, except that the following shall be permitted:

(i)   a Borrower may merge with another Person if (A) such Borrower is the corporation surviving such merger, (B) if such merger involves a Person that is not a Subsidiary, such merger is a Permitted Acquisition and (C) immediately after giving effect to such merger on a Pro Forma Basis, no Default or Event of Default shall have occurred and be continuing;

(ii)   any Subsidiary may merge with or into, or sell, lease or otherwise transfer all or any substantial part of its assets to the Company or to another Subsidiary (determined immediately thereafter); provided that (A) if such merger, sale, lease or other transfer involves a Borrower, such Borrower shall be the surviving entity, (B) if such merger, sale, lease or other transfer involves a Guarantor (but not a Borrower), such Guarantor shall either be the surviving entity or the surviving entity shall become an Additional Credit Party in connection therewith, (C) if such merger, sale, lease or other transfer involves a Pledged Foreign Subsidiary, either the surviving entity shall be a Pledged Foreign Subsidiary or the Capital Stock of the surviving entity shall be pledged to the Administrative Agent in connection therewith pursuant to a Pledge Agreement on terms reasonably satisfactory to the Administrative Agent, (D) immediately after giving effect to such merger, sale, lease or other transfer on a Pro Forma Basis, no Default or Event of Default shall have occurred and be continuing and (E) if such merger, sale, lease or other transfer involves a Person that is not a Subsidiary immediately prior to the consummation of such transaction, such merger, sale, lease or other transfer shall qualify as a Permitted Acquisition; <u>provided</u> further that (1) neither the Dutch Borrower nor Alliance AG shall merge with or into the Company and (2) the Dutch Borrower and Alliance AG shall not merge with or into each other; and

(iii)   any Material Domestic Subsidiary may merge with another Person in connection with a Permitted Acquisition if (A) such Material Domestic Subsidiary is the surviving corporation and (B) following such Acquisition, the Company shall retain, directly or indirectly, a proportionate equity interest in such Material Domestic Subsidiary equal to or greater than the Company's equity interest immediately prior to such Acquisition.

Section 6.5   <u>Acquisitions, Advances, Investments and Loans.</u>

Each of the Credit Parties will not, nor will it permit any Subsidiary to, directly or indirectly, make any Acquisition or Investment, except for (each of the following, a "<u>Permitted Investment</u>"):

(a)   any Acquisition (other than a Hostile Acquisition) or Investment for consideration consisting of cash or Cash Equivalents, common stock of the Company (valued at the market value thereof as of the date of the issuance thereof), other securities or properties of a Credit Party or any Subsidiary (valued in good faith by the Board of Directors of the Company), the assumption of any Indebtedness (valued at the principal amount thereof), any other consideration (valued in good faith by the board of directors of the Company) or any combination of the foregoing; <u>provided</u> that (i) the aggregate value of all such consideration for all Acquisitions and Investments of the Credit Parties and their Subsidiaries made during any fiscal year shall not exceed 10% of Consolidated Tangible Net Worth as of the most recent fiscal year end with respect to which the Administrative Agent and the Lenders shall have received the financial statements referred to in Section 5.1(a)(i), and (ii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9(a)-(c) of the Existing Credit Agreement for such fiscal quarter end; <u>provided</u> <u>further</u> that in the case of any Acquisition involving an aggregate purchase price (including cash and non-cash consideration) in excess of $10,000,000, the Company shall have delivered to the Administrative Agent a certificate of the Company's chief financial officer, treasurer or chief accounting officer containing calculations that demonstrate that after giving effect to such Acquisition on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9;

(b)   Investments consisting of cash or Cash Equivalents;

(c)   Investments in Persons evidencing the deferred purchase price receivable of assets sold, leased or otherwise transferred in accordance with Section 6.4;

(d)   Investments in the Company and its Subsidiaries (including, without limitation, the intercompany loans permitted by Section 6.1(d));

(e)   loans and advances in the ordinary course of its business to officers and employees of a Credit Party or any Subsidiary in an aggregate outstanding principal amount not to exceed $3,000,000;

(f)   loans and advances to growers and other suppliers of tobacco (including Affiliates) in the ordinary course of its business in an aggregate outstanding principal amount consistent with past practice of the Borrowers;

(g)   Guaranty Obligations permitted by Sections 6.1 and 6.3;

(h)   Investments made by any Foreign Subsidiary in the ordinary course of such Person's business, in connection with the financing of international trading transactions, in export notes, trade credit assignments, bankers' acceptances, guarantees and instruments of a similar nature issued by (i) any commercial bank or trust company (or any Affiliate thereof) organized under the laws of the United States or any state having capital and surplus in excess of $100,000,000 or (ii) any international bank organized under the laws of any country which is a member of the OECD or a political subdivision of any such country, and having a combined capital and surplus of at least $100,000,000; and

(i)   Transfers of interests in Foreign Subsidiaries to the extent permitted under Section 6.4.

Section 6.6   Transactions with Affiliates.

Except as permitted in Section 6.5(e), each of the Credit Parties will not, nor will it permit any Subsidiary to, enter into any transaction or series of transactions, whether or not in the ordinary course of business, with any officer, director, shareholder or Affiliate other than on terms and conditions substantially as favorable as would be obtainable in a comparable arm's-length transaction with a Person other than an officer, director, shareholder or Affiliate.

Section 6.7   Ownership of Subsidiaries; Restrictions.

Except as expressly permitted by this Agreement and subject to Section 5.10, each of the Credit Parties will not, nor will it permit any Subsidiary to, make any changes in its equity capital structure (including in the terms of its outstanding Capital Sock) that would reduce or impair the consolidated equity capital of the Credit Parties and their Subsidiaries immediately thereafter, or amend their certificates of incorporation, by-laws, operating agreements, limited liability company agreements, partnership agreements or other charter documents in any respect which is adverse to the interests of the Lenders; provided that, nothing herein shall limit or impair the right or ability of the Credit Parties or any of their Subsidiaries to issue Capital Stock.

Section 6.8   **Fiscal Year; Changes in Capital Structure or Organizational Documents; Material Contracts; Changes to Business of Alliance AG.**

Each of the Credit Parties will not, nor will it permit any Subsidiary to, change its fiscal year. Except as expressly permitted by this Agreement, each of the Credit Parties will not, nor will it permit any Subsidiary to, make any material changes in its equity capital structure (including in the terms of its outstanding Capital Stock) that would reduce or impair the consolidated equity capital of the Credit Parties and their Subsidiaries immediately thereafter and each of the Credit Parties will not, nor will it permit any Subsidiary to, materially amend, modify or change its articles of incorporation or limited liability company operating agreement, as applicable (or corporate charter or other similar organizational document) or bylaws (or other similar document) without the prior written consent of the Required Lenders, which consent shall not be unreasonably withheld. Each of the Credit Parties will not, nor will it permit any Subsidiary to, without the prior written consent of the Administrative Agent, amend, modify, cancel or terminate or extend or permit the amendment, modification, cancellation or termination of any of the Material Contracts, except in the event that such amendments, modifications, cancellations or terminations could not reasonably be expected to have a Material Adverse Effect. The Company will not, nor will it permit Alliance AG to, alter the business of Alliance AG in a manner such that Alliance AG is no longer the primary trading entity for the Foreign Subsidiaries.

Section 6.9   **Limitation on Restricted Actions.**

Each of the Credit Parties will not, nor will it permit any Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Person to (a) pay dividends or make any other distributions to any Credit Party or any Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness or other obligation owed to any Credit Party or any Subsidiary, (c) make loans or advances to any Credit Party or any Subsidiary, (c) sell, lease or transfer any of its properties or assets to any Credit Party or any Subsidiary, or (e) act as a Guarantor and pledge its assets pursuant to the Credit Documents or any renewals, refinancings, exchanges, refundings or extension thereof, <u>except</u> (in respect of any of the matters referred to in clauses (a)-(d) above) for such encumbrances or restrictions existing under or by reason of (i) this Agreement and the other Credit Documents, (ii) applicable law, (iii) any document or instrument governing Indebtedness incurred pursuant to Section 6.1(c); <u>provided</u> that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (iv) the Senior Indenture and the Senior Subordinated Indenture, as each of the foregoing are in effect on the Closing Date or (v) any Permitted Lien or any document or instrument governing any Permitted Lien; <u>provided</u> that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien.

Section 6.10   **Restricted Payments.**

Each of the Credit Parties will not, nor will it permit any Subsidiary to, directly or indirectly, declare, order, make or set apart any sum for or pay any Restricted Payment, except (a) to make dividends payable solely in the same class of Capital Stock of such Person, (b) to make dividends or other distributions payable to any Credit Party or any Subsidiary (directly or indirectly through Subsidiaries), (c) to pay regularly scheduled interest payments in respect of the Senior Notes and the Senior Subordinated Notes, (d) other Restricted Payments so long as (i) no Default or Event of Default shall have occurred or be continuing or would result from any such Restricted Payment, (ii) at the time of each such Restricted Payment and after giving effect to each such Restricted Payment on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9(a)-(c), (iii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9 for such fiscal quarter end, (iv) such Restricted Payment is permitted by the terms of the Senior Indenture, the Senior Subordinated Indenture and any other agreement or instrument governing or evidencing Indebtedness of the Credit Parties and their Subsidiaries and (iv) such Restricted Payments, together with the aggregate amount of all other Restricted Payments declared or made by the Credit Parties and their Subsidiaries on or after the Closing Date (excluding Restricted Payments permitted by subsections (a), (c) and (d) above), do not exceed the sum of (A) 50% of Consolidated Net Income for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing after the Closing Date to the end of the most recent fiscal quarter of the Company for which the Administrative Agent has received financial statements pursuant to Section 5.1(a) or (b) (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) plus (B) 50% of the aggregate Net Cash Proceeds received by the Credit Parties and their Subsidiaries from Equity Issuances after the Closing Date, and (e) other Restricted Payments so long as (i) no Default or Event of Default shall have occurred or be continuing or would result from any such Restricted Payment, (ii) at the time of each such Restricted Payment and after giving effect to each such Restricted Payment on a Pro Forma Basis, the Credit Parties are in compliance with the financial covenants set forth in Section 5.9(a)-(c), (iii) the Company shall have been in compliance, as of the most recent fiscal quarter end for which the Company has delivered a Compliance Certificate, with the Consolidated Interest Coverage Ratio, Consolidated Leverage Ratio and Consolidated Total Senior Debt to Borrowing Base Ratio levels required by Sections 5.9(a)-(c) of the Existing Credit Agreement for such fiscal quarter end and (iv) such Restricted Payments, together with the aggregate amount of all other Restricted Payments declared or made by the Credit Parties and their Subsidiaries on or after the Closing Date (excluding Restricted Payments permitted by subsections (a), (c), (d) and (e) above), do not exceed $35,000,000.

Section 6.11   Amendments to Indebtedness, etc.

Each of the Credit Parties will not, nor will it permit any Subsidiary to, after the issuance thereof, amend or modify (or permit the amendment or modification of) any of the terms of (a) any Subordinated Indebtedness if such amendment or modification would add or change any terms in a manner adverse to the issuer of such Indebtedness, or shorten the final maturity or average life to maturity or require any payment to be made sooner than originally scheduled or increase the interest rate applicable thereto or change any subordination provision thereof or (b) any Indebtedness for borrowed money (excluding Subordinated Indebtedness) if such amendment or modification would add or change any terms in a manner materially adverse to the issuer of such Indebtedness.

Section 6.12   Sale Leasebacks.

Each of Credit Parties will not, nor will it permit any Subsidiary to, directly or indirectly, become or remain liable as lessee or as guarantor or other surety with respect to any lease, whether an operating lease or a Capital Lease, of any property (whether real, personal or mixed), whether now owned or hereafter acquired in excess of $10,000,000 in the aggregate on an annual basis, (a) which any Credit Party or any Subsidiary has sold or transferred or is to sell or transfer to a Person which is not a Credit Party or a Subsidiary or (b) which any Credit Party or any Subsidiary intends to use for substantially the same purpose as any other property which has been sold or is to be sold or transferred by a Credit Party or a Subsidiary to another Person which is not a Credit Party or a Subsidiary in connection with such lease.

Section 6.13   No Further Negative Pledges.

Each of the Credit Parties will not, nor will it permit any Subsidiary to, enter into, assume or become subject to any agreement prohibiting or otherwise restricting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired, or requiring the grant of any security for such obligation if security is given for some other obligation, except (a) pursuant to this Agreement and the other Credit Documents, (b) pursuant to any document or instrument governing Indebtedness incurred pursuant to Section 6.1(c); provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (c) pursuant to the Senior Indenture and the Senior Subordinated Indenture, as each of the foregoing are in effect on the Closing Date and (d) in connection with any Permitted Lien or any document or instrument governing any Permitted Lien; provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien.

Section 6.14   Maximum Uncommitted Inventories.

The Credit Parties shall not permit the Uncommitted Inventories to exceed $150,000,000 in the aggregate at all times.

ARTICLE VII

EVENTS OF DEFAULT

Section 7.1.1   Events of Default.

An Event of Default shall exist upon the occurrence of any of the following specified events (each an "Event of Default"):

(a)   (i) A Borrower shall fail to pay any principal on any Note or Loan when due in accordance with the terms thereof or hereof; (ii) a Borrower shall fail to reimburse the Issuing Lender for any LOC Obligations when due (whether at maturity, by reason of acceleration or otherwise) in accordance with the terms hereof; or (iii) a Borrower shall fail to pay any interest on any Note or Loan or any fee or other amount payable hereunder when due in accordance with the terms thereof or hereof and such failure shall continue unremedied for three (3) Business Days (or any Guarantor shall fail to pay on the Guaranty in respect of any of the foregoing or in respect of any other Guaranty Obligations thereunder);

(b)   Any representation or warranty made or deemed made herein or in any of the other Credit Documents or which is contained in any certificate, document or financial or other statement furnished at any time under or in connection with this Agreement shall prove to have been incorrect, false or misleading in any material respect on or as of the date made or deemed made;

(c)   (i) Any Credit Party shall fail to perform, comply with or observe any term, covenant or agreement applicable to it contained in Section 5.7(a), Section 5.9 or Article VI hereof; or (ii) any Credit Party shall fail to comply with any other covenant, contained in this Agreement or the other Credit Documents or any other agreement, document or instrument among any Credit Party, the Administrative Agent and the Lenders or executed by any Credit Party in favor of the Administrative Agent or the Lenders (other than as described in Sections 7.1(a) or 7.1(c)(i) above), and in the event such breach or failure to comply is capable of cure, is not cured within thirty (30) days of its occurrence;

(d)   A Credit Party or any of its Subsidiaries shall (i) default in any payment of principal of or interest on any Indebtedness (other than the Notes) in a principal amount outstanding of at least $15,000,000 in the aggregate for the Borrower and any of its Subsidiaries beyond the period of grace (not to exceed thirty (30) days), if any, provided in the instrument or agreement under which such Indebtedness was created; or (ii) default in the observance or performance of any other agreement or condition relating to any Indebtedness in a principal amount outstanding of at least $15,000,000 in the aggregate for the Credit Parties and their Subsidiaries or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity;

(e)   (i) Any Credit Party or any of its Subsidiaries shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Borrower or any

Subsidiary shall make a general assignment for the benefit of its creditors; (ii) there shall be commenced against any Credit Party or any Subsidiary any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) there shall be commenced against any Credit Party or any Subsidiary any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof; (iv) any Credit Party or any Subsidiary shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Credit Party or any Subsidiary shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due;

(f)   One or more judgments or decrees shall be entered against any Credit Party or any of its Subsidiaries involving in the aggregate a liability (to the extent not paid when due or covered by insurance) of $15,000,000 or more and all such judgments or decrees shall not have been paid and satisfied, vacated, discharged, stayed or bonded pending appeal within 10 days from the entry thereof;

(g)   (i) Any Credit Party or any of its Subsidiaries shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Single Employer Plan or any Lien in favor of the PBGC or a Single Employer Plan (other than a Permitted Lien) shall arise on the assets of any Credit Party, any of its Subsidiaries or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a Trustee is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Single Employer Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, (v) any Credit Party, any of its Subsidiaries or any Commonly Controlled Entity shall, or in the reasonable opinion of the Required Lenders is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, any Multiemployer Plan or (vi) any other similar event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, could reasonably be expected to have a Material Adverse Effect;

(h)   There shall occur (i) a Change of Control under this Agreement, (ii) a Change of Control (as defined in the Senior Indenture as in effect on the date hereof) under the Senior Indenture or (iii) a Change of Control (as defined in the Senior Subordinated Indenture as in effect on the date hereof) under the Senior Subordinated Indenture;

(i)   The Domestic Guaranty or any provision thereof shall cease to be in full force and effect or any Domestic Guarantor or any Person acting by or on behalf of any Domestic Guarantor shall deny or disaffirm any Domestic Guarantor's obligations under the Domestic Guaranty;

(j)   The Foreign Guaranty or any provision thereof shall cease to be in full force and effect or any Foreign Guarantor or any Person acting by or on behalf of any Foreign Guarantor shall deny or disaffirm any Foreign Guarantor's obligations under the Foreign Guaranty;

(k)   Any other Credit Document shall fail to be in full force and effect or to give the Administrative Agent and/or the Lenders the rights, powers and privileges purported to be created thereby (except as such documents may be terminated or no longer in force and effect in accordance with the terms thereof, other than those indemnities and provisions which by their terms shall survive), or any Credit Party or any of its Subsidiaries shall so assert in writing;

(l)   The occurrence and continuation of any Event of Default under and as defined in the Senior Indenture or in the Senior Subordinated Indenture;

(m)   The subordination provisions with respect to any Subordinated Indebtedness shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of such Subordinated Indebtedness; or

(n)   The occurrence of a default or event of default (in each case which shall continue beyond the expiration of any applicable grace periods) under, or the occurrence of any event that results in or would permit the termination of any Secured Hedging Agreement.

Section 7.2   Acceleration; Remedies.

Upon the occurrence of an Event of Default, then, and in any such event, (a) if such event is an Event of Default specified in Section 7.1(e) above, automatically the Commitments shall immediately terminate and the Loans (with accrued interest thereon), and all other amounts under the Credit Documents shall immediately become due and payable and the Borrowers shall immediately pay to the Administrative Agent cash collateral as security for the LOC Obligations for subsequent drawings under then outstanding Letters of Credit in an amount equal to the maximum amount which may be drawn under such Letters of Credit, and (b) if such event is any other Event of Default, any of the following actions may be taken: (i) the Administrative Agent may, or upon the written request of the Required Lenders, the Administrative Agent shall, by notice to the Borrowers declare the Commitments to be terminated forthwith, whereupon the Commitments shall immediately terminate, (ii) the Administrative Agent may, or upon the written request of the Required Lenders, the Administrative Agent shall, by notice of default to the Borrowers, declare the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the Notes to be due and payable forthwith and (iii) the Administrative

Agent may, or upon the written request of the Required Lenders, the Administrative Agent shall, exercise such other rights and remedies available to the Administrative Agent under the Credit Documents and applicable laws.

ARTICLE VIII

THE AGENT

Section 8.1 Appointment and Authority.

Each of the Lenders and the Issuing Lender hereby irrevocably appoints Wachovia to act on its behalf as the Administrative Agent hereunder and under the other Credit Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Lender, and neither the Borrowers nor any other Credit Party shall have rights as a third party beneficiary of any of such provisions.

Section 8.2 Nature of Duties.

Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or other agents listed on the cover page hereof (other than the Administrative Agent and the Issuing Lender) shall have any powers, duties or responsibilities under this Agreement or any of the other Credit Documents, except in its capacity as a Lender hereunder. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Section 8.3 Exculpatory Provisions.

The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Credit Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Credit Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Credit Document or applicable law; and

(c) shall not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 9.1 and 7.2) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrower, a Lender or the Issuing Lender.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Credit Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Credit Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

Section 8.4   Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, internet or intranet website posting or other distribution) believed by it in good faith to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon in good faith. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Lender, the Administrative Agent may presume in good faith that such condition is satisfactory to such Lender or the Issuing Lender unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Lender prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 8.5 Notice of Default.

The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent has received written notice from a Lender or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give prompt notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided, however, that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders except to the extent that this Agreement expressly requires that such action be taken, or not taken, only with the consent or upon the authorization of the Required Lenders, or all of the Lenders, as the case may be.

Section 8.6 Non-Reliance on Administrative Agent and Other Lenders.

Each Lender and the Issuing Lender expressly acknowledges that no Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates has made any representation or warranty to it and that no act by any Agent hereinafter taken, including any review of the affairs of any Credit Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender or the Issuing Lender. Each Lender and the Issuing Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Lender also acknowledges that it will, independently and without reliance upon any Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Credit Document or any related agreement or any document furnished hereunder or thereunder.

Section 8.7   Indemnification.

The Lenders agree to indemnify each of the Administrative Agent, the Issuing Lender, and the Swingline Lender in their capacities hereunder and their Affiliates and their respective officers, directors, agents and employees (to the extent not reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so), ratably according to their respective Commitment Percentages in effect on the date on which indemnification is sought under this Section, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time (including, without limitation, at any time following the payment of the Credit Party Obligations) be imposed on, incurred by or asserted against any such indemnitee in any way relating to or arising out of any Credit Document or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by any such indemnitee under or in connection with any of the foregoing; provided, however, that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements to the extent resulting from such indemnitee's gross negligence or willful misconduct, as determined by a court of competent jurisdiction. The agreements in this Section shall survive the termination of this Agreement and payment of the Notes, any Reimbursement Obligation and all other amounts payable hereunder.

Section 8.8   Administrative Agent in Its Individual Capacity.

Each of the Persons serving as Agents hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not such Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include each of the Persons serving as Agents hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrowers or any Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to account therefor to the Lenders.

Section 8.9   Successor Administrative Agent.

The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Lender and the Borrowers. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrowers, to appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and the Issuing Lender, appoint a successor Administrative Agent meeting the qualifications set forth above provided that if the Administrative Agent shall notify the Borrowers and the Lenders that no qualifying Person has accepted such appointment within forty-five (45) days after the notice of resignation, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Credit Documents (except that in the case of any

Collateral held by the Administrative Agent on behalf of the Lenders or the Issuing Lender under any of the Credit Documents, the retiring Administrative Agent shall continue to hold such Collateral for the benefit of the Lenders until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and the Issuing Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this paragraph. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided above in this paragraph). The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Credit Documents, the provisions of this Article and Section 9.5 shall continue in effect for the benefit of such retiring Administrative Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Section 8.10   Reserved.

Section 8.11   Collateral and Guaranty Matters.

(a)   The Lenders irrevocably authorize and direct the Administrative Agent:

(i)   to release any Lien on any Property granted to or held by the Administrative Agent under any Credit Document (A) upon termination of the Revolving Commitments and payment in full of all Credit Party Obligations (other than Unasserted Obligations to which the Adminstrative Agent has no actual knowledge thereof) and the expiration or termination of all Letters of Credit, (B) that is transferred or to be transferred as part of or in connection with any sale or other disposition permitted under Section 6.4, or (C) subject to Section 9.1, if approved, authorized or ratified in writing by the Required Lenders;

(ii)   to subordinate any Lien on any Property granted to or held by the Administrative Agent under any Credit Document to the holder of any Lien on such Property that is permitted by Section 6.2; and

(iii)   to release any Guarantor from its obligations under the applicable Guaranty if such Person ceases to be a Guarantor as a result of a transaction permitted by Section 6.4(c)(ii).

(b)   In connection with a termination or release pursuant to this Section, the Administrative Agent shall promptly execute and deliver to the applicable Credit Party, at the

Borrowers' expense, all documents that the applicable Credit Party shall reasonably request to evidence such termination or release. Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent's authority to release or subordinate its interest in particular types or items of Property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section.

ARTICLE IX

MISCELLANEOUS

Section 9.1   Amendments and Waivers.

Neither this Agreement, nor any of the Notes, nor any of the other Credit Documents, nor any terms hereof or thereof may be amended, supplemented, waived or modified except in accordance with the provisions of this Section 9.1 nor may any Guarantor or Collateral be released except as specifically provided herein or in accordance with the provisions of this Section 9.1. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time, (a) enter into with the Borrowers written amendments, supplements or modifications hereto and to the other Credit Documents for the purpose of adding any provisions to this Agreement or the other Credit Documents or changing in any manner the rights of the Lenders or of the Borrowers hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders may specify in such instrument, any of the requirements of this Agreement or the other Credit Documents or any Default or Event of Default and its consequences; provided, however, that no such amendment, waiver, supplement, modification or release shall:

(i)   reduce the amount or extend the scheduled date of maturity of any Loan or Note or any installment thereon or any Reimbursement Obligation, or reduce the stated rate of any interest or fee payable hereunder (other than interest at the increased post-default rate) or extend the scheduled date of any payment thereof or increase the amount or extend the expiration date of the Commitment or Commitment Percentage of any Lender, in each case without the written consent of each Lender directly affected thereby; provided that, it is understood and agreed that no waiver, reduction or deferral of a mandatory prepayment required pursuant to Section 2.8(b), nor any amendment of Section 2.8(b) or the definitions of Asset Disposition, Debt Issuance, Equity Issuance, Excess Cash Flow, or Recovery Event, shall constitute a reduction or forgiveness of the amount of, or an extension of the scheduled date of, any principal installment of any Loan or Note;

(ii)   amend, modify or waive any provision of this Section 9.1 or reduce the percentage specified in the definition of Required Lenders, without the written consent of all the Lenders;

(iii)   amend, modify or waive any provision of Article VIII without the written consent of the then Administrative Agent;

(iv)   release either Borrower or all or substantially all of the Guarantors from their respective obligations hereunder or under the Guaranty, without the written consent of all of the Lenders and, with respect to such release of Guarantors, any Hedging Agreement Provider;

(v)   amend, modify or waive any provision of the Credit Documents requiring consent, approval or request of the Required Lenders or all Lenders, without the written consent of all of the Required Lenders or Lenders as appropriate and, provided, further, that no amendment, waiver or consent affecting the rights or duties of the Administrative Agent under any Credit Document shall in any event be effective, unless in writing and signed by the Administrative Agent, in addition to the Lenders required hereinabove to take such action;

(vi)   permit a Letter of Credit to have an original expiry date more than twelve (12) months from the date of issuance without the consent of each of the Revolving Lenders; provided, that the expiry date of any Letter of Credit may be extended in accordance with the terms of Section 2.3(a) as in effect on the Closing Date;

(vii)   release all or substantially all of the Collateral without the written consent of all of the Lenders and any Hedging Agreement Provider;

(viii)   amend, modify or waive (A) the order in which Credit Party Obligations are paid in Section 2.8(b)(vi) and Section 2.12(b), (B) the pro rata funding of Extensions of Credit or treatment of payments in Section 2.12(a) or (C) Section 9.7(a), in each case without the written consent of each Lender and each Hedging Agreement Provider directly affected thereby;

(ix)   amend or modify the definitions of "Credit Party Obligations" or "Required Lenders" to delete or exclude any obligation or liability described therein without the written consent of each Lender and each Hedging Agreement Provider directly affected thereby; or

(x)   amend or modify the definitions of "Hedging Agreement," "Hedging Agreement Provider" or "Secured Hedging Agreement" without the written consent of each Hedging Agreement Provider directly affected thereby.

Any such waiver, any such amendment, supplement or modification and any such release shall apply equally to each of the Lenders and shall be binding upon the Borrowers, the other Credit Parties, the Lenders, the Administrative Agent and all future holders of the Notes. In the case of any waiver, the Borrowers, the other Credit Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the outstanding

Loans and Notes and other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

Notwithstanding any of the foregoing to the contrary, the consent of the Borrowers shall not be required for any amendment, modification or waiver of the provisions of Article VIII (other than the provisions of Section 8.9); provided, however, that the Administrative Agent will provide written notice to the Borrowers of any such amendment, modification or waiver.

Notwithstanding the fact that the consent of all the Lenders is required in certain circumstances as set forth above, (x) each Lender is entitled to vote as such Lender sees fit on any bankruptcy reorganization plan that affects the Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersede the unanimous consent provisions set forth herein and (y) the Required Lenders may consent to allow a Credit Party to use cash collateral in the context of a bankruptcy or insolvency proceeding.

Section 9.2   **Notices.**

Except as otherwise provided in Article II, all notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made (a) when delivered by hand, (b) when transmitted via telecopy (or other facsimile device) to the number set out herein, (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, addressed to each such party at the address set forth in this Section 9.2 or such Lender's Administrative Questionnaire, as applicable, or to such other address as may be hereafter notified by the respective parties hereto and any future holders of the Notes.

If to the Borrower or any other Credit Party:

Address:	8001 Aerial Center Parkway, Post Office Box 2009, Morrisville, NC 27560-2009
Attention:	Treasurer
Telephone:	(910) 379-4109
Fax:	(919) 379-4131

If to the Administrative Agent:

Wachovia Bank, National Association, as administrative agent

Address:	301 South College Street NC 5562, Charlotte, NC 28288
Attention:	Jorge Gonzalez
Telephone:	(704) 383-8461
Fax:	(704) 715-1117

with a copy to:

Wachovia Bank, National Association, as administrative agent
Address: 201 South College Street NC 0680, Charlotte, NC 28244
Attention: Agency Services/Tim Murphy
Telephone: (704) 715-4504

Section 9.3   No Waiver; Cumulative Remedies.

No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Section 9.4   Survival of Representations and Warranties.

All representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the Notes and the making of the Loans, provided that all such representations and warranties shall terminate on the date upon which the Commitments have been terminated and all amounts owing hereunder and under any Notes have been paid in full.

Section 9.5   Payment of Expenses and Taxes.

The Borrowers agree, on a pro rata basis, (a) to pay or reimburse the Agents and the Lead Arrangers for all their reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation, negotiation, printing and execution of, and any amendment, supplement or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby (including, without limitation, reasonable field examination expenses and charges), together with the reasonable fees and disbursements of one outside counsel (other than local counsel as necessary) to the Agents and the Lead Arrangers, (b) to pay or reimburse the Agents and the Lead Arrangers for all their reasonable out-of-pocket expenses incurred in connection with the arrangement and syndication of the facilities established by this Agreement, (c) to pay or reimburse each Lender and each Agent for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under, or defense against any actions arising out of, this Agreement, the Notes and any such other documents, including, without limitation, the reasonable fees and disbursements of counsel to the Agents and to the Lenders (including reasonable allocated costs of in-house legal counsel), (d) on demand, to pay, indemnify, and hold each Lender and each Agent harmless from, all losses, liabilities, claims, damages or out-of-pocket expenses arising out of or relating to the Credit Documents, the Borrowers' use of Loan proceeds or the Commitments, including, without limitation, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other similar taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, the Credit Documents and any such other documents, and (e) to pay, indemnify, and hold each Lender, the Agents, the Lead Arrangers and their Affiliates (each an "indemnified party") harmless from and against, any and all other liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (including, without limitation, reasonable fees and disbursements of counsel to the Agents, the Lenders and the Lead Arrangers (including reasonable allocated costs of in-house legal counsel) and settlement costs), which may at any time (including, without limitation, at any time following the payment of the Credit Party Obligations) be imposed or incurred with respect to the enforcement of the Credit Documents and the use, or proposed use, of proceeds of the Loans (all of the foregoing, collectively, the "indemnified liabilities"); provided, however, that the Borrower shall not have any obligation hereunder to an indemnified party with respect to indemnified liabilities arising from the gross negligence or willful misconduct of such indemnified party, as determined by a court of competent jurisdiction. The agreements in this Section 9.5 shall survive repayment of the Loans, Notes and all other amounts payable hereunder.

Section 9.6   Successors and Assigns; Participations.

(a)   Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither any Borrower nor any other Credit Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)   Minimum Amounts.

(A)   in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)   in any case not described in paragraph (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $1,000,000, in the case of any assignment in respect of a Revolving Commitment, or $1,000,000, in the case of any assignment in respect of a Term Loan Commitment or Term Loan, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Administrative Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii)   <u>Proportionate Amounts</u>. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Tranches on a non-pro rata basis.

(iii)   <u>Required Consents</u>.   No consent shall be required for any assignment except to the extent required by paragraph (b)(i)(B) of this Section and, in addition:

(A)   the consent of the Administrative Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; and

(B)   the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (i) a Revolving Commitment if such assignment is to a Person that is not a Lender with a Commitment in respect of such facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender or (ii) a Term Loan Commitment to a Person who is not a Lender, an Affiliate of a Lender or an Approved Fund.

(iv)   <u>Assignment and Assumption</u>. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500, and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire; provided that only one such processing and recordation fee shall be required for simultaneous assignments by a Lender and its Affiliates and Approved Funds to a Lender and its Affiliates and Approved Funds.

(v)   No Assignment to Borrowers. No such assignment shall be made to a Borrower or any of the Borrowers' Affiliates or Subsidiaries.

(vi)   No Assignment to Natural Persons. No such assignment shall be made to a natural person.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.16 and 9.5 with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section.

(c)   Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at one of its offices in Charlotte, North Carolina a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)   Participations. Any Lender may at any time, without the consent of, or notice to, the Administrative Borrower or the Administrative Agent, sell participations to any Person (other than a natural person or the Borrowers or any of the Borrowers' Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent and the Lenders, Issuing Lender and Swingline Lender shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that affects such Participant. Subject to paragraph (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.16 and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.7 as though it were a Lender, provided such Participant agrees to be subject to Section 2.12 as though it were a Lender.

(e)   Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Sections 2.16 and 2.18 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Administrative Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.18 unless the Borrowers are notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.18 as though it were a Lender.

(f)   Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank without having the requirements of this Section apply to such pledge or assignment; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto unless and until the requirements for assignment are satisfied in connection with such pledge or assignment.

(g)   Tax Forms. At the time of each assignment pursuant to this Section 9.6 to a Person which is not already a Lender hereunder and which is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) for federal income tax purposes, the respective assignee Lender shall provide to the Borrowers and the Administrative Agent the appropriate Internal Revenue Service Forms (and, if applicable, a Tax Exempt Certificate) described in Section 2.18.

(h)   Securitization. The Credit Parties hereby acknowledge that the Lenders and each of their Affiliates may sell or securitize all or any part of their respective Loans (a "Securitization") through the pledge of all or any part of such Loans as collateral security for loans to such Lenders or their Affiliates or through the sale of all or any part of the Loans or the issuance of direct or indirect interests in all or any part of the Loans, which Loans to such Lenders or their Affiliates or direct or indirect interests may be rated by Moody's, S&P or one or more other rating agencies (the "Rating Agencies"); provided that no such sale, securitization or pledge shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto unless and until the requirements for assignment are satisfied in connection with such sale, securitization or pledge. The Credit Parties shall cooperate with such Lenders and their Affiliates, at no cost to the Credit Parties, to effect the Securitization, including by (i) executing such additional documents, as reasonably requested by such Lenders in connection with such Securitization, provided such additional documents shall not affect any Credit Party's rights and obligations under any of the Credit Documents and (ii) providing such information as may be reasonably requested by such Lenders in connection with the rating of the Loans or the Securitization, provided that any Person that is provided such information by such Lenders or their Affiliates shall agree to be bound by the provisions of Section 9.16. Any such Lender or any of its Affiliates that enters into the Securitization shall be required to pay the fees charged by the Rating Agencies for the issuance and the maintenance, if applicable, of the ratings assigned in connection with the Securitization.

Section 9.7.2 Adjustments; Set-off.

(a)   Each Lender agrees that if any Lender (a "Benefited Lender") shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 7.1(e), or otherwise) in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender's Loans, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender's Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest. The Borrowers agree that each Lender so purchasing a portion of another Lender's Loans may exercise all rights of payment (including, without limitation, rights of set-off) with respect to such portion as fully as if such Lender were the direct holder of such portion.

(b)   In addition to any rights and remedies of the Lenders provided by law (including, without limitation, other rights of set-off), each Lender shall have the right, without prior notice to the Company, any such notice being expressly waived by the Company to the extent permitted by applicable law, upon the occurrence of any Event of Default, to setoff and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Company, or any part thereof in such amounts as such Lender may elect, against and on account of the obligations and liabilities of the Company to such Lender hereunder and claims of every nature and description of such Lender against the Company, in any currency, whether arising hereunder, under the Notes or under any documents contemplated by or referred to herein or therein, as such Lender may elect, whether or not such Lender has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. The aforesaid right of set-off may be exercised by such Lender against the Company or against any trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver or execution, judgment or attachment creditor of the Company, or against anyone else claiming through or against the Company or any such trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver, or execution, judgment or attachment creditor, notwithstanding the fact that such right of set-off shall not have been exercised by such Lender prior to the occurrence of any Event of Default. Each Lender agrees promptly to notify the Company and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

(c) In addition to any rights and remedies of the Lenders provided by law (including, without limitation, other rights of set-off), each Lender shall have the right, without prior notice to the Dutch Borrower, any such notice being expressly waived by the Dutch Borrower to the extent permitted by applicable law, upon the occurrence of any Event of Default, to setoff and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Dutch Borrower, or any part thereof in such amounts as such Lender may elect, against and on account of the obligations and liabilities of the Dutch Borrower to such Lender hereunder and claims of every nature and description of such Lender against the Dutch Borrower, in any currency, whether arising hereunder, under the Notes or under any documents contemplated by or referred to herein or therein, as such Lender may elect, whether or not such Lender has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. The aforesaid right of set-off may be exercised by such Lender against the Dutch Borrower or against any trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver or execution, judgment or attachment creditor of the Dutch Borrower, or against anyone else claiming through or against the Dutch Borrower or any such trustee in bankruptcy, debtor in possession, assignee for the benefit of creditors, receiver, or execution, judgment or attachment creditor, notwithstanding the fact that such right of set-off shall not have been exercised by such Lender prior to the occurrence of any Event of Default. Each Lender agrees promptly to notify the Dutch Borrower and the Administrative Agent after any such set-off and application made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

Section 9.8   Table of Contents and Section Headings.

The table of contents and the Section and subsection headings herein are intended for convenience only and shall be ignored in construing this Agreement.

Section 9.9   Counterparts; Integration; Effectiveness; Electronic Execution.

(a)   Counterparts; Integration; Effectiveness.   This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Credit Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or email shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) Electronic Execution of Assignments. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 9.10   Severability.

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 9.11   Governing Law.

THIS AGREEMENT AND THE NOTES AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT AND THE NOTES SHALL BE

GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

Section 9.12   Consent to Jurisdiction and Service of Process.

All judicial proceedings brought against any Borrower and/or any other Credit Party with respect to this Agreement, any Note or any of the other Credit Documents may be brought in any state or federal court of competent jurisdiction in the State of New York, and, by execution and delivery of this Agreement, each of the Borrowers and the other Credit Parties accepts, for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Agreement from which no appeal has been taken or is available.   To the extent permitted by applicable law (including, without limitation, the Hague Convention on the Service Abroad of Judicial and Extra-Judicial Documents in Civil and Commercial Matters), each of the Borrowers and the other Credit Parties irrevocably agrees that all service of process in any such proceedings in any such court may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address set forth in Section 9.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto, such service being hereby acknowledged by each of the Borrowers and the other Credit Parties to be effective and binding service in every respect.   Each of the Borrowers, the other Credit Parties, the Administrative Agent and the Lenders irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens which it may now or hereafter have to the bringing of any such action or proceeding in any such jurisdiction. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of any Lender to bring proceedings against the Borrowers or the other Credit Parties in the court of any other jurisdiction.   The Dutch Borrower hereby appoints the Company to act as its agent for purposes of receiving service of process pursuant to the terms of this Section 9.14 and agrees that any service of process to the Dutch Borrower may be effected by delivering such service of process to the Company at its address set forth in Section 9.2.

Section 9.13   Arbitration.

(a)   Notwithstanding the provisions of Section 9.14 to the contrary, upon demand of any party hereto, whether made before or within three (3) months after institution of any judicial proceeding, any dispute, claim or controversy arising out of, connected with or relating to this Agreement and other Credit Documents ("Disputes") between or among parties to this Agreement shall be resolved by binding arbitration as provided herein.   Institution of a judicial proceeding by a party does not waive the right of that party to demand arbitration hereunder.   Disputes may include, without limitation, tort claims, counterclaims, disputes as to whether a matter is subject to arbitration, claims brought as class actions, claims arising from Credit Documents executed in the future, or claims arising out of or connected with the transaction reflected by this Agreement.

Arbitration shall be conducted under and governed by the Commercial Arbitration Rules (the "Arbitration Rules") of the American Arbitration Association (the "AAA") and Title 9 of the U.S. Code. All arbitration hearings shall be conducted in Charlotte, North Carolina. A hearing shall begin within ninety (90) days of demand for arbitration and all hearings shall be concluded within 120 days of demand for arbitration. These time limitations may not be extended unless a party shows cause for extension and then no more than a total extension of sixty (60) days. The expedited procedures set forth in Rule 51 et seq. of the Arbitration Rules shall be applicable to claims of less than $1,000,000. All applicable statutes of limitation shall apply to any Dispute. A judgment upon the award may be entered in any court having jurisdiction. Arbitrators shall be licensed attorneys selected from the Commercial Financial Dispute Arbitration Panel of the AAA. The parties hereto do not waive applicable Federal or state substantive law except as provided herein.

(b) Notwithstanding the preceding binding arbitration provisions, the Administrative Agent, the Lenders, the Borrowers and the other Credit Parties agree to preserve, without diminution, certain remedies that the Administrative Agent on behalf of the Lenders may employ or exercise freely, independently or in connection with an arbitration proceeding or after an arbitration action is brought. The Administrative Agent on behalf of the Lenders shall have the right to proceed in any court of proper jurisdiction or by self-help to exercise or prosecute the following remedies, as and if applicable (i) all rights to foreclose against any real or personal property or other security by exercising a power of sale granted under Credit Documents or under applicable law or by judicial foreclosure and sale, including a proceeding to confirm the sale; (ii) all rights of self-help including peaceful occupation of real property and collection of rents, set-off, and peaceful possession of personal property and giving notices to and collecting obligations from account debtors; (iii) obtaining provisional or ancillary remedies including injunctive relief, sequestration, garnishment, attachment, appointment of receiver and filing an involuntary bankruptcy proceeding; and (iv) when applicable, a judgment by confession of judgment. Preservation of these remedies does not limit the power of an arbitrator to grant similar remedies that may be requested by a party in a Dispute.

(c) The parties hereto agree that they shall not have a remedy of punitive or exemplary damages against the other in any Dispute and hereby waive any right or claim to punitive or exemplary damages they have now or which may arise in the future in connection with any Dispute whether the Dispute is resolved by arbitration or judicially.

(d) By execution and delivery of this Agreement, each of the parties hereto accepts, for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction relating to any arbitration proceedings conducted under the Arbitration Rules in Charlotte, North Carolina and irrevocably agrees to be bound by any final judgment rendered thereby in connection with this Agreement from which no appeal has been taken or is available.

Section 9.14.3 Confidentiality.

Each of the Administrative Agent, the Lenders and the Issuing Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder, under any other Credit Document or Secured Hedging Agreement or any action or proceeding relating to this Agreement, any other Credit Document or Secured Hedging Agreement or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (g) (i) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrowers and their obligations, (ii) an investor or prospective investor in securities issued by an Approved Fund that also agrees that Information shall be used solely for the purpose of evaluating an investment in such securities issued by the Approved Fund, (iii) a trustee, collateral manager, servicer, backup servicer, noteholder or secured party in connection with the administration, servicing and reporting on the assets serving as collateral for securities issued by an Approved Fund, or (iv) a nationally recognized rating agency that requires access to information regarding the Credit Parties, the Loans and Credit Documents in connection with ratings issued in respect of securities issued by an Approved Fund (in each case, it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential), (h) with the consent of the Administrative Borrower or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender, the Issuing Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrowers.

For purposes of this Section, "Information" means all information received from any Borrower or any of its Subsidiaries relating to any Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or the Issuing Lender on a nonconfidential basis prior to disclosure by any Borrower or any of its Subsidiaries, provided that, in the case of information received from any Borrower or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential or as to which it is reasonably clear such information is not public. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 9.15   Acknowledgments.

The Borrowers and the other Credit Parties each hereby acknowledges that:

(a)   it has been advised by counsel in the negotiation, execution and delivery of each Credit Document;

(b)   neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrowers or any other Credit Party arising out of or in connection with this Agreement and the relationship between Administrative Agent and Lenders, on one hand, and the Borrowers and the other Credit Parties, on the other hand, in connection herewith is solely that of debtor and creditor; and

(c)   no joint venture exists among the Lenders or among the Borrowers or the other Credit Parties and the Lenders.

Section 9.16   Waivers of Jury Trial; Waiver of Consequential Damages.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).   EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.17   Patriot Act Notice.

Each Lender and the Administrative Agent (for itself and not on behalf of any other party) hereby notifies the Borrowers that, pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrowers and the other Credit Parties, which information includes the name and address of the Borrowers and the other Credit Parties and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrowers and the other Credit Parties in accordance with the Patriot Act.

Section 9.18   Judgment Currency.

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under any other Credit Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each of the Credit Parties in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under the other Credit Documents shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or such Lender of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent or such Lender may in accordance with normal banking procedures purchase Dollars with the Judgment Currency. If the amount of Dollars so purchased is less than the sum originally due to the Administrative Agent or such Lender in Dollars, the Applicable Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Lender or the Person to whom such obligation was owing against such loss. If the amount of Dollars so purchased is greater than the sum originally due to the Administrative Agent or such Lender in such currency, the Administrative Agent and the Lenders agree to apply such excess to any Credit Party Obligations then due and payable in accordance with the terms of Section 2.12.

Section 9.19   Continuing Agreement.

This Credit Agreement shall be a continuing agreement and shall remain in full force and effect until all Loans, LOC Obligations, interest, fees and other Credit Party Obligations (other than Unasserted Obligations) have been paid in full and all Commitments and Letters of Credit have been terminated (all of the foregoing, collectively, "Termination"); provided that it is acknowledged and agreed that the Unasserted Obligations shall survive Termination and shall remain in full force in effect until satisfied in full.   Upon Termination, the Credit Parties shall have no further obligations (other than Unasserted Obligations) under the Credit Documents and the Administrative Agent shall, at the request and expense of the Borrowers, deliver all the Collateral in its possession to the Borrowers and release all Liens on the Collateral; provided that should any payment, in whole or in part, of the Credit Party Obligations be rescinded or otherwise required to be restored or returned by the Administrative Agent or any Lender, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, then the Credit Documents shall automatically be reinstated and all Liens of the Administrative Agent shall reattach to the Collateral and all amounts required to be restored or returned and all costs and expenses incurred by the Administrative Agent or any Lender in connection therewith shall be deemed included as part of the Credit Party Obligations.

Section 9.20   Dutch Representations.

(a)   The Dutch Borrower represents and warrants to each Lender and the Administrative Agent that (i) it has done what may reasonably be expected of it to verify the status of each Person which is a Lender, with respect to the Dutch Borrower, as a PMP and (ii) it has not received and will not receive any repayable funds (*opvorderbare gelden*) from Persons other than PMPs or from beyond a restricted circle.

(b)   Each Lender represents to the Dutch Borrower that (i) it is a PMP and will continue to be a PMP so long as it remains a Lender with respect to the Dutch Borrower hereunder and (ii) each Person that becomes a Lender after the Closing Date represents that it is a PMP on the date it becomes a Lender and will continue to be a PMP so long as it remains a Lender with respect to the Dutch Borrower hereunder. Each Lender acknowledges that the Dutch Borrower has relied upon such representation.

ARTICLE X

GUARANTY OF COMPANY OBLIGATIONS

Section 10.1   <u>The Domestic Guaranty</u>.

In order to induce the Lenders to enter into this Agreement and any Hedging Agreement Provider to enter into any Secured Hedging Agreement with the Company or any of its Domestic Subsidiaries and to extend credit hereunder and thereunder, and in recognition of the direct benefits to be received by the Domestic Guarantors from the Extensions of Credit hereunder and the extensions of credit under any Secured Hedging Agreement, each of the Domestic Guarantors hereby agrees with the Administrative Agent and the Lenders as follows: each Domestic Guarantor hereby unconditionally and irrevocably jointly and severally guarantees as primary obligor and not merely as surety the full and prompt payment when due, whether upon maturity, by acceleration or otherwise, of any and all indebtedness of the Company to the Administrative Agent, the Lenders and the Hedging Agreement Providers. If any or all of the indebtedness of the Company to the Administrative Agent and the Lenders becomes due and payable hereunder, each Domestic Guarantor unconditionally promises to pay such indebtedness to the Administrative Agent, the Lenders and the Hedging Agreement Providers, or order, on demand, together with any and all reasonable expenses which may be incurred by the Administrative Agent, the Lenders or the Hedging Agreement Providers in collecting any of the indebtedness. The word "indebtedness" is used in this Article X in its most comprehensive sense and includes any and all advances, debts, obligations and liabilities of the Company, including all Credit Party Obligations of the Company, arising in connection with this Agreement, the other Credit Documents or any Secured Hedging Agreement, in each case, heretofore, now, or hereafter made, incurred or created, whether voluntarily or involuntarily, absolute or contingent, liquidated or unliquidated, determined or undetermined, whether or not such indebtedness is from time to time reduced, or extinguished and thereafter increased or incurred, whether the Company may be liable individually or jointly with others, whether or not recovery upon such indebtedness may be or hereafter become barred by any statute of limitations, and whether or not such indebtedness may be or hereafter become otherwise unenforceable. The Domestic Guaranty set forth in this Article X is a guaranty of timely payment and not of collection.

Notwithstanding any provision to the contrary contained herein or in any other of the Credit Documents, to the extent the obligations of a Domestic Guarantor shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable state or federal law relating to fraudulent conveyances or transfers) then the obligations of each such Domestic Guarantor hereunder shall be limited to the maximum amount that is permissible under applicable law (whether federal or state and including, without limitation, the Bankruptcy Code).

Section 10.2   Bankruptcy.

Additionally, each of the Domestic Guarantors unconditionally and irrevocably guarantees jointly and severally the payment of any and all indebtedness of the Company to the Lenders and the Hedging Agreement Providers whether or not due or payable by the Company upon the occurrence of any of the events specified in Section 7.1(e), and unconditionally promises to pay such indebtedness to the Administrative Agent for the account of the Lenders and to any such Hedging Agreement Provider, or order, on demand, in lawful money of the United States.   Each of the Domestic Guarantors further agrees that to the extent that the Company or a Domestic Guarantor shall make a payment or a transfer of an interest in any property to the Administrative Agent, any Lender or any Hedging Agreement Provider, which payment or transfer or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, or otherwise is avoided, and/or required to be repaid to the Company or a Domestic Guarantor, the estate of the Company or a Domestic Guarantor, a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such avoidance or repayment, the obligation or part thereof intended to be satisfied shall be revived and continued in full force and effect as if said payment had not been made.

Section 10.3   Nature of Liability.

The liability of each Domestic Guarantor hereunder is exclusive and independent of any security for or other Domestic Guaranty of the indebtedness of the Company whether executed by any such Domestic Guarantor, any other Domestic Guarantor or by any other party, and no Domestic Guarantor's liability hereunder shall be affected or impaired by (a) any direction as to application of payment by the Company or by any other party, (b) any other continuing or other Domestic Guaranty, undertaking or maximum liability of a Domestic Guarantor or of any other party as to the indebtedness of the Company, (c) any payment on or in reduction of any such other Domestic Guaranty or undertaking, (d) any dissolution, termination or increase, decrease or change in personnel by the Company, or (e) any payment made to the Administrative Agent, the Lenders or any Hedging Agreement Provider on the indebtedness which the Administrative Agent, such Lenders or such Hedging Agreement Provider repay the Company pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and each of the Domestic Guarantors waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding.

Section 10.4   Independent Obligation.

The obligations of each Domestic Guarantor hereunder are independent of the obligations of any other Domestic Guarantor or the Company, and a separate action or actions may be brought and prosecuted against each Domestic Guarantor whether or not action is brought against any other Domestic Guarantor or the Company and whether or not any other Domestic Guarantor or the Company is joined in any such action or actions.

Section 10.5   Authorization.

Each of the Domestic Guarantors authorizes the Administrative Agent, each Lender and each Hedging Agreement Provider without notice or demand (except as shall be required by applicable statute and cannot be waived), and without affecting or impairing its liability hereunder, from time to time to (a) renew, compromise, extend, increase, accelerate or otherwise change the time for payment of, or otherwise change the terms of the indebtedness or any part thereof in accordance with this Agreement, including any increase or decrease of the rate of interest thereon, (b) take and hold security from any Domestic Guarantor or any other party for the payment of the Domestic Guaranty or the indebtedness and exchange, enforce waive and release any such security, (c) apply such security and direct the order or manner of sale thereof as the Administrative Agent and the Lenders in their discretion may determine and (d) release or substitute any one or more endorsers, Domestic Guarantors, the Company or other obligors.

Section 10.6   Reliance.

It is not necessary for the Administrative Agent, the Lenders or any Hedging Agreement Provider to inquire into the capacity or powers of the Company or the officers, directors, members, partners or agents acting or purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

Section 10.7   Waiver.

(a)   Each of the Domestic Guarantors waives any right (except as shall be required by applicable statute and cannot be waived) to require the Administrative Agent, any Lender or any Hedging Agreement Provider to (i) proceed against the Company, any other Domestic Guarantor or any other party, (ii) proceed against or exhaust any security held from the Company, any other Domestic Guarantor or any other party, or (iii) pursue any other remedy in the Administrative Agent's, any Lender's or any Hedging Agreement Provider's power whatsoever. Each of the Domestic Guarantors waives any defense based on or arising out of any defense of the Company, any other Domestic Guarantor or any other party other than payment in full of the indebtedness, including, without limitation, any defense based on or arising out of the disability of the Company, any other Domestic Guarantor or any other party, or the unenforceability of the indebtedness or any part thereof from any cause, or the cessation from any cause of the liability of the Company other than payment in full of the indebtedness. The Administrative Agent or any of the Lenders may, at their election, exercise any right or remedy the Administrative Agent and any Lender may have against the Company or any other party, or any security, without affecting or impairing in any way the liability of any Domestic Guarantor hereunder except to the extent the indebtedness has been paid. Each of the Domestic Guarantors waives any defense arising out of any such election by the Administrative Agent and each of the Lenders, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of the Domestic Guarantors against the Company or any other party.

(b)   Each of the Domestic Guarantors waives all presentments, demands for performance, protests and notices, including, without limitation, notices of nonperformance, notice of protest, notices of dishonor, notices of acceptance of the Domestic Guaranty, and notices of the existence, creation or incurring of new or additional indebtedness. Each Domestic Guarantor assumes all responsibility for being and keeping itself informed of the Company's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the indebtedness and the nature, scope and extent of the risks which such Domestic Guarantor assumes and incurs hereunder, and agrees that neither the Administrative Agent nor any Lender shall have any duty to advise such Domestic Guarantor of information known to it regarding such circumstances or risks.

(c)   Each of the Domestic Guarantors hereby agrees it will not exercise any rights of subrogation which it may at any time otherwise have as a result of the Domestic Guaranty (whether contractual, under Section 509 of the U.S. Bankruptcy Code, or otherwise) to the claims of the Lenders or any Hedging Agreement Provider against the Company or any other Domestic Guarantor of the indebtedness of the Company owing to the Lenders or any such Hedging Agreement Provider (collectively, the "Other Parties") and all contractual, statutory or common law rights of reimbursement, contribution or indemnity from any Other Party which it may at any time otherwise have as a result of the Domestic Guaranty until such time as the Loans hereunder shall have been paid and the Commitments have been terminated. Each of the Domestic Guarantors hereby further agrees not to exercise any right to enforce any other remedy which the Administrative Agent, the Lenders or any Hedging Agreement Provider now has or may hereafter have against any Other Party, any endorser or any other Domestic Guarantor of all or any part of the indebtedness of the Company and any benefit of, and any right to participate in, any security or collateral given to or for the benefit of the Lenders and/or any such Hedging Agreement Provider to secure payment of the indebtedness of the Company until such time as the Loans hereunder shall have been paid and the Commitments have been terminated.

Section 10.8   Limitation on Enforcement.

The Lenders and the Hedging Agreement Providers agree that this Domestic Guaranty may be enforced only by the action of the Administrative Agent acting upon the instructions of the Required Lenders and that no Lender or Hedging Agreement Provider shall have any right individually to seek to enforce or to enforce the Domestic Guaranty, it being understood and agreed that such rights and remedies may be exercised by the Administrative Agent for the benefit of the Lenders under the terms of this Agreement and for the benefit of any Hedging Agreement Provider under any Secured Hedging Agreement. The Lenders and the Hedging Agreement Providers further agree that this Domestic Guaranty may not be enforced against any director, officer, employee or stockholder of the Domestic Guarantors.

Section 10.9 **Confirmation of Payment.**

The Administrative Agent and the Lenders will, upon request after payment in cash in full of the indebtedness and obligations which are the subject of the Domestic Guaranty and termination of the Commitments relating thereto, confirm to the Company, the Domestic Guarantors or any other Person that such indebtedness and obligations have been paid and the Commitments relating thereto terminated, subject to the provisions of Section 10.2.

ARTICLE XI

GUARANTY OF THE DUTCH BORROWER OBLIGATIONS

Section 11.1 **The Foreign Guaranty.**

In order to induce the Lenders to enter into this Agreement and any Hedging Agreement Provider to enter into any Secured Hedging Agreement with the Dutch Borrower or any of its Subsidiaries and to extend credit hereunder and thereunder, and in recognition of the direct benefits to be received by the Foreign Guarantors from the Extensions of Credit to the Dutch Borrower hereunder and the extensions of credit under any Secured Hedging Agreement, each of the Foreign Guarantors hereby agrees with the Administrative Agent and the Lenders as follows: each Foreign Guarantor hereby unconditionally and irrevocably jointly and severally guarantees as primary obligor and not merely as surety the full and prompt payment when due, whether upon maturity, by acceleration or otherwise, of any and all indebtedness of the Dutch Borrower to the Administrative Agent, the Lenders and the Hedging Agreement Providers. If any or all of the indebtedness of the Dutch Borrower to the Administrative Agent and the Lenders becomes due and payable hereunder, each Foreign Guarantor unconditionally promises to pay such indebtedness to the Administrative Agent, the Lenders and the Hedging Agreement Providers, or order, on demand, together with any and all reasonable expenses which may be incurred by the Administrative Agent, the Lenders or the Hedging Agreement Providers in collecting any of the indebtedness. The word "indebtedness" is used in this Article XI in its most comprehensive sense and includes any and all advances, debts, obligations and liabilities of the Dutch Borrower, including all Credit Party Obligations of the Dutch Borrower, arising in connection with this Agreement, the other Credit Documents or any Secured Hedging Agreement, in each case, heretofore, now, or hereafter made, incurred or created, whether voluntarily or involuntarily, absolute or contingent, liquidated or unliquidated, determined or undetermined, whether or not such indebtedness is from time to time reduced, or extinguished and thereafter increased or incurred, whether the Dutch Borrower may be liable individually or jointly with others, whether or not recovery upon such indebtedness may be or hereafter become barred by any statute of limitations, and whether or not such indebtedness may be or hereafter become otherwise unenforceable. The Foreign Guaranty set forth in this Article XI is a guaranty of timely payment and not of collection.

Section 11.2   Bankruptcy.

Additionally, each of the Foreign Guarantors unconditionally and irrevocably guarantees jointly and severally the payment of any and all indebtedness of the Dutch Borrower to the Lenders and the Hedging Agreement Providers whether or not due or payable by the Dutch Borrower upon the occurrence of any of the events specified in Section 7.1(e), and unconditionally promises to pay such indebtedness to the Administrative Agent for the account of the Lenders and to any such Hedging Agreement Provider, or order, on demand, in lawful money of the United States. Each of the Foreign Guarantors further agrees that to the extent that the Dutch Borrower or a Foreign Guarantor shall make a payment or a transfer of an interest in any property to the Administrative Agent, any Lender or any Hedging Agreement Provider, which payment or transfer or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, or otherwise is avoided, and/or required to be repaid to the Dutch Borrower or a Foreign Guarantor, the estate of the Dutch Borrower or a Foreign Guarantor, a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such avoidance or repayment, the obligation or part thereof intended to be satisfied shall be revived and continued in full force and effect as if said payment had not been made.

Section 11.3   Nature of Liability.

The liability of each Foreign Guarantor hereunder is exclusive and independent of any security for or other Foreign Guaranty of the indebtedness of the Dutch Borrower whether executed by any such Foreign Guarantor, any other Foreign Guarantor or by any other party, and no Foreign Guarantor's liability hereunder shall be affected or impaired by (a) any direction as to application of payment by the Dutch Borrower or by any other party, (b) any other continuing or other Foreign Guaranty, undertaking or maximum liability of a Foreign Guarantor or of any other party as to the indebtedness of the Dutch Borrower, (c) any payment on or in reduction of any such other Foreign Guaranty or undertaking, (d) any dissolution, termination or increase, decrease or change in personnel by the Dutch Borrower, or (e) any payment made to the Administrative Agent, the Lenders or any Hedging Agreement Provider on the indebtedness which the Administrative Agent, such Lenders or such Hedging Agreement Provider repay the Dutch Borrower pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and each of the Foreign Guarantors waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding.

Section 11.4   Independent Obligation.

The obligations of each Foreign Guarantor hereunder are independent of the obligations of any other Foreign Guarantor or the Dutch Borrower, and a separate action or actions may be brought and prosecuted against each Foreign Guarantor whether or not action is brought against any other Foreign Guarantor or the Dutch Borrower and whether or not any other Foreign Guarantor or the Dutch Borrower is joined in any such action or actions.

Section 11.5   Authorization.

Each of the Foreign Guarantors authorizes the Administrative Agent, each Lender and each Hedging Agreement Provider without notice or demand (except as shall be required by applicable statute and cannot be waived), and without affecting or impairing its liability hereunder, from time to time to (a) renew, compromise, extend, increase, accelerate or otherwise change the time for payment of, or otherwise change the terms of the indebtedness or any part thereof in accordance with this Agreement, including any increase or decrease of the rate of interest thereon, (b) take and hold security from any Foreign Guarantor or any other party for the payment of the Foreign Guaranty or the indebtedness and exchange, enforce waive and release any such security, (c) apply such security and direct the order or manner of sale thereof as the Administrative Agent and the Lenders in their discretion may determine and (d) release or substitute any one or more endorsers, Foreign Guarantors, the Dutch Borrower or other obligors.

Section 11.6   Reliance.

It is not necessary for the Administrative Agent, the Lenders or any Hedging Agreement Provider to inquire into the capacity or powers of the Dutch Borrower or the officers, directors, members, partners or agents acting or purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

Section 11.7   Waiver.

(a)   Each of the Foreign Guarantors waives any right (except as shall be required by applicable statute and cannot be waived) to require the Administrative Agent, any Lender or any Hedging Agreement Provider to (i) proceed against the Dutch Borrower, any other Foreign Guarantor or any other party, (ii) proceed against or exhaust any security held from the Dutch Borrower, any other Foreign Guarantor or any other party, or (iii) pursue any other remedy in the Administrative Agent's, any Lender's or any Hedging Agreement Provider's power whatsoever. Each of the Foreign Guarantors waives any defense based on or arising out of any defense of the Dutch Borrower, any other Foreign Guarantor or any other party other than payment in full of the indebtedness, including, without limitation, any defense based on or arising out of the disability of the Dutch Borrower, any other Foreign Guarantor or any other party, or the unenforceability of the indebtedness or any part thereof from any cause, or the cessation from any cause of the liability of the Dutch Borrower other than payment in full of the indebtedness. The Administrative Agent or any of the Lenders may, at their election, exercise any right or remedy the Administrative Agent and any Lender may have against the Dutch Borrower or any other party, or any security, without affecting or impairing in any way the liability of any Foreign Guarantor hereunder except to the extent the indebtedness has been paid. Each of the Foreign Guarantors waives any defense arising out of any such election by the Administrative Agent and each of the Lenders, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of the Foreign Guarantors against the Dutch Borrower or any other party.

(b)   Each of the Foreign Guarantors waives all presentments, demands for performance, protests and notices, including, without limitation, notices of nonperformance, notice of protest, notices of dishonor, notices of acceptance of the Foreign Guaranty, and notices of the existence, creation or incurring of new or additional indebtedness. Each Foreign Guarantor assumes all responsibility for being and keeping itself informed of the Dutch Borrower's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the indebtedness and the nature, scope and extent of the risks which such Foreign Guarantor assumes and incurs hereunder, and agrees that neither the Administrative Agent nor any Lender shall have any duty to advise such Foreign Guarantor of information known to it regarding such circumstances or risks.

(c)   Each of the Foreign Guarantors hereby agrees it will not exercise any rights of subrogation which it may at any time otherwise have as a result of the Foreign Guaranty (whether contractual, under Section 509 of the U.S. Bankruptcy Code, or otherwise) to the claims of the Lenders or any Hedging Agreement Provider against the Dutch Borrower or any other Foreign Guarantor of the indebtedness of the Dutch Borrower owing to the Lenders or such Hedging Agreement Provider (collectively, the "Other Parties") and all contractual, statutory or common law rights of reimbursement, contribution or indemnity from any Other Party which it may at any time otherwise have as a result of the Foreign Guaranty until such time as the Loans hereunder shall have been paid and the Commitments have been terminated. Each of the Foreign Guarantors hereby further agrees not to exercise any right to enforce any other remedy which the Administrative Agent, the Lenders or the Hedging Agreement Providers now have or may hereafter have against any Other Party, any endorser or any other Foreign Guarantor of all or any part of the indebtedness of the Dutch Borrower and any benefit of, and any right to participate in, any security or collateral given to or for the benefit of the Lenders and/or any Hedging Agreement Provider to secure payment of the indebtedness of the Dutch Borrower until such time as the Loans hereunder shall have been paid and the Commitments have been terminated.

Section 11.8   Limitation on Enforcement.

The Lenders and the Hedging Agreement Providers agree that this Foreign Guaranty may be enforced only by the action of the Administrative Agent acting upon the instructions of the Required Lenders and that no Lender or Hedging Agreement Provider shall have any right individually to seek to enforce or to enforce the Foreign Guaranty, it being understood and agreed that such rights and remedies may be exercised by the Administrative Agent for the benefit of the Lenders under the terms of this Agreement and for the benefit of any Hedging Agreement Provider under any Secured Hedging Agreement. The Lenders and the Hedging Agreement Providers further agree that this Foreign Guaranty may not be enforced against any director, officer, employee or stockholder of the Foreign Guarantors.

Section 11.9 Limitation on Guaranty of Alliance AG

Notwithstanding any provision to the contrary contained herein or in any of the other Credit Documents, the following shall apply to Alliance AG's Guaranty Obligations as Foreign Guarantor (the "Alliance AG Guaranty"):

(a) Alliance AG hereby represents and warrants that, prior to entering into this Agreement, Alliance AG has taken the necessary steps to ensure that, subject to execution of and performance under this Agreement, Alliance AG shall be receiving arm's length compensation for the Alliance AG Guaranty. The parties to this Agreement acknowledge that, notwithstanding the foregoing and anything to the contrary elsewhere in this Agreement or any of the other Credit Documents, the risk exists that, in the event and at the time of the enforcement of this Agreement, (i) the Swiss Federal Tax Administration may qualify all or part of the payments by Alliance AG under the Alliance AG Guaranty as a constructive profit distribution and/or (ii) payments by Alliance AG under the Alliance AG Guaranty may qualify under Swiss corporate law as constructive profit distribution and/or repayment of capital by Alliance AG (in either case a "Constructive Profit Distribution").

(b) Upon the occurrence and during the continuance of an Event of Default, Alliance AG hereby appoints the Administrative Agent, for the benefit of the Lenders, to seek and obtain, prior to enforcement of the Alliance AG Guaranty, a ruling from the Swiss Federal Tax Administration confirming that the payments by Alliance AG under the Alliance AG Guaranty (the "Alliance AG Guaranty Payments") will not be qualified as Constructive Profit Distribution. The Administrative Agent, on behalf of the Lenders, hereby agrees and undertakes to Alliance AG that enforcement of the Alliance AG Guaranty shall not be imposed on Alliance AG without obtaining such ruling from the Swiss Federal Tax Administration. Alliance AG hereby agrees and undertakes to provide the Administrative Agent, for the benefit of the Lenders, with reasonable and bona fide support, including but not limited to copies of all relevant corporate documents (including, without limitation, any shareholders' and/or board resolutions of Alliance AG to enter into this Agreement) to allow the request for the above ruling to be filed with the Swiss Federal Tax Administration without delay.

(c) In the event that the Swiss Federal Tax Administration confirms that the Alliance AG Guaranty Payments will not be qualified as Constructive Profit Distribution, the Administrative Agent may seek, subject to the terms of Section 11.9(e) and (f), immediate enforcement under the Alliance AG Guaranty for the benefit of the Lenders without further notice.

(d) In the event that the Swiss Federal Tax Administration opines that all or part of the Alliance AG Guaranty Payments must be qualified as Constructive Profit Distribution, the Administrative Agent may seek, subject to the terms of Section 11.9(e) and (f), immediate enforcement under the Alliance AG Guaranty only for such part (if any) of the Alliance AG Guaranty Payments which are not qualified as Constructive Profit Distribution. Upon the request of the Administrative Agent, Alliance AG hereby agrees and undertakes to provide the Administrative Agent with reasonable and bona fide support (such as, without limitation, the filing of appeals before the competent authorities and/or courts) to challenge a negative ruling or decision of the Swiss Federal Tax Administration with respect to such part of the Alliance AG Guaranty Payments qualified by the Swiss Federal Tax Administration as a Constructive Profit Distribution.

(e)   If and to the extent payments on the Alliance AG Guaranty have to be qualified under Swiss corporate law as a Constructive Profit Distribution (the part, if any, qualified as Constructive Profit Distribution being hereafter referred to as the "Shortfall on Enforcement"), the Shortfall on Enforcement shall only become enforceable from time to time and used for application to the Credit Party Obligations of Alliance AG within the limit of the maximum amount of the profits of Alliance AG available for distribution as dividends from time to time, i.e. the balance sheet profits (if any) and any reserves available for such purpose in each case in accordance with Article 675 Section 2 and Article 671 Sections 1-3 of the Swiss Code of Obligations, less any amount for Swiss withholding taxes payable in respect thereof, until the aggregate cumulative amount of such profits and reserves reaches the Shortfall on Enforcement. Any payments on the Alliance AG Guaranty received by the Administrative Agent in excess of the Shortfall on Enforcement shall be promptly repaid by the Administrative Agent to Alliance AG.

(f)   For the purposes of reducing the Shortfall on Enforcement, the amount of profits of Alliance AG available from time to time for distribution to the Administrative Agent, for the benefit of the Lenders, shall be determined by a resolution of the annual shareholders' meeting of Alliance AG, based on an audited balance sheet of Alliance AG as required under Swiss corporate law, and on a confirmation by the auditors of Alliance AG that they have examined the balance sheet and that the amount for which enforcement is sought is in conformity with applicable Swiss corporate laws for the protection of share capital and legal reserves, to the extent they are not freely available, and with such accounting standards as then applied by the auditors of Alliance AG. However, such recovery amount shall at no time be less than the unrestricted equity capital surplus (including the unrestricted part of general (legal) reserves, restricted reserves which may be converted into free reserves, other free reserves, retained earnings and current net profits) available (as the case may be after a conversion/re-qualification) for distribution to the shareholder(s) of Alliance AG under Swiss corporate law and practice at the time or times enforcement by the Administrative Agent, for the benefit of the Lenders, in accordance with this Agreement is sought.

(g)   To the extent (but only to the extent) that all or part of the Alliance AG Guaranty Payments are requalified by the Swiss Federal Tax Administration as a Constructive Profit Distribution after their disbursement by Alliance AG to the Administrative Agent, on behalf of the Lenders, and to the extent the Alliance AG Guaranty Payments are made without Alliance AG having retained or withheld any Swiss withholding tax from such Alliance AG Guaranty Payments, the Administrative Agent hereby undertakes to timely file a related report with and pay, on behalf of the Lenders, the relevant tax amount (if any) to the Swiss Federal Tax Administration.

(h)   To the extent (but only to the extent) that Alliance AG is required to make any Swiss withholding tax payment directly to the Swiss Federal Tax Administration as a result of a requalification by the Swiss Federal Tax Administration of the Alliance AG Guaranty Payments as a Constructive Profit Distribution after their disbursement by Alliance AG to the Administrative Agent, on behalf of the Lenders, and to the extent the Alliance AG Guaranty Payments are made without Alliance AG having retained or withheld such Swiss withholding tax from such Alliance AG Guaranty Payments, the Administrative Agent, on behalf of the Lenders, agrees and undertakes to indemnify Alliance AG for such payments. This indemnification obligation shall extend to any director of Alliance AG to the extent that such director becomes personally liable for the payment of such Swiss withholding tax in the event of a liquidation of Alliance AG as a result of enforcement under this Agreement.

(i)   Alliance AG hereby agrees and undertakes to provide all necessary and bona fide support to the Administrative Agent, for the benefit of the Lenders, to allow the Administrative Agent and the Lenders to obtain, and the Administrative Agent and the Lenders agree to attempt to obtain, any refund of withholding tax described in this Section 11.9 as provided for under the relevant tax treaties then in force. The amount of any such refund shall be applied to reduce the Shortfall on Enforcement and, if and to the extent such reduction causes the Shortfall on Enforcement to be a negative amount, shall be paid (by the Administrative Agent or Lenders, as appropriate) to Alliance AG.

Section 11.10 Confirmation of Payment.

The Administrative Agent and the Lenders will, upon request after payment in cash in full of the indebtedness and obligations which are the subject of the Foreign Guaranty and termination of the Commitments relating thereto, confirm to the Dutch Borrower, the Foreign Guarantors or any other Person that such indebtedness and obligations have been paid and the Commitments relating thereto terminated, subject to the provisions of Section 11.2.

ARTICLE XII

**SPECIAL PROVISIONS APPLICABLE TO LENDERS
UPON THE OCCURRENCE OF A SHARING EVENT**

Section 12.1 Participations.

Upon the occurrence of a Sharing Event, the Lenders shall automatically and without further action be deemed to have exchanged interests (including funding obligations) in the outstanding Loans and outstanding Letters of Credit such that, in lieu of the interests (and funding obligations) of each Lender in each Loan and each outstanding Letter of Credit, such Lender shall hold an interest in all Revolving Loans, Swingline Loans and Term Loan B made to the Borrowers and all outstanding Letters of Credit issued for the account of such Persons or their Subsidiaries at such time (including all funding obligations in respect of unfunded Participation Interests), whether or not such Lender shall previously have participated therein, equal to such Lender's Exchange Percentage thereof. The foregoing exchanges shall be accomplished automatically pursuant to this Section 12.1 through purchases and sales of participations in the various Loans and outstanding Letters of Credit as required hereby, although at the request of the Administrative Agent each Lender hereby agrees to enter into customary participation agreements approved by the Administrative Agent to evidence the same. At the request of the Administrative Agent, each Lender which has sold participations in any of its Loans and outstanding Letters of Credit as provided above (through the Administrative Agent) will deliver to each Lender (through the Administrative Agent) which has so purchased a participating interest therein a participation certificate in the appropriate amount as determined in conjunction with the Administrative Agent. It is understood that the amount of funds delivered by each Lender shall be calculated on a net basis, giving effect to both the sales and purchases of participations by the various Lenders as required above.

Section 12.2 Administrative Agent's Determinations Binding.

All determinations by the Administrative Agent pursuant to this Article XII shall be made by it in accordance with the provisions herein and with the intent being to equitably share the credit risk for all Loans and Letters of Credit and other Extensions of Credit hereunder in accordance with the provisions hereof. Absent manifest error, all determinations by the Administrative Agent hereunder shall be binding on the Credit Parties and each of the Lenders. The Administrative Agent shall have no liability to any Credit Party or Lender hereunder for any determinations made by it hereunder except to the extent resulting from the Administrative Agent's gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision).

Section 12.3 Participation Payments in Dollars.

Upon, and after, the occurrence of a Sharing Event (a) no further Extensions of Credit shall be made, (b) all Revolving Commitments shall be automatically terminated and (c) all outstanding LIBOR Rate Loans shall be converted to Alternate Base Rate Loans and the Applicable Borrower shall be responsible for all funding losses and expenses associated therewith in accordance with the terms of Section 2.17. Notwithstanding anything to the contrary contained above, the failure of any Lender to purchase its participating interests as required above in any Extensions of Credit upon the occurrence of a Sharing Event shall not relieve any other Lender of its obligation hereunder to purchase its participating interests in a timely manner, but no Lender shall be responsible for the failure of any other Lender to purchase the participating interest to be purchased by such other Lender on any date.

Section 12.4 Delinquent Participation Payments.

If any amount required to be paid by any Lender pursuant to this Article XII is not paid to the Administrative Agent on the date upon which the Sharing Event occurred, such Lender shall, in addition to such aforementioned amount, also pay to the Administrative Agent on demand an amount equal to the product of (a) the amount so required to be paid by such Lender for the purchase of its participations, (b) the daily average Federal Funds Rate, during the period from and including the date of request for payment to the date on which such payment is immediately available to the Administrative Agent and (c) a fraction the numerator of which is the number of days that elapsed during such period and the denominator of which is 360. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts payable under this

Article XII shall be conclusive in the absence of manifest error. Amounts payable by any Lender pursuant to this Article XII shall be paid to the Administrative Agent for the account of the relevant Lenders; provided that, if the Administrative Agent (in its sole discretion) has elected to fund on behalf of such other Lender the amounts owing to such other Lenders, then the amounts shall be paid to the Administrative Agent for its own account.

Section 12.5   Settlement of Participation Payments.

Whenever, at any time after the relevant Lenders have received from any other Lenders purchases of participations pursuant to this Article XII, the various Lenders receive any payment on account thereof, such Lenders will distribute to the Administrative Agent, for the account of the various Lenders participating therein, such Lenders' participating interests in such amounts (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such participations were outstanding) in like funds as received; provided, however, that in the event that such payment received by any Lenders is required to be returned, the Lenders who received previous distributions in respect of their participating interests therein will return to the respective Lenders any portion thereof previously so distributed to them in like funds as such payment is required to be returned by the respective Lenders.

Section 12.6   Participation Obligations Absolute.

Each Lender's obligation to purchase participating interests pursuant to this Article XII shall be absolute and unconditional and shall not be affected by any circumstance including, without limitation, (a) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against any other Lender, any Credit Party or any other Person for any reason whatsoever, (b) the occurrence or continuance of a Default or an Event of Default, (c) any adverse change in the condition (financial or otherwise) of any Credit Party or any other Person, (d) any breach of this Agreement by any Credit Party, any Lender or any other Person, or (e) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

Section 12.7   Increased Costs; Indemnities.

Notwithstanding anything to the contrary contained elsewhere in this Agreement, upon any purchase of participations as required above, (a) each Lender which has purchased such participations shall be entitled to receive from the Borrowers any increased costs and indemnities (including, without limitation, pursuant to Section 2.15, 2.16, 2.17, 2.18 and 9.5) directly from the Borrowers to the same extent as if it were the direct Lender as opposed to a participant therein and (b) each Lender which has sold such participations shall be entitled to receive from the Borrowers indemnification from and against any and all Taxes imposed as a result of the sale of the participations pursuant to this Article XII. Each Borrower acknowledges and agrees that, upon the occurrence of a Sharing Event and after giving effect to the requirements of this Article XII, increased Taxes may be owing by it pursuant to Section 2.18, which Taxes shall be paid (to the extent provided in Section 2.18) by the respective Borrower or Borrowers, without any claim that the increased Taxes are not payable because same resulted from the participations effected as otherwise required by this Article XII. Upon the request of a Borrower, each Lender agrees, at such Borrower's expense, to file such tax forms and take such other actions as may be reasonably requested by such Borrower in order to reduce or eliminate the Taxes paid or reimbursed by such Borrower pursuant to this Section 12.7 or to obtain a refund of all or a portion of such Taxes.

Section 12.8 **Provisions Solely to Effect Intercreditor Agreement.**

The provisions of this Article XII are and are intended solely for the purpose of effecting a sharing arrangement among the Lenders and reflects an agreement among creditors. Except as contemplated by Sections 12.3 and 12.7, none of the Credit Parties shall have any rights or obligations under this Article XII. Nothing contained in this Article XII is intended to or shall impair the obligations of the Credit Parties, which are absolute and unconditional, to pay the Credit Party Obligations of such Credit Parties as and when the same shall become due and payable in accordance with their terms.

Section 12.9 **No Novation.**

This Agreement shall not constitute a novation, extinguishment or substitution of the obligations of the Credit Parties under the Existing Credit Agreement or in any way release or impair the rights, duties, Credit Party Obligations or Liens created pursuant to the Existing Credit Agreement or any other Credit Document or affect the relative priorities thereof, in each case to the extent in force and effect thereunder as of the Closing Date and except as modified hereby or by documents, instruments and agreements executed and delivered in connection herewith, and all of such rights, duties, Credit Party Obligations and Liens are assumed, ratified and affirmed by the Borrowers and each other Credit Party.

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed and delivered by its proper and duly authorized officers as of the day and year first above written.

COMPANY: **ALLIANCE ONE INTERNATIONAL, INC.**

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

DUTCH BORROWER: **INTABEX NETHERLANDS B.V.**

By:_____
Name:_____
Title:_____

DOMESTIC GUARANTORS: **[NONE]**

FOREIGN GUARANTORS: **ALLIANCE ONE INTERNATIONAL AG**

By:_____
Name:_____
Title:_____

[signatures continue]

<u>ADMINISTRATIVE AGENT</u>
<u>AND LENDERS</u>:

[The undersigned hereby executes this Agreement on behalf of itself and, pursuant to the power of attorney granted to the Administrative Agent by each of the Lenders, each of the Lenders:]

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Administrative Agent and as a Lender

By:_____

Name:_____

Title:_____

[Must be Properly Notarized]

[STATE OF _____

COUNTY OF _____

     I, a Notary Public of the County and State aforesaid, certify that personally came before me this day and acknowledged that (s)he is _____ Secretary of, a national banking association, and that by authority duly given and as the act of the corporation, the foregoing instrument was signed in its name by its _____ President, sealed with its bank seal and attested by _____ as its _____ Secretary.

     WITNESS my hand and official stamp or seal, this ____ day of _____, ____.

_____
                                 Notary Public

<u>My Commission Expires</u>:

_____

[NOTARIAL SEAL]]

[signatures continue]

ING BANK N.V., **LONDON BRANCH**,
as a Lender

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

[signatures continue]

**DEUTSCHE BANK AG NEW YORK
BRANCH**, as a Lender

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____